02038439

P.E 5·1·02

1-06439

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2002

SONY CORPORATION
(Translation of registrant's name into English)
7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN
(Address of principal executive offices)
The registrant files annual reports under cover of Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By Teruhisa Tokunaka
(Signature)

Teruhisa Tokunaka
Executive Deputy President
and Chief Financial Officer

Date: May 30, 2002

List of materials

Documents attached hereto:

i) A press release regarding Consolidated Financial Statements for the fiscal year ended March 31, 2002.

ii) A press release regarding Notice of the Ordinary General Meeting of Shareholders to be held on June 20, 2002.

iii) A press release regarding Cooperation between Sony and Fujitsu in Internet Related Business

SONY

Consolidated Financial Statements

For the year ended March 31, 2002

Sony Corporation

TOKYO, JAPAN

Contents

Financial Highlights

Sony Corporation and Consolidated Subsidiaries - Year ended March 31

OPERATING RESULTS

	Yen in billions except per share amounts and number of employees		Percent change	Dollars in millions except per share amounts
	2001	**2002**	2002/2001	**2002**
FOR THE YEAR				
Sales and operating revenue	¥7,314.8	**¥7,578.3**	+3.6%	**$56,979**
Operating income	225.3	**134.6**	-40.3	**1,012**
Income before income taxes	265.9	**92.8**	-65.1	**698**
Income before cumulative effect of accounting changes	121.2	**9.3**	-92.3	**70**
Net income	16.8	**15.3**	-8.6	**115**
Per share of common stock:				
Income before cumulative effect of accounting changes				
—Basic	¥132.64	**¥ 10.21**	-92.3%	**$ 0.08**
—Diluted	124.36	**10.18**	-91.8	**0.08**
Net income				
—Basic	18.33	**16.72**	-8.8	**0.13**
—Diluted	19.28	**16.67**	-13.5	**0.13**
Cash dividends	25.00	**25.00**		**0.19**
AT YEAR-END				
Stockholders' equity	¥2,315.5	**¥2,370.4**	+2.4%	**$17,823**
Total assets	7,828.0	**8,185.8**	+4.6	**61,547**
Number of employees	181,800	**168,000**		

Notes:

1. *U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥133=U.S.$1, the approximate Tokyo foreign exchange market rate as of March 29, 2002.*
2. *Cash dividends per share of common stock for the year ended March 31, 2002 include a dividend which is subject to approval of the Ordinary General Meeting of Shareholders to be held on June 20, 2002.*
3. *In July 2001, Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 142 "Goodwill and Other Intangible Assets". Sony adopted FAS No. 142 retroactive to April 1, 2001. As a result, Sony's operating income and income before income taxes for the year ended March 31, 2002 increased by ¥20.1 billion ($151 million) and income before cumulative effect of accounting changes as well as net income for the year ended March 31, 2002 increased by ¥18.9 billion ($142 million).*
4. *On April 1, 2001, Sony adopted FAS No.133, "Accounting for Derivative Instruments and Hedging Activities" as amended by FAS No.138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment of FASB statement No.133". As a result, Sony's operating income, income before income taxes and net income for the year ended March 31, 2002 decreased by ¥3.0 billion ($23 million), ¥3.4 billion ($26 million) and ¥2.2 billion ($16 million), respectively. Additionally, Sony recorded a one-time non-cash after-tax unrealized gain of ¥1.1 billion ($8 million) in accumulated other comprehensive income in the consolidated balance sheet, as well as an after-tax gain of ¥6.0 billion ($45 million) in the cumulative effect of accounting changes in the consolidated statement of income.*
5. *In June 2000, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 00-2, "Accounting by Producers or Distributors of Films". Sony adopted SOP 00-2 retroactive to April 1, 2000. As a result, Sony's net income for the year ended March 31, 2001 included a one-time, non-cash charge with no tax effect of ¥101.7 billion, primarily to reduce the carrying value of its film inventory.*
6. *In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements". Sony adopted SAB No. 101 in the fourth quarter ended March 31, 2001 retroactive to April 1, 2000. As a result, a one-time no-cash cumulative effect adjustment of ¥2.8 billion was recorded in the income statement directly above the caption of "net income" for a change in accounting principle.*

Operational Review

Highlights

- Aided by the depreciation of the yen, Sony achieved the largest consolidated sales in our history, ¥7,578.3 billion ($57 billion), on a U.S. GAAP basis, despite the difficult global economic environment in the fiscal year. However, operating income fell sharply and net income fell 8.6%.
- The Game business recovered. Strong sales of PlayStation 2 hardware and software led to significant increases in sales and operating income.
- In the Electronics business, sales decreased 3.0% and a ¥8.2 billion ($62 million) loss was recorded compared with operating income of ¥247.1 billion in the previous fiscal year. Through tighter control of inventory in all regions, inventory was reduced ¥277.6 billion, or 35.1%, year on year.
- The Pictures business' operating performance improved significantly due to a more profitable film slate including strong worldwide DVD software sales.
- In the fiscal year ending March 31, 2003, we forecast sales to increase 6% to ¥8,000 billion ($60 billion) and operating income to increase significantly to ¥280 billion ($2,105 million).

Remarks by Nobuyuki Idei, Chairman and CEO of Sony Corporation

The global economic environment in which Sony operates continued to show weakness during the fiscal year, reflecting the further economic slowdown and decline in consumer demand around the world. As a result of these challenges, Sony had no choice but to revise downward twice the forecast we issued at the beginning of the fiscal year. Nevertheless, at the end of the fiscal year, we were able to achieve results that surpassed our most recent forecast.

In response to the difficult business environment, Sony took several steps to improve our performance in the Electronics, Pictures and Music segments such as the prioritization and concentration of our businesses, a reduction of fixed costs, and a reinforcement of our inventory management. In order to strengthen our mobile handset business, we established a joint venture with Ericsson on October 1, 2001, and that venture is now progressing in a satisfactory manner. Regarding Aiwa Co., Ltd., we decided to privatize the company on October 1, 2002 with the goal of developing a new brand strategy.

The PlayStation 2 business gained stature during the fiscal year as a platform that generates a positive return through the steady penetration of its hardware and the frequent release of attractive software. As a result, in the Game segment, sales exceeded the ¥1,000 billion ($7,519 million) mark and profitability significantly increased. During the fiscal year, the second year since its launch, the PlayStation 2 business entered its harvest stage. Going forward, in addition to expanding the Game business, we will increase profitability by fully utilizing the business-opportunity-expanding potential of all the hardware in the Sony Group.

Since we expect the severe economic environment to continue in the next fiscal year, we aim to raise our level of profitability through the further restructuring of the entire Sony Group. Sony has a variety of businesses under its umbrella: Electronics, Game, Music, Pictures, Internet Communication Services and Financial Services. By utilizing this unique structure and through the mutual cooperation between these businesses, we will work to provide consumers with attractive contents, services and hardware, and we will strive to enhance corporate value.

Consolidated Results for the Fiscal Year

Note I: During the fiscal year ended March 31, 2002, the average value of the yen was ¥124.1 against the U.S. dollar and ¥109.1 against the euro, which was 11.7% lower against the U.S. dollar and 9.3% lower against the euro, compared with the previous fiscal year. Operating results on a local currency basis described in the following pages reflect sales and operating revenue ("sales") and operating income (loss) obtained by applying the yen's average exchange rate in the previous fiscal year to local currency-denominated monthly sales, cost of sales, and selling, general and administrative expenses in the fiscal year. Local currency basis results are not reflected in Sony's financial statements and are not measures conforming with Generally Accepted Accounting Principles in the U.S. ("U.S. GAAP"). In addition, Sony does not believe that these measures are a substitute for U.S. GAAP measures. However, Sony believes that local currency basis results provide additional useful information to investors regarding operating performance.

Note II: Commencing with the first quarter ended June 30, 2001, Sony has partly realigned its business segment configuration. In accordance with this change, results of the previous fiscal year have been reclassified to conform to the presentation for the fiscal year ended March 31, 2002.

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales were ¥7,578.3 billion ($57 billion), an increase of 3.6% year on year (4% decrease on a local currency basis).

- Sales in our Electronics segment declined 3.0% due to weak market conditions and intensified price competition. However, due to a 51.9% increase in sales in the Game segment, we achieved our highest sales ever recorded.

Operating income was ¥134.6 billion ($1,012 million), a decrease of ¥90.7 billion, or 40.3%, year on year.

- In the Game segment, operating income increased ¥134.0 billion. In the Electronics segment, an operating loss of ¥ 8.2 billion ($62 million) was recorded compared to operating income of ¥ 247.1 billion in the previous year, a decrease of ¥255.3 billion.
- Profitability in the Game segment significantly increased because:
  → The PlayStation 2 ("PS 2") business had a significant increase in sales.
  → The cost of manufacturing the PS 2 declined due to cost reduction initiatives.
- In the Electronics segment, despite the positive impact of the depreciation of the yen, weak market conditions around the world and our implementation of restructuring initiatives led to a significant decline in profitability.
- Selling, general and administrative expenses during the fiscal year increased ¥129.8 billion, primarily due to the impact of the yen's depreciation and higher personnel expenses.

Income before income taxes was ¥92.8 billion ($698 million), a decrease of ¥173.1 billion, or 65.1%, year on year.

- In addition to the drop in operating income, other income decreased ¥71.3 billion and other expenses increased ¥11.1 billion.
  → Other income decreased because, in the previous fiscal year, Sony recorded a ¥41.7 billion gain from the sale of stock in subsidiaries including a subsidiary engaged in a television channel operation in India.
  → Other expenses increased because net foreign exchange losses increased ¥16.1 billion in association with foreign exchange contracts; the yen's depreciation exceeded our contracted rate.

Net income was ¥15.3 billion ($115 million), a decrease of ¥1.5 billion, or 8.6%, year on year.

- Income taxes decreased ¥50.3 billion, and equity in net losses of affiliated companies decreased ¥10.0 billion. Moreover, ¥104.5 billion was recorded for a cumulative effect of accounting changes in the previous fiscal year. Income before cumulative effect of accounting changes decreased 92.3%.
  - → Equity in net losses of affiliated companies decreased because:
    - ~ In the previous fiscal year, Sony recorded a ¥25.0 billion equity in net loss, which includes an impairment loss for the entire carrying value of its investment, in regards to Loews Cineplex Entertainment Corporation, a theatrical exhibition company.
    - ~ On the other hand, in the fiscal year, Sony recorded a ¥7.4 billion ($56 million) loss for our portion of the loss generated by Sony Ericsson Mobile Communications, a mobile handset joint venture established in October 2001.
  - → Changes in accounting standards were adopted in the first quarter of the fiscal year ended March 31, 2001 and were made for one-time cumulative effect adjustments primarily in the Pictures business.
  - → The effective income tax rate was 70.3% (the rate in the previous year was 43.5%).
    - ~ Compared with the previous fiscal year, the effective tax rate increased because losses expanded at subsidiaries such as Aiwa Co., Ltd. ("Aiwa") and certain consolidated subsidiaries in the U.S. that are not expected to be able to utilize their loss carryforwards for tax purposes within the period set aside for those carryforwards.

Statement of Financial Accounting Standards No.142, "Goodwill and Other Intangible Assets" adopted in the first quarter of the fiscal year ended March 31, 2002 (refer to Note 2 in the consolidated financial statements) had a ¥20.1 billion ($151 million) positive effect on operating income and income before income taxes, and an ¥18.9 billion ($142 million) positive effect on net income.

- By segment, the change in accounting standard positively affected the Electronics business ¥3.0 billion ($23 million), the Game business ¥10.5 billion ($79 million), the Music business ¥3.4 billion ($26 million), and the Pictures business ¥3.2 billion ($24 million).

Operating Performance Highlights by Business Segment

Note III: "Sales and operating revenue" in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated. "Operating income" in each business segment represents operating income recorded before intersegment transactions and unallocated corporate expenses are eliminated.

Note IV: Sales of mobile handsets are no longer recorded in the "Information and Communications" product category of the Electronics segment as of the second half of the fiscal year. From the second half, sales of mobile handsets manufactured for Sony Ericsson Mobile Communications, established in October 2001, are recorded in the "Other" product category of the Electronics segment.

Electronics

Year ended March 31

	Yen in billions		Percent change	Dollars in millions
	2001	**2002**	2002/2001	**2002**
Sales and operating revenue	¥5,473.4	**¥5,310.4**	-3.0%	**$39,928**
Operating income (loss)	247.1	**(8.2)**		**(62)**

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales were ¥5,310.4 billion ($40 billion), a decrease of 3.0% year on year (10% decrease on a local currency basis).

- On a product category basis, sales increased in "Televisions" by 6.3%, in "Video" by 1.9%, and in "Information and Communications" (in the case where mobile handsets are excluded, see Note IV on page 5), by 1.1%. Within the "Information and Communications" category, VAIO PCs increased 16.1%.
- Sales decreased in "Semiconductors" by 23.3%, in "Components" by 6.5%, in "Audio" by 1.2%, and in "Other" (which contains Aiwa) by 11.5%.
  - → On a local currency basis:
    - ~ Products with significant decreases in sales were semiconductors and OEM businesses, including computer displays and data storage devices. Products with increases in sales included VAIO PCs, personal digital assistants ("CLIE"), digital still cameras, and projection TVs.
    - ~ On a geographic basis, sales in all regions declined.

In terms of profitability, an operating loss of ¥8.2 billion ($62 million) was recorded compared with operating income of ¥247.1 billion in the previous fiscal year, a decrease of ¥255.3 billion year on year.

- Reasons why a loss was recorded include:
  - → A worldwide drop in market prices.
  - → A decline in demand for semiconductors and OEM products such as PC peripherals.
  - → Restructuring charges of ¥85 billion including Aiwa.
  - → Losses in the mobile handset business.
  - → Losses at Aiwa.
- On a product category basis, "Audio," in which Net MD devices and Home Theater systems were particularly well received, increased in profitability while "Semiconductors" and "Information and Communications" (refer to Note IV on page 5) significantly decreased in profitability.

Inventory at the end of the fiscal year was ¥513.4 billion ($3,860 million), a ¥277.6 billion, or 35.1%, decrease year on year.

- By strengthening the supply chain management system that controls the procurement of raw materials, production, and inventory in response to actual changes in demand throughout Sony, particularly through the establishment of Sony EMCS Corporation in April 2001, we reduced inventory significantly.

Game

	Yen in billions		Percent change	Dollars in millions
	2001	**2002**	2002/2001	**2002**
Sales and operating revenue	¥660.9	**¥1,003.7**	+51.9%	**$7,547**
Operating income (loss)	(51.1)	**82.9**		**623**

Year ended March 31

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales were ¥1,003.7 billion ($7,547 million), an increase of 51.9% year on year (40% increase on a local currency basis).

- Due to strong demand for PlayStation 2 ("PS 2") hardware and software, we attained record sales. However, sales of PS one hardware and software decreased.
  - → On a geographic and local currency basis, sales increased slightly in Japan and significantly in the U.S. and Europe.
    - ~ In terms of hardware, sales of PS 2 were strong around the world, with significant increases in the U.S. and Europe.
    - ~ Software sold well in the U.S. and Europe. In Japan, sales decreased slightly.
- Worldwide hardware production shipments:
  - → PS 2: 18.07 million units (an increase of 8.87 million units)
  - → PS one: 7.40 million units (a decrease of 1.91 million units)
- Worldwide software unit production shipments:
  - → PS 2: 121.80 million units (an increase of 86.40 million units)
  - → PlayStation: 91.00 million units (a decrease of 44.00 million units)
    - ~ In terms of total software unit sales, PS 2 titles represented 57%, an increase from the 21% recorded last fiscal year.

In terms of profitability, operating income of ¥82.9 billion ($623 million) was recorded compared with an operating loss of ¥51.1 billion in the previous fiscal year, an increase of ¥134.0 billion year on year.

- Reductions in the cost of manufacturing PS 2 hardware and the yen's depreciation led to an improvement in gross margins. This improvement, along with an increase in gross margins of software, led to the large improvement in profitability.

Inventory at the end of the fiscal year was ¥119.0 billion ($895 million), a ¥14.3 billion, or 13.7%, increase year on year.

Music

	Yen in billions		Percent change	Dollars in millions
	2001	**2002**	2002/2001	**2002**
Sales and operating revenue	¥612.1	**¥642.8**	+5.0%	**$4,833**
Operating income	20.5	**20.2**	-1.6	**152**

Year ended March 31

The amounts presented above are the sum of the yen-translated results of Sony Music Entertainment Inc. ("SMEI" - a U.S. based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis) and the results of Sony Music Entertainment (Japan) Inc. ("SMEJ" - a Japan based operation which aggregates results in yen). Management analyzes the results of SMEI in U.S. dollars, so discussion of certain portions of its results are specified as being on "a U.S. dollar basis."

Sales were ¥642.8 billion ($4,833 million), an increase of 5.0% year on year (3% decrease on a local currency basis). 69% of the Music segment's sales were generated by SMEI. 31% of sales were generated by SMEJ.

- On a U.S. dollar basis, SMEI's sales decreased 4%.
  - → This was due to the contraction of the global music industry, an increase in digital piracy and the negative impact of the September 11th terrorist attacks in the U.S.
  - → Destiny Child's *Survivor*, Shakira's *Laundry Service*, Michael Jackson's *Invincible*, and Jennifer Lopez's *J. Lo* were some of the best selling albums.
- Sales of SMEJ increased 2%.
  - → Chemistry's *The way we are*, GOSPELLERS' *Love Notes*, and Ken Hirai's *gaining through losing* were some of the best selling albums.

Operating income was ¥20.2 billion ($152 million), a decrease of ¥0.3 billion, or 1.6%, year on year (3% decrease on a local currency basis).

- On a U.S. dollar basis, SMEI's operating income decreased 20%.
  - → The revenue-reducing factors noted above and costs incurred for ongoing restructuring activities including the reduction in the number of worldwide employees, the rationalization of digital media initiatives and portfolio investments, and the settlement of certain significant industry-wide litigation were the primary reasons for the decline in operating income.
  - → On the other hand, the benefit of aggressive worldwide restructuring and cost reduction initiatives partially offset the drop in operating income. During the fiscal year, total restructuring charges of $68 million were recorded, primarily for headcount reductions and lease termination costs.
- Operating income of SMEJ increased 18%.
  - → Despite the decline of the music industry, a reduction of selling, general and administrative expenses, particularly advertising expenses, and a recording of a gain on sale of long-lived assets from the sale of a studio facility led to an increase in operating income.

Pictures

Year ended March 31

	Yen in billions		Percent change	Dollars in millions
	2001	**2002**	2002/2001	**2002**
Sales and operating revenue	¥555.2	**¥635.8**	+14.5%	**$4,781**
Operating income	4.3	**31.3**	+624.6	**235**

The results presented above are a yen-translation of the results of Sony Pictures Entertainment (SPE - a U.S. based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis). Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results are specified as being on "a U.S. dollar basis."

Sales were ¥635.8 billion ($4,781 million), an increase of 14.5% year on year (2% increase on a U.S dollar basis).

- The reasons for the increase in sales (on a U.S. dollar basis) were:
  - → *A Knight's Tale*, *America's Sweethearts*, and *Black Hawk Down* were some of the strongest performers.
  - → Strong DVD software sales of prior fiscal year films such as *Crouching Tiger, Hidden Dragon* and *Vertical Limit* also contributed to the increase in sales.
  - → The game shows *Wheel of Fortune* and *Jeopardy!* continued their successful runs.
- The increase in sales was partially offset (on a U.S. dollar basis) due to:
  - → Fewer network television shows
  - → Lower advertising sales.

Operating income was ¥31.3 billion ($235 million), an increase of ¥27.0 billion, or 624.6%, year on year (952% increase on a U.S. dollar basis).

- The reasons for the increase in operating income (on a U.S. dollar basis) were:
  - → Consistent profitability from the film slate, with the exception of two major loss films, *Ali* and *Riding in Cars With Boys*, including the strong performance of DVD software in the worldwide home entertainment market.
  - → The recording of an insurance recovery for losses on previous years' released films.
  - → Lower deficits on network television shows due to the consolidation of U.S. television operations.
- Partially offsetting the increase in operating income (on a U.S. dollar basis) were:
  - → A one-time restructuring charge of $67 million recorded in connection with the consolidation of U.S. television operations.
  - → A provision with respect to income recorded from a licensee of feature film and television product.
  - → A weak advertising sales market.

Financial Services

Year ended March 31

	Yen in billions		Percent change	Dollars in millions
	2001	**2002**	2002/2001	**2002**
Financial services revenue	¥478.8	**¥512.2**	+7.0%	**$3,852**
Operating income	17.4	**22.1**	+27.0	**166**

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Financial service revenue was ¥512.2 billion ($3,852 million), an increase of 7.0% year on year.

- An increase in insurance revenue brought about by an increase in insurance-in-force from individual life insurance products at Sony Life Insurance Co., Ltd. ("Sony Life") greatly contributed to the increase in segment revenue. An increase in newly acquired insurance-in-force at Sony Assurance Inc. also contributed to the increase in revenue.
- Revenue declined at Sony Finance International, Inc ("Sony Finance").

Operating income was ¥22.1 billion ($166 million), an increase of ¥4.7 billion, or 27.0%, year on year.

- Despite the impact of an impairment loss on Argentine bonds, operating income at Sony Life increased due to the significant increase in insurance revenue that accompanies the increase in insurance-in-force from individual life insurance products. Because revaluation losses from interest rate swaps decreased, Sony Finance's operating income also increased.
- Losses at Sony Assurance Inc. decreased over the course of the fiscal year.
- Sony Bank Inc. recorded a loss primarily due to start-up expenses.

Other

Year ended March 31

	Yen in billions		Percent change	Dollars in millions
	2001	**2002**	2002/2001	**2002**
Sales and operating revenue	¥156.4	**¥146.4**	-6.4%	**$1,100**
Operating income (loss)	(9.4)	**(8.6)**		**(64)**

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales were ¥146.4 billion ($1,100 million), a decrease of 6.4% year on year.

- Sales declined at an advertising agency business subsidiary in Japan.

In terms of profitability, an operating loss of ¥8.6 billion ($64 million) was recorded compared with an operating loss of ¥9.4 billion in the previous year, an improvement of ¥0.8 billion year on year.

- The loss was recorded primarily due to losses at our location-based entertainment businesses in Japan and the U.S., and at Sony Communication Network Corporation.

BUSINESS SEGMENT INFORMATION

Year ended March 31

	Yen in millions		Percent change	Dollars in millions
	2001	**2002**	2002/2001	**2002**
Sales and operating revenue:				
Electronics –				
Customers	¥4,999,428	**¥4,793,039**	-4.1%	**$36,038**
Intersegment	473,966	**517,407**		**3,890**
Total	5,473,394	**5,310,446**	-3.0	**39,928**
Game –				
Customers	646,147	**986,529**	+52.7	**7,418**
Intersegment	14,769	**17,185**		**129**
Total	660,916	**1,003,714**	+51.9	**7,547**
Music –				
Customers	571,003	**588,191**	+3.0	**4,422**
Intersegment	41,110	**54,649**		**411**
Total	612,113	**642,840**	+5.0	**4,833**
Pictures –				
Customers	555,227	**635,841**	+14.5	**4,781**
Intersegment	0	**0**		**0**
Total	555,227	**635,841**	+14.5	**4,781**
Financial Services –				
Customers	447,147	**483,313**	+8.1	**3,634**
Intersegment	31,677	**28,932**		**218**
Total	478,824	**512,245**	+7.0	**3,852**
Other –				
Customers	95,872	**91,345**	-4.7	**686**
Intersegment	60,526	**55,042**		**414**
Total	156,398	**146,387**	-6.4	**1,100**
Elimination	(622,048)	**(673,215)**	–	**(5,062)**
Consolidated total	¥7,314,824	**¥7,578,258**	+3.6%	**$56,979**

Electronics intersegment amounts primarily consist of transactions with the Game business.
Music intersegment amounts primarily consist of transactions with Game and Pictures businesses.
Other intersegment amounts primarily consist of transactions with the Electronics business.

Year ended March 31

	Yen in millions		Percent change	Dollars in millions
	2001	**2002**	2002/2001	**2002**
Operating income (loss):				
Electronics	¥ 247,083	**¥ (8,237)**	–%	**$ (62)**
Game	(51,118)	**82,915**	–	**623**
Music	20,502	**20,175**	-1.6	**152**
Pictures	4,315	**31,266**	+624.6	**235**
Financial Services	17,432	**22,134**	+27.0	**166**
Other	(9,374)	**(8,584)**	–	**(64)**
Total	228,840	**139,669**	-39.0	**1,050**
Corporate and elimination	(3,494)	**(5,038)**	–	**(38)**
Consolidated total	¥ 225,346	**¥ 134,631**	-40.3%	**$ 1,012**

Commencing with the first quarter ended June 30, 2001, Sony has partly realigned its business segment configuration. In accordance with this change, results of the previous year have been reclassified to conform to the presentation for the year ended March 31, 2002.

Electronics Sales and Operating Revenue to Customers by Product Category

Year ended March 31

	Yen in millions		Percent change	Dollars in millions
	2001	**2002**	2002/2001	**2002**
Sales and operating revenue:				
Audio	¥ 756,393	**¥ 747,469**	-1.2%	**$ 5,620**
Video	791,465	**806,401**	+1.9	**6,063**
Televisions	703,698	**747,877**	+6.3	**5,623**
Information and communications	1,322,818	**1,227,685**	-7.2	**9,231**
Semiconductors	237,668	**182,276**	-23.3	**1,371**
Components	612,520	**572,465**	-6.5	**4,304**
Other	574,866	**508,866**	-11.5	**3,826**
Total	¥4,999,428	**¥4,793,039**	-4.1%	**$36,038**

The above table is a breakdown of Electronics sales and operating revenue to customers in the Business Segment Information on page 11. The Electronics business is managed as a single operating segment by Sony's management. However, Sony believes that the information in this table is useful to investors in understanding the sales contributions of the products in this business segment. In addition, commencing with the first quarter ended June 30, 2001, Sony has partly realigned its product category configuration in the Electronics business. In accordance with this change, results of the previous year have been reclassified to conform to the presentation for the year ended March 31, 2002. Sales of mobile phones are no longer recorded in the "Information and Communications" category as of the third quarter of the current fiscal year. From the third quarter, sales of mobile phones manufactured for Sony Ericsson Mobile Communications are recorded in the "Other" product category.

GEOGRAPHIC SEGMENT INFORMATION

Year ended March 31

	Yen in millions		Percent change	Dollars in millions
	2001	**2002**	2002/2001	**2002**
Sales and operating revenue:				
Japan	¥2,400,777	**¥2,248,115**	-6.4%	**$16,903**
United States	2,179,833	**2,461,523**	+12.9	**18,508**
Europe	1,473,780	**1,609,111**	+9.2	**12,098**
Other Areas	1,260,434	**1,259,509**	-0.1	**9,470**
Total	¥7,314,824	**¥7,578,258**	+3.6%	**$56,979**

Classification of Geographic Segment Information shows sales and operating revenue recognized by location of customers.

CONDENSED FINANCIAL SERVICES FINANCIAL STATEMENTS

The Financial Services is included on a consolidated basis in Sony's consolidated financial statements. The following schedule shows unaudited condensed financial statements for the Financial Services and for all other businesses excluding Financial Services as well as condensed consolidated financial statements. While these presentations are not required under U.S. GAAP used in Sony's consolidated financial statements, because the Financial Services is different in nature from Sony's other businesses such as Electronics, Game, Music, and Pictures businesses, Sony believes that these types of comparative presentations help the understanding and analysis of Sony's consolidated financial statements. Transactions between the Financial Services and all other businesses excluding Financial Services are eliminated in the consolidated figures shown below.

Condensed balance sheets (unaudited)

March 31

	Financial Services			*All other businesses excluding Financial Services*			*Consolidated*		
	Yen in millions		Dollars in millions	Yen in millions		Dollars in millions	Yen in millions		Dollars in millions
	2001	**2002**	**2002**	2001	**2002**	**2002**	2001	**2002**	**2002**
ASSETS									
Cash and cash equivalents	¥ 307,245	**¥ 327,262**	**$ 2,460**	¥ 300,000	**¥ 356,538**	**$ 2,681**	¥ 607,245	**¥ 683,800**	**$ 5,141**
Marketable securities	77,905	**157,363**	**1,183**	12,189	**4,784**	**36**	90,094	**162,147**	**1,219**
Other current assets	146,967	**142,051**	**1,069**	2,716,845	**2,412,799**	**18,141**	2,780,135	**2,491,265**	**18,732**
Investments and advances	1,104,739	**1,388,556**	**10,440**	405,312	**420,226**	**3,160**	1,388,988	**1,697,807**	**12,765**
Investments in Financial Services, at cost . .	–	**–**	**–**	160,189	**170,189**	**1,280**	–	**–**	**–**
Deferred insurance acquisition costs . .	270,022	**308,204**	**2,317**	–	**–**	**–**	270,022	**308,204**	**2,317**
Other long-lived assets	167,356	**172,616**	**1,298**	2,567,381	**2,702,352**	**20,318**	2,691,482	**2,842,572**	**21,373**
	¥2,074,234	**¥2,496,052**	**$18,767**	¥6,161,916	**¥6,066,888**	**$45,616**	¥7,827,966	**¥8,185,795**	**$61,547**
LIABILITIES AND STOCKHOLDERS' EQUITY									
Deposits from customers in the banking business	–	**¥ 106,472**	**$ 801**	–	**–**	**–**	–	**¥ 106,472**	**$ 801**
Future insurance policy benefits and other	¥1,366,013	**1,680,418**	**12,635**	–	**–**	**–**	¥1,366,013	**1,680,418**	**12,635**
Other liabilities and minority interest in consolidated subsidiaries	404,019	**390,976**	**2,939**	¥3,987,328	**¥3,834,544**	**$28,831**	4,146,500	**4,028,495**	**30,288**
Total liabilities and minority interest in consolidated subsidiaries	1,770,032	**2,177,866**	**16,375**	3,987,328	**3,834,544**	**28,831**	5,512,513	**5,815,385**	**43,724**
Stockholders' equity	304,202	**318,186**	**2,392**	2,174,588	**2,232,344**	**16,785**	2,315,453	**2,370,410**	**17,823**
	¥2,074,234	**¥2,496,052**	**$18,767**	¥6,161,916	**¥6,066,888**	**$45,616**	¥7,827,966	**¥8,185,795**	**$61,547**

Condensed statements of income (unaudited)

Year ended March 31

	Financial Services			All other businesses excluding Financial Services			Consolidated		
	Yen in millions		Dollars in millions	Yen in millions		Dollars in millions	Yen in millions		Dollars in millions
	2001	**2002**	**2002**	2001	**2002**	**2002**	2001	**2002**	**2002**
Financial services revenue	¥478,824	**¥512,245**	**$3,852**	–	**–**	**–**	¥ 447,147	**¥ 483,313**	**$ 3,634**
Net sales and operating revenue	–	**–**	**–**	¥6,878,234	**¥7,102,369**	**$53,401**	6,867,677	**7,094,945**	**53,345**
	478,824	**512,245**	**3,852**	6,878,234	**7,102,369**	**53,401**	7,314,824	**7,578,258**	**56,979**
Financial services expenses and operating expenses	461,392	**490,111**	**3,686**	6,666,441	**6,989,446**	**52,552**	7,089,478	**7,443,627**	**55,967**
Operating income	17,432	**22,134**	**166**	211,793	**112,923**	**849**	225,346	**134,631**	**1,012**
Non-operating income (expenses), net ..	1,148	**(1,861)**	**(14)**	35,572	**(40,421)**	**(304)**	40,522	**(41,856)**	**(314)**
Income before income taxes ...	18,580	**20,273**	**152**	247,365	**72,502**	**545**	265,868	**92,775**	**698**
Income taxes and other	9,423	**11,477**	**86**	135,190	**72,785**	**547**	144,641	**83,443**	**628**
Cumulative effect of accounting changes	–	**4,305**	**33**	(104,473)	**1,673**	**12**	(104,473)	**5,978**	**45**
Net income	¥ 9,157	**¥ 13,101**	**$ 99**	¥ 7,702	**¥ 1,390**	**$ 10**	¥ 16,754	**¥ 15,310**	**$ 115**

Condensed statements of cash flows (unaudited)

Year ended March 31

	Financial Services			All other businesses excluding Financial Services			Consolidated		
	Yen in millions		Dollars in millions	Yen in millions		Dollars in millions	Yen in millions		Dollars in millions
	2001	**2002**	**2002**	2001	**2002**	**2002**	2001	**2002**	**2002**
Net cash provided by operating activities	¥283,922	**¥301,625**	**$ 2,268**	¥ 260,897	**¥436,059**	**$ 3,279**	¥ 544,767	**¥737,596**	**$ 5,546**
Net cash used in investing activities	(291,114)	**(401,866)**	**(3,022)**	(525,334)	**(368,951)**	**(2,774)**	(719,048)	**(767,117)**	**(5,768)**
Net cash provided by (used in) financing activities	86,324	**120,255**	**904**	145,466	**(31,603)**	**(238)**	134,442	**85,040**	**639**
Effect of exchange rate changes on cash and cash equivalents	3	**3**	**0**	21,017	**21,033**	**158**	21,020	**21,036**	**158**
Net increase (decrease) in cash and cash equivalents	79,135	**20,017**	**150**	(97,954)	**56,538**	**425**	(18,819)	**76,555**	**575**
Cash and cash equivalents at beginning of year	228,110	**307,245**	**2,310**	397,954	**300,000**	**2,256**	626,064	**607,245**	**4,566**
Cash and cash equivalents at end of year	¥307,245	**¥327,262**	**$ 2,460**	¥ 300,000	**¥356,538**	**$ 2,681**	¥ 607,245	**¥683,800**	**$ 5,141**

Five-Year Summary of Selected Financial Data

Sony Corporation and Consolidated Subsidiaries - Year ended March 31

	Yen in millions except per share amounts					Dollars in millions except per share amounts
	1998	1999	2000	2001	**2002**	**2002**
FOR THE YEAR						
Sales and operating revenue	¥6,761,004	¥6,804,182	¥6,686,661	¥7,314,824	**¥7,578,258**	**$56,979**
Operating income	514,094	338,061	223,204	225,346	**134,631**	**1,012**
Income before income taxes	459,263	377,691	264,310	265,868	**92,775**	**698**
Income taxes	214,868	176,973	94,644	115,534	**65,211**	**490**
Income before cumulative effect of accounting changes	222,068	179,004	121,835	121,227	**9,332**	**70**
Net income	222,068	179,004	121,835	16,754	**15,310**	**115**
Per share data:						
Common stock						
Income before cumulative effect of accounting changes						
—Basic	¥ 278.85	¥ 218.43	¥ 144.58	¥ 132.64	**¥ 10.21**	**$ 0.08**
—Diluted	241.68	195.51	131.70	124.36	**10.18**	**0.08**
Net income						
—Basic	278.85	218.43	144.58	18.33	**16.72**	**0.13**
—Diluted	241.68	195.51	131.70	19.28	**16.67**	**0.13**
Cash dividends	30.00	25.00	25.00	25.00	**25.00**	**0.19**
Subsidiary tracking stock						
Net income (loss)						
—Basic	–	–	–	–	**(15.87)**	**(0.12)**
Cash dividends	–	–	–	–	**–**	**–**
Depreciation and amortization*	¥ 301,665	¥ 307,173	¥ 306,505	¥ 348,268	**¥ 354,135**	**$ 2,663**
Capital expenditures (additions to fixed assets)	387,955	353,730	435,887	465,209	**326,734**	**2,457**
R&D expenses	318,044	375,314	394,479	416,708	**433,214**	**3,257**
AT YEAR-END						
Net working capital	¥1,045,943	¥1,030,463	¥ 861,674	¥ 830,734	**¥ 778,716**	**$ 5,855**
Stockholders' equity	1,815,555	1,823,665	2,182,906	2,315,453	**2,370,410**	**17,823**
Stockholders' equity per share attributable to common stock	¥ 2,230.69	¥ 2,224.35	¥ 2,409.36	¥ 2,521.19	**¥ 2,570.31**	**$ 19.33**
Total assets	¥6,403,043	¥6,299,053	¥6,807,197	¥7,827,966	**¥8,185,795**	**$61,547**
Number of shares issued at year-end (thousands of shares)						
Common stock	407,195	410,439	453,639	919,617	**919,744**	
Subsidiary tracking stock	–	–	–	–	**3,072**	

** Including amortization of deferred insurance acquisition costs.*

Notes:

1. *U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥133=U.S.$1, the approximate Tokyo foreign exchange market rate as of March 29, 2002.*
2. *Per share data prior to the year ended March 31, 2001 have been adjusted to reflect the two-for-one stock split that has completed on May 19, 2000. However, no adjustment to reflect such stock sprit has been made to the number of shares issued at prior year-ends.*
3. *Cash dividends per share of common stock for the year ended March 31, 2002 include a dividend which is subject to approval of the Ordinary General Meeting of Shareholders to be held on June 20, 2002.*
4. *In July 2001, Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 142 "Goodwill and Other Intangible Assets". Sony adopted FAS No. 142 retroactive to April 1, 2001. As a result, Sony's operating income and income before income taxes for the year ended March 31, 2002 increased by ¥20.1 billion ($151 million) and income before cumulative effect of accounting changes as well as net income for the year ended March 31, 2002 increased by ¥18.9 billion ($142 million).*
5. *On April 1, 2001, Sony adopted FAS No.133, "Accounting for Derivative Instruments and Hedging Activities" as amended by FAS No.138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment of FASB statement No.133". As a result, Sony's operating income, income before income taxes and net income for the year ended March 31, 2002 decreased by ¥3.0 billion ($23 million), ¥3.4 billion ($26 million) and ¥2.2 billion ($16 million), respectively. Additionally, Sony recorded a one-time non-cash after-tax unrealized gain of ¥1.1 billion ($8 million) in accumulated other comprehensive income in the consolidated balance sheet, as well as an after-tax gain of ¥6.0 billion ($45 million) in the cumulative effect of accounting changes in the consolidated statement of income.*
6. *In June 2000, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 00-2, "Accounting by Producers or Distributors of Films". Sony adopted SOP 00-2 retroactive to April 1, 2000. As a result, Sony's net income for the year ended March 31, 2001 included a one-time, non-cash charge with no tax effect of ¥101.7 billion, primarily to reduce the carrying value of its film inventory.*
7. *In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements". Sony adopted SAB No. 101 in the fourth quarter ended March 31, 2001 retroactive to April 1, 2000. As a result, a one-time no-cash cumulative effect adjustment of ¥2.8 billion was recorded in the income statement directly above the caption of "net income" for a change in accounting principle.*

Consolidated Balance Sheets

Sony Corporation and Consolidated Subsidiaries - March 31

	Yen in millions		Dollars in millions (Note 3)
	2001	2002	2002
ASSETS			
Current assets:			
Cash and cash equivalents	¥ 607,245	**¥683,800**	**$5,141**
Time deposits	5,909	**5,176**	**39**
Marketable securities (Note 9)	90,094	**162,147**	**1,219**
Notes and accounts receivable, trade (Notes 7 and 8)	1,404,952	**1,363,652**	**10,253**
Allowance for doubtful accounts and sales returns	(109,648)	**(120,826)**	**(908)**
Inventories (Note 5)	942,876	**673,437**	**5,063**
Deferred income taxes (Note 22)	141,473	**134,299**	**1,010**
Prepaid expenses and other current assets	394,573	**435,527**	**3,275**
Total current assets	3,477,474	**3,337,212**	**25,092**
Film costs (Note 6)	297,617	**313,054**	**2,354**
Investments and advances:			
Affiliated companies (Note 7)	104,032	**131,068**	**985**
Securities investments and other (Notes 9 and 12)	1,284,956	**1,566,739**	**11,780**
	1,388,988	**1,697,807**	**12,765**
Property, plant and equipment (Note 10):			
Land	190,394	**195,292**	**1,468**
Buildings	828,554	**891,436**	**6,703**
Machinery and equipment	2,113,005	**2,216,347**	**16,664**
Construction in progress	165,047	**66,825**	**503**
	3,297,000	**3,369,900**	**25,338**
Less – Accumulated depreciation	1,862,701	**1,958,234**	**14,724**
	1,434,299	**1,411,666**	**10,614**
Other assets:			
Intangibles, net (Notes 11 and 16)	221,289	**245,639**	**1,847**
Goodwill, net (Note 11)	305,159	**317,240**	**2,385**
Deferred insurance acquisition costs (Note 12)	270,022	**308,204**	**2,317**
Other (Note 22)	433,118	**554,973**	**4,173**
	1,229,588	**1,426,056**	**10,722**
	¥7,827,966	**¥8,185,795**	**$61,547**

The accompanying notes are an integral part of these statements.

	Yen in millions		Dollars in millions (Note 3)
	2001	2002	2002
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Short-term borrowings (Note 13)	¥185,535	**¥113,277**	**$852**
Current portion of long-term debt (Notes 10 and 13)	170,838	**240,786**	**1,810**
Notes and accounts payable, trade (Note 7)	925,021	**767,625**	**5,772**
Accounts payable, other and accrued expenses (Notes 6 and 16)	807,532	**869,533**	**6,538**
Accrued income and other taxes	133,031	**105,470**	**793**
Deposits from customers in the banking business (Note 14)	–	**106,472**	**801**
Other (Note 22)	424,783	**355,333**	**2,671**
Total current liabilities	2,646,740	**2,558,496**	**19,237**
Long-term liabilities:			
Long-term debt (Notes 10, 13 and 15)	843,687	**838,617**	**6,305**
Accrued pension and severance costs (Note 16)	220,787	**299,089**	**2,249**
Deferred income taxes (Note 22)	175,148	**159,573**	**1,200**
Future insurance policy benefits and other (Note 12)	1,366,013	**1,680,418**	**12,635**
Other	241,101	**255,824**	**1,922**
	2,846,736	**3,233,521**	**24,311**
Minority interest in consolidated subsidiaries	19,037	**23,368**	**176**
Stockholders' equity (Notes 4 and 17):			
Subsidiary tracking stock, 2001–¥50 par value, 2002–no par value –			
2001–Authorized 100,000,000 shares, none outstanding	–		
2002–Authorized 100,000,000 shares, outstanding 3,072,000 shares		**3,917**	**30**
Common stock, 2001–¥50 par value, 2002–no par value –			
2001–Authorized 3,500,000,000 shares, outstanding 919,617,134 shares	472,002		
2002–Authorized 3,500,000,000 shares, outstanding 919,744,355 shares		**472,189**	**3,550**
Additional paid-in capital	962,401	**968,223**	**7,280**
Retained earnings	1,217,110	**1,209,262**	**9,092**
Accumulated other comprehensive income –			
Unrealized gains on securities (Note 9)	44,516	**22,997**	**173**
Unrealized losses on derivative instruments (Note 15)	–	**(711)**	**(5)**
Minimum pension liability adjustment (Note 16)	(49,812)	**(72,040)**	**(542)**
Foreign currency translation adjustments	(323,271)	**(225,839)**	**(1,698)**
	(328,567)	**(275,593)**	**(2,072)**
Treasury stock, at cost (2001 –1,221,934 shares, 2002 –1,239,304 shares)	(7,493)	**(7,588)**	**(57)**
	2,315,453	**2,370,410**	**17,823**
Commitments and contingent liabilities (Notes 10 and 24)			
	¥7,827,966	**¥8,185,795**	**$61,547**

Consolidated Statements of Income

Sony Corporation and Consolidated Subsidiaries - Year ended March 31

	Yen in millions			Dollars in millions (Note 3)
	2000	2001	2002	2002
Sales and operating revenue:				
Net sales (Note 7)	¥6,238,401	¥6,829,003	**¥7,058,755**	**$53,073**
Financial service revenue	412,988	447,147	**483,313**	**3,634**
Other operating revenue	35,272	38,674	**36,190**	**272**
	6,686,661	7,314,824	**7,578,258**	**56,979**
Costs and expenses:				
Cost of sales (Notes 19 and 20)	4,595,086	5,046,694	**5,239,592**	**39,395**
Selling, general and administrative (Notes 18, 19 and 20)	1,478,692	1,613,069	**1,742,856**	**13,104**
Financial service expenses	389,679	429,715	**461,179**	**3,468**
	6,463,457	7,089,478	**7,443,627**	**55,967**
Operating income	223,204	225,346	**134,631**	**1,012**
Other income:				
Interest and dividends (Note 7)	17,700	18,541	**16,021**	**120**
Royalty income	21,704	29,302	**33,512**	**252**
Foreign exchange gain, net	27,466	–	**–**	**–**
Gain on sales of securities investments and other, net	28,099	41,708	**1,398**	**11**
Gain on issuances of stock by equity investees (Note 21)	727	18,030	**503**	**4**
Other	50,603	60,073	**44,894**	**337**
	146,299	167,654	**96,328**	**724**
Other expenses:				
Interest	42,030	43,015	**36,436**	**274**
Loss on devaluation of securities investments	2,015	4,230	**18,458**	**139**
Foreign exchange loss, net	–	15,660	**31,736**	**239**
Other	61,148	64,227	**51,554**	**386**
	105,193	127,132	**138,184**	**1,038**
Income before income taxes	264,310	265,868	**92,775**	**698**
Income taxes (Note 22):				
Current	120,803	121,113	**114,930**	**864**
Deferred	(26,159)	(5,579)	**(49,719)**	**(374)**
	94,644	115,534	**65,211**	**490**
Income before minority interest, equity in net losses of affiliated companies and cumulative effect of accounting changes	169,666	150,334	**27,564**	**208**
Minority interest in income (loss) of consolidated subsidiaries	10,001	(15,348)	**(16,240)**	**(121)**
Equity in net losses of affiliated companies (Note 7)	37,830	44,455	**34,472**	**259**
Income before cumulative effect of accounting changes	121,835	121,227	**9,332**	**70**
Cumulative effect of accounting changes (2001: Including ¥491 million income tax expense 2002: Net of income taxes of ¥2,975 million) (Note 2)	–	(104,473)	**5,978**	**45**
Net income	¥121,835	¥16,754	**¥15,310**	**$115**

(Continued on following page.)

	Yen			Dollars (Note 3)
	2000	2001	2002	2002
Per share data (Note 23):				
Common stock				
Income before cumulative effect of accounting changes				
– Basic	¥144.58	¥132.64	**¥10.21**	**$0.08**
– Diluted	131.70	124.36	**10.18**	**0.08**
Cumulative effect of accounting changes				
– Basic	–	(114.31)	**6.51**	**0.05**
– Diluted	–	(105.08)	**6.49**	**0.05**
Net income				
– Basic	144.58	18.33	**16.72**	**0.13**
– Diluted	131.70	19.28	**16.67**	**0.13**
Cash dividends	25.00	25.00	**25.00**	**0.19**
Subsidiary tracking stock (Note 17)				
Net income (loss)				
– Basic	–	–	**(15.87)**	**(0.12)**
Cash dividends	–	–	**–**	**–**

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

Sony Corporation and Consolidated Subsidiaries - Year ended March 31

	Yen in millions			Dollars in millions (Note 3)
	2000	2001	2002	2002
Cash flows from operating activities:				
Net income	¥121,835	¥16,754	**¥15,310**	**$115**
Adjustments to reconcile net income to net cash provided by operating activities –				
Depreciation and amortization, including amortization of deferred insurance acquisition costs	306,505	348,268	**354,135**	**2,663**
Amortization of film costs	376,067	244,649	**242,614**	**1,824**
Accrual for pension and severance costs, less payments	22,860	21,759	**14,995**	**113**
Loss on sale, disposal or impairment of long-lived assets, net	17,423	24,304	**49,862**	**375**
Gain on securities contribution to employee retirement benefit trust	–	(11,120)	**–**	**–**
Gain on sales of securities investments and other, net	(28,099)	(41,708)	**(1,398)**	**(11)**
Gain on issuances of stock by equity investees (Note 21)	(727)	(18,030)	**(503)**	**(4)**
Deferred income taxes	(26,159)	(5,579)	**(49,719)**	**(374)**
Equity in net losses of affiliated companies, net of dividends	38,699	47,219	**37,537**	**282**
Cumulative effect of accounting changes (Note 2)	–	104,473	**(5,978)**	**(45)**
Changes in assets and liabilities:				
(Increase) decrease in notes and accounts receivable	(132,566)	(177,484)	**111,301**	**837**
(Increase) decrease in inventories	(34,792)	(103,085)	**290,872**	**2,187**
Increase in film costs (after adjustment for cumulative effect of an accounting change)	(411,103)	(269,004)	**(236,072)**	**(1,775)**
Increase (decrease) in notes and accounts payable	110,207	95,213	**(172,626)**	**(1,298)**
Increase (decrease) in accrued income and other taxes	(15,433)	38,749	**(39,589)**	**(298)**
Increase in future insurance policy benefits and other	210,936	241,140	**314,405**	**2,364**
Increase in deferred insurance acquisition costs	(62,821)	(68,927)	**(71,522)**	**(538)**
Increase in marketable securities held in the insurance business for trading purpose	(25,326)	(20,000)	**(55,661)**	**(418)**
Changes in other current assets and liabilities, net	87,328	71,193	**(13,875)**	**(104)**
Other	(697)	5,983	**(46,492)**	**(349)**
Net cash provided by operating activities	¥554,137	¥544,767	**¥737,596**	**$5,546**

(Continued on following page.)

	Yen in millions			Dollars in millions (Note 3)
	2000	2001	2002	2002
Cash flows from investing activities:				
Payments for purchases of fixed assets	¥(403,013)	¥(468,019)	**¥(388,514)**	**$(2,921)**
Proceeds from sales of fixed assets	29,077	26,704	**37,434**	**281**
Payments for investments and advances by financial service business	(178,907)	(329,319)	**(705,796)**	**(5,307)**
Payments for investments and advances (other than financial service business)	(104,990)	(119,816)	**(89,580)**	**(674)**
Proceeds from sales and maturities of securities investments and other and collections of advances by financial service business	100,621	93,226	**345,112**	**2,595**
Proceeds from sales of securities investments and other and collections of advances (other than financial service business)	83,072	64,381	**25,080**	**189**
Payments for purchases of marketable securities	(44,725)	(17,002)	**(964)**	**(7)**
Proceeds from sales of marketable securities	78,368	29,883	**8,889**	**67**
Decrease in time deposits	15,930	914	**1,222**	**9**
Net cash used in investing activities	(424,567)	(719,048)	**(767,117)**	**(5,768)**
Cash flows from financing activities:				
Proceeds from issuance of long-term debt	30,783	195,118	**228,999**	**1,722**
Payments of long-term debt	(99,454)	(143,258)	**(171,739)**	**(1,291)**
Increase (decrease) in short-term borrowings	19,824	106,245	**(78,104)**	**(587)**
Increase in deposits from customers in the banking business (Note 14)	–	–	**106,472**	**801**
Proceeds from issuance of subsidiary tracking stock (Note 17)	–	–	**9,529**	**72**
Dividends paid	(20,589)	(22,774)	**(22,951)**	**(173)**
Other	1,361	(889)	**12,834**	**95**
Net cash provided by (used in) financing activities	(68,075)	134,442	**85,040**	**639**
Effect of exchange rate changes on cash and cash equivalents	(27,641)	21,020	**21,036**	**158**
Net increase (decrease) in cash and cash equivalents	33,854	(18,819)	**76,555**	**575**
Cash and cash equivalents at beginning of year	592,210	626,064	**607,245**	**4,566**
Cash and cash equivalents at end of year	¥626,064	¥607,245	**¥683,800**	**$5,141**
Supplemental data:				
Cash paid during the year for –				
Income taxes	¥132,891	¥93,629	**¥148,154**	**$1,114**
Interest	43,668	47,806	**35,371**	**266**
Non-cash investing and financing activities –				
Integration of three listed subsidiaries through exchange offerings (Note 4)				
Fair value of assets acquired	¥282,488	–	–	–
Deferred tax liabilities thereon	(46,794)	–	–	–
Minority interest eliminated	112,242	–	–	–
Net	¥347,936	–	–	–
Contribution of assets into an affiliated company	–	–	**¥10,545**	**$79**

The accompanying notes are an integral part of these statements.

Consolidated Statements of Changes in Stockholders' Equity

Sony Corporation and Consolidated Subsidiaries - Year ended March 31

	Yen in millions					
	Common stock	Additional Paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Total
Balance at March 31, 1999	¥416,373	¥559,236	¥1,123,591	¥ (269,896)	¥ (5,639)	¥1,823,665
Exercise of stock purchase warrants	1,025	1,025				2,050
Conversion of convertible bonds	32,503	32,494				64,997
Stock issued under exchange offerings (Note 4)	1,649	346,287				347,936
Common stock warrants		686				686
Comprehensive income:						
Net income			121,835			121,835
Other comprehensive income, net of tax (Note 17) –						
Unrealized gains on securities:						
Unrealized holding gains or losses arising during the period				52,819		52,819
Less: Reclassification adjustment for gains or losses included in net income				(14,387)		(14,387)
Minimum pension liability adjustment				5,321		5,321
Foreign currency translation adjustments				(199,173)		(199,173)
Total comprehensive income						(33,585)
Dividends declared			(21,665)			(21,665)
Purchase of treasury stock					(8,697)	(8,697)
Reissuance of treasury stock		988			6,531	7,519
Balance at March 31, 2000	451,550	940,716	1,223,761	(425,316)	(7,805)	2,182,906
Exercise of stock purchase warrants	297	297				594
Conversion of convertible bonds	20,151	20,143				40,294
Stock issued under exchange offerings	4	1,069				1,073
Comprehensive income:						
Net income			16,754			16,754
Other comprehensive income, net of tax (Note 17) –						
Unrealized gains on securities:						
Unrealized holding gains or losses arising during the period				(7,490)		(7,490)
Less: Reclassification adjustment for gains or losses included in net income				(9,909)		(9,909)
Minimum pension liability adjustment				(46,134)		(46,134)
Foreign currency translation adjustments				160,282		160,282
Total comprehensive income						113,503
Stock issue costs, net of tax			(466)			(466)
Dividends declared			(22,939)			(22,939)
Purchase of treasury stock					(2,123)	(2,123)
Reissuance of treasury stock		176			2,435	2,611
Balance at March 31, 2001	¥472,002	¥962,401	¥1,217,110	¥(328,567)	¥(7,493)	¥2,315,453

(Continued on following page.)

	Yen in millions						
	Subsidiary tracking stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Total
Balance at March 31, 2001	–	¥472,002	¥962,401	¥1,217,110	¥(328,567)	¥(7,493)	¥2,315,453
Exercise of stock purchase warrants		26	26				52
Conversion of convertible bonds		161	162				323
Issuance of subsidiary tracking stock (Note 17)	¥3,917		5,612				9,529
Comprehensive income:							
Net income				15,310			15,310
Other comprehensive income, net of tax (Note 17) –							
Unrealized gains on securities:							
Unrealized holding gains or losses arising during the period					(20,243)		(20,243)
Less: Reclassification adjustment for gains or losses included in net income					(1,276)		(1,276)
Unrealized losses on derivative instruments:							
Cumulative effect of an accounting change					1,089		1,089
Unrealized holding gains or losses arising during the period					2,437		2,437
Less: Reclassification adjustment for gains or losses included in net income					(4,237)		(4,237)
Minimum pension liability adjustment					(22,228)		(22,228)
Foreign currency translation adjustments					97,432		97,432
Total comprehensive income							68,284
Stock issue costs, net of tax				(166)			(166)
Dividends declared				(22,992)			(22,992)
Purchase of treasury stock						(468)	(468)
Reissuance of treasury stock			22			373	395
Balance at March 31, 2002	¥3,917	¥472,189	¥968,223	¥1,209,262	¥(275,593)	¥(7,588)	¥2,370,410

(Continued on following page.)

	Dollars in millions (Note 3)						
	Subsidiary tracking stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Total
Balance at March 31, 2001	–	$3,549	$7,236	$9,151	$(2,470)	$(56)	$17,410
Exercise of stock purchase warrants		0	0				0
Conversion of convertible bonds		1	2				3
Issuance of subsidiary tracking stock (Note 17)	$30		42				72
Comprehensive income:							
Net income				115			115
Other comprehensive income, net of tax (Note 17) –							
Unrealized gains on securities:							
Unrealized holding gains or losses arising during the period					(152)		(152)
Less: Reclassification adjustment for gains or losses included in net income					(10)		(10)
Unrealized losses on derivative instruments:							
Cumulative effect of an accounting change					8		8
Unrealized holding gains or losses arising during the period					18		18
Less: Reclassification adjustment for gains or losses included in net income					(31)		(31)
Minimum pension liability adjustment					(167)		(167)
Foreign currency translation adjustments					732		732
Total comprehensive income							513
Stock issue costs, net of tax				(1)			(1)
Dividends declared				(173)			(173)
Purchase of treasury stock						(4)	(4)
Reissuance of treasury stock			0			3	3
Balance at March 31, 2002	$30	$3,550	$7,280	$9,092	$(2,072)	$(57)	$17,823

The accompanying notes are an integral part of these statements.

Index to Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

1. Nature of operations

Sony Corporation and consolidated subsidiaries (hereinafter collectively referred to as "Sony") are engaged in the development, design, manufacture, and sale of various kinds of electronic equipment, instruments, and devices for consumer and industrial markets. Sony also develops, produces, manufactures, and markets home-use game consoles and software. Sony's principal manufacturing facilities are located in Japan, the United States of America, Europe, and Asia. Its electronic products are marketed throughout the world and game products are marketed mainly in Japan, the United States of America and Europe by sales subsidiaries and unaffiliated local distributors as well as direct sales via the Internet. Sony is engaged in the development, production, manufacture, and distribution of recorded music, in all commercial formats and musical genres. Sony is also engaged in the development, production, manufacture, marketing, distribution and broadcasting of image-based software, including film, video and television. Further, Sony is also engaged in various financial service businesses including insurance operations through a Japanese life insurance subsidiary and non-life insurance subsidiaries, banking operations through a Japanese internet-based banking subsidiary and leasing and credit financing operations in Japan. In addition to the above, Sony is engaged in Internet-related businesses, an advertising agency business in Japan and location-based entertainment businesses in Japan and the United States of America.

2. Summary of significant accounting policies

Sony Corporation and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domiciles. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America ("U.S. GAAP"). These adjustments were not recorded in the statutory books of account.

(1) Accounting changes:

Derivative instruments and hedging activities -

On April 1, 2001, Sony adopted Statement of Financial Accounting Standards ("FAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by FAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment of FASB statement No. 133". FAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments. Specifically, FAS No. 133 requires an entity to recognize all derivatives, including certain derivative

instruments embedded in other contracts, as either assets or liabilities in the balance sheet and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either stockholders' equity or net income depending on whether the derivative instruments qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity.

As a result of the adoption of the new standards, Sony's operating income, income before income taxes and net income for the year ended March 31, 2002 decreased by ¥3,007 million ($23 million), ¥3,441 million ($26 million) and ¥2,167 million ($16 million), respectively. Additionally, on April 1, 2001, Sony recorded a one-time non-cash after-tax unrealized gain of ¥1,089 million ($8 million) in accumulated other comprehensive income in the consolidated balance sheet, as well as an after-tax gain of ¥5,978 million ($45 million) in the cumulative effect of accounting changes in the consolidated statement of income. This after-tax gain was primarily attributable to fair value adjustments of convertible rights embedded in convertible bonds held by Sony's life insurance subsidiary as available-for-sale debt securities.

Goodwill and other intangible assets -

In July 2001, the Financial Accounting Standards Board ("FASB") issued FAS No. 142, "Goodwill and Other Intangible Assets" which supersedes Accounting Principles Board Opinion ("APB") No. 17, "Intangible Assets". This new statement addresses the accounting for acquired goodwill and other intangible assets. Sony elected early adoption of this new accounting standard retroactive to the beginning of the fiscal year. Under FAS No. 142, goodwill and certain other intangible assets that are determined to have an indefinite life will no longer be amortized, but rather will be tested for impairment on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. Prior to the adoption of FAS No. 142, goodwill recognized in acquisitions accounted for as purchases was amortized on a straight-line basis principally over a 20 or 40-year period. As a result of the adoption of FAS No. 142, Sony's operating income and income before income taxes for the year ended March 31, 2002 increased by ¥20,114 million ($151 million) and income before cumulative effect of accounting changes as well as net income for the year ended March 31, 2002 increased by ¥18,932 million ($142 million).

Business combinations -

In July 2001, the FASB issued Statement of FAS No. 141, "Business Combinations". FAS No. 141 supersedes APB No. 16, "Business Combinations" and FAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises". Under FAS No. 141, all business combinations are required to be accounted for under a single method, the purchase method. This new statement prohibits the use of the pooling-of-interests method, which was previously permitted under APB No. 16, for business combinations initiated after June 30, 2001.

***Accounting for consideration paid to a reseller* -**

In the fourth quarter of the year ended March 31, 2002, Sony adopted Emerging Issues Task Force ("EITF") Issue No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products" ("EITF No. 00-25"), which was later codified along with other similar issues into EITF Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor's Products" ("EITF No. 01-09"), retroactive to April 1, 2001. EITF No. 01-09 clarifies the income statement classification of costs incurred by a vendor in connection with the reseller's purchase or promotion of the vendor's products, resulting in certain cooperative advertising and product placement costs previously classified as selling, general and administrative expenses to be reflected as a reduction of revenues earned from that activity. The accounting change did not have any effect on operating income or a material effect on net sales and selling, general and administrative expenses for the year ended March 31, 2002. Sony has not reclassified the financial statements for prior years due to immateriality.

***Film accounting* -**

In June 2000, Sony elected early adoption of Statement of Position ("SOP") 00-2, "Accounting by Producers or Distributors of Films", issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants. SOP 00-2 established new film accounting standards, including changes in revenue recognition and accounting for advertising, development and overhead costs. Specifically, SOP 00-2 requires all exploitation costs, such as advertising expenses and marketing costs, for theatrical and television product to be expensed as incurred. This compares to Sony's previous policy of first capitalizing and then expensing advertising costs for theatrical and television product over the related revenue streams. In addition, SOP 00-2 requires development costs for abandoned projects and certain indirect overhead costs to be charged directly to expense, instead of those costs being capitalized to film costs, which was required under the previous accounting standards. SOP 00-2 also requires all film costs to be classified in the balance sheet as non-current assets. The provisions of SOP 00-2 in other areas, such as revenue recognition, generally are consistent with Sony's existing accounting policies.

Sony adopted SOP 00-2 retroactive to April 1, 2000. As a result, Sony's net income for the year ended March 31, 2001 included a one-time, non-cash charge with no tax effect of ¥101,653 million, primarily to reduce the carrying value of its film inventory. The charge has been reflected as a cumulative effect of an accounting change in the accompanying consolidated statements of income.

Pursuant to SOP 00-2, pro forma financial information for the prior year is not required.

***Revenue recognition* -**

In the fourth quarter of the year ended March 31, 2001, Sony adopted Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements", issued by the United States of America Securities and Exchange Commission retroactively to April 1, 2000. As a result, Sony has changed its method of accounting for revenues from electronics, game and music sales. Revenues from electronics, game and music sales are recognized upon delivery which is considered to have occurred when the customer has

taken title to the product and the risk and rewards of ownership have been substantively transferred. Following SAB No. 101, revenues are recognized when the product is delivered to the customer delivery site. Previously Sony followed the guidance of FASB Statement of Financial Accounting Concept ("SFAC") No. 5 "Recognition and Measurement in Financial Statements of Business Enterprises" in which revenues were recognized when Sony had substantially completed all of its obligations pursuant to the terms of the sales contract. Under the guidance of SFAC No. 5, Sony viewed its obligation under the sales contract to be substantially completed when products were shipped and recognized revenues at that time. In accordance with SAB No. 101, Sony has recorded a one-time non-cash charge of ¥2,821 million, including ¥491 million income tax expense, which represents the net impact of sales that were previously recognized in the year ended March 31, 2000. These sales were subsequently recognized in the year ended March 31, 2001 due to the adoption of SAB No. 101. The charge has been reflected as a cumulative effect of an accounting change in the accompanying consolidated statements of income. The accounting change did not have a material effect on Sony's consolidated statements of income for the year ended March 31, 2001. Sony has not disclosed pro forma financial information for the year ended March 31, 2000 as if SAB No. 101 had been applied retroactively due to immateriality.

(2) Significant accounting policies:

Basis of consolidation and accounting for investments in affiliated companies -

The consolidated financial statements include the accounts of Sony Corporation and those of its majority-owned subsidiary companies. All intercompany transactions and accounts are eliminated. Investments in which Sony has significant influence or ownership of 20% or more but less than or equal to 50% are accounted for under the equity method. Under the equity method, investments are stated at cost plus/minus Sony's equity in undistributed earnings or losses. Consolidated net income includes Sony's equity in current earnings or losses of such companies, after elimination of unrealized intercompany profits. If the value of an investment has declined and is judged to be other than temporary, the investment is written down to its fair value.

On occasion, a consolidated subsidiary or affiliated company accounted for by the equity method may issue its shares to third parties as either a public offering or upon conversion of convertible debt to common stock at amounts per share in excess of or less than Sony's average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in interest are recorded in income for the year the change in interest transaction occurs.

The excess of the cost over the underlying net equity of investments in consolidated subsidiaries and affiliated companies accounted for on an equity basis is allocated to identifiable assets and liabilities based on fair values at the date of acquisition. The unassigned residual value of the excess of the cost over the underlying net equity is recognized as goodwill.

Use of estimates -

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Translation of foreign currencies -

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate year-end current rates and all income and expense accounts are translated at rates that approximate those rates prevailing at the time of the transactions. The resulting translation adjustments are accumulated as a component of accumulated other comprehensive income.

Foreign currency receivables and payables are translated at appropriate year-end current rates and the resulting translation gains or losses are taken into income currently.

Cash and cash equivalents -

Cash and cash equivalents include all highly liquid investments, generally with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

Marketable debt and equity securities -

Debt securities and equity securities designated as available-for-sale, whose fair values are readily determinable, are carried at fair value with unrealized gains or losses included as a component of accumulated other comprehensive income, net of applicable taxes. Debt and equity securities classified as trading securities are carried at fair value with unrealized gains or losses included in income. Debt securities that are expected to be held-to-maturity are carried at amortized cost. Individual securities classified as either available-for-sale or held-to-maturity are reduced to net realizable value by a charge to income for other than temporary declines in fair value. Realized gains and losses are determined on the average cost method and are reflected in income.

Inventories -

Inventories in electronics, game and music as well as non-film inventories for pictures are valued at cost, not in excess of market, cost being determined on the "average cost" basis except for the cost of finished products carried by certain subsidiary companies which is determined on the "first-in, first-out" basis.

Film costs -

Film costs related to theatrical and television product (which includes direct production costs, production

overhead and acquisition costs) are stated at the lower of amortized cost or net realizable value. Film costs are amortized, and the estimated liabilities for residuals and participations are accrued, for an individual product based on the proportion that current period actual revenues bear to the estimated remaining total lifetime revenues. These estimates are reviewed on a periodic basis. As a result of the adoption of SOP 00-2, film costs are classified as non-current assets.

Property, plant and equipment and depreciation -

Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment is principally computed on the declining-balance method for Sony Corporation and Japanese subsidiaries and on the straight-line method for foreign subsidiaries at rates based on estimated useful lives of the assets, principally, ranging from 15 years up to 50 years for buildings and from 2 years up to 10 years for machinery and equipment. Significant renewals and additions are capitalized at cost. Maintenance and repairs, and minor renewals and betterments are charged to income as incurred.

Goodwill and other intangible assets -

As a result of the adoption of FAS No. 142, goodwill and certain other intangible assets that are determined to have an indefinite life are not amortized and are tested for impairment on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. Fair value for those assets is generally determined using a discounted cash flow analysis. Prior to the adoption of FAS No. 142, in accordance with APB No. 17, goodwill was amortized on a straight-line basis principally over a 20 or 40 year period and indefinite-lived intangible assets were also amortized on a straight-line basis principally over a 20 year period.

Intangible assets that are determined not to have an indefinite life mainly consist of artist contracts, music catalogs and intellectual property rights. Artist contracts and music catalogs are amortized on a straight-line basis principally over 16 years and 21 years, respectively. Intellectual property rights are amortized on a straight-line basis over 3 to15 years.

Deferred insurance acquisition costs -

Costs that vary with and are primarily related to acquiring new insurance policies are deferred as long as they are recoverable. The deferred insurance acquisition costs are being amortized mainly over the premium-paying period of the related insurance policies using assumptions consistent with those used in computing policy reserves.

Future insurance policy benefits -

Future insurance policy benefits are computed based on actuarial assumptions.

***Accounting for the impairment of long-lived assets* -**

Long-lived assets and intangible assets that do not have indefinite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the sum of expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized, based on the fair value of the asset.

***Derivative financial instruments* -**

All derivatives, including certain derivative financial instruments embedded in other contracts, are recognized as either assets or liabilities in the balance sheet at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in income or stockholders' equity (as a component of accumulated other comprehensive income), depending on whether the derivative financial instrument qualifies as a hedge and the derivative is being used to hedge changes in fair value or cash flows.

In accordance with FAS No. 133, the derivative financial instruments held by Sony are classified and accounted as below.

Fair value hedges

Changes in the fair value of derivatives designated and effective as fair value hedges for recognized assets or liabilities or unrecognized firm commitments are recognized in earnings as offsets to changes in the fair value of the related hedged assets or liabilities.

Cash flow hedges

Changes in the fair value of derivatives designated and effective as cash flow hedges for forecasted transactions or exposures associated with recognized assets or liabilities are initially recorded in other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. Changes in the fair value of the ineffective portion are recognized in current period earnings.

Derivatives not designated as hedges

Changes in the fair value of derivatives that are not designated as hedges under FAS No. 133 are recognized in current period earnings.

Sony formally documents all hedging relationships between the derivatives designated as hedges and hedged items, as well as its risk management objectives and strategies for undertaking various hedging activities. Sony links all hedges that are designated as fair value or cash flow hedges to specific assets or liabilities on the balance sheet or to the specific forecasted transaction. Sony also assesses, both at the inception of the hedge and on an on-going basis, whether the derivatives that are designated as hedges

are highly effective in offsetting changes in fair value or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge, Sony discontinues hedge accounting.

Stock-based compensation -

In accordance with APB No. 25, "Accounting for Stock Issued to Employees", stock-based compensation cost is recognized in income based on the excess, if any, of the quoted market price of the common stock or subsidiary tracking stock of Sony Corporation at the grant date of the award or other measurement date over the stated exercise price of the award.

Free distribution of common stock -

On occasion, Sony Corporation may make a free distribution of common stock which is accounted for either by a transfer from additional paid-in capital to the common stock account or with no entry if free shares are distributed from the portion of previously issued shares in the common stock account.

Under the Japanese Commercial Code, a stock dividend can be effected by an appropriation of retained earnings to the common stock account by resolution of the general meeting of shareholders, followed by a free share distribution with respect to the amount appropriated by resolution of the Board of Directors' meeting.

Free distribution of common stock is recorded in the consolidated financial statements only when it becomes effective, except for the calculation and presentation of per share amounts.

Stock issue costs -

Stock issue costs are directly charged to retained earnings, net of tax, in the accompanying consolidated financial statements as the Japanese Commercial Code prohibits charging such stock issue costs to capital accounts which is the prevailing practice in the United States of America.

Revenue recognition -

As a result of the adoption of SAB No. 101, revenues from electronics, game and music sales are recognized upon delivery which is considered to have occurred when the customer has taken title to the product and the risk and rewards of ownership have been substantively transferred. Previously, such revenues were recognized when Sony's obligations pursuant to the sales contract were substantially completed which was considered to have occurred when product was shipped. If the sales contract contains a customer acceptance provision, then sales are recognized after customer acceptance occurs or the acceptance provisions lapse.

Revenues from the theatrical exhibition of motion pictures are recognized as the customer exhibits the film. Revenues from the licensing of feature films and television programming are recorded when the material is available for telecast by the licensee and when any restrictions regarding the exhibition or exploitation of the product lapse. Revenues from the sale of home videocassettes and DVDs are recognized upon availability of sale to the public.

Insurance premiums are reported as revenue when due from policyholders. Benefits and expenses are associated with earned insurance premiums so as to result in the recognition of profits over the life of the contracts. This association is accomplished through a provision for liabilities for future benefits and amortization of acquisition costs.

Advertising costs -

Advertising costs are expensed when the advertisement or commercial appears in the selected media, except for advertising costs for acquiring new insurance policies which are deferred and amortized as part of insurance acquisition costs.

During the year ended March 31, 2001, Sony began expensing advertising costs for theatrical and television product as incurred in accordance with SOP 00-2. Prior to the adoption of SOP 00-2, in accordance with FAS No. 53, "Financial Reporting by Producers and Distributors of Motion Picture Films" issued by FASB, advertising costs for theatrical and television product were capitalized and amortized over the related revenue streams in each market that such costs were intended to benefit.

Research and development costs -

Research and development costs are expensed as incurred.

Income taxes -

The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Net income per share -

Sony calculates and presents per share data separately for Sony's common stock and for the subsidiary tracking stock, based on FAS No. 128, "Earnings per Share". The holders of the subsidiary tracking stock have the right to participate in earnings, together with common stock holders. Accordingly, Sony calculates per share data by the "two-class" method based on FAS No. 128. Under this method, basic net income per share ("EPS") for each class of stock is calculated based on the earnings allocated to each class of stock for the applicable period, divided by the weighted-average number of outstanding shares in each class during the applicable period. The earnings allocated to the subsidiary tracking stock are determined based on the subsidiary tracking stock holders' economic interest in the targeted subsidiary's earnings available for dividends. As defined by Sony Corporation's articles of incorporation, the amount distributable to the subsidiary tracking stock holders is based on the declared dividends of the targeted subsidiary, which only may be declared from the amounts available for dividends of the targeted subsidiary, not including those of targeted subsidiary's subsidiaries, as stipulated by the Japanese Commercial Code. The subsidiary tracking stock holders' economic interest in the targeted subsidiary's earnings available for dividends is

calculated as the number of the subsidiary tracking stock outstanding divided by the number of the targeted subsidiary's common stock outstanding, subject to multiplying by the Standard Ratio (as defined in the articles of incorporation). The earnings allocated to common stock are calculated by subtracting the earnings allocated to subsidiary tracking stock from Sony's net income for the period. The computation of diluted net income per common stock reflects the maximum possible dilution from conversion, exercise, or contingent issuance of securities. EPS for all periods is appropriately adjusted for any free distributions of common stock which have been completed.

(3) Recent pronouncements:

Impairment or Disposal of Long-Lived Assets -

In October 2001, the FASB issued FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", effective for fiscal years beginning after December 15, 2001. FAS No. 144 replaces FAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and the accounting and reporting provisions of APB No. 30 "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" for the disposal of segments of a business. FAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale and modifies the accounting and disclosure rules for discontinued operations. Sony adopted FAS No. 144 on April 1, 2002. The adoption of FAS No. 144 is not expected to have a material impact on Sony's results of operations and financial position.

Accounting for Asset Retirement Obligations -

In June 2001, the FASB issued FAS No. 143, "Accounting for Asset Retirement Obligations". This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement shall be effective for fiscal years beginning after June 15, 2002. Sony is now in the process of assessing the impact that the statement will have on Sony's results of operations and financial position.

FAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" -

In April 2002, the FASB issued FAS No. 145, effective for fiscal years beginning or transactions occurring after May 15, 2002. This statement rescinds certain authoritative pronouncements and amends, clarifies or describes the applicability of others. Sony is now in the process of assessing the impact that the statement will have on Sony's results of operations and financial position.

(4) Reclassifications:

Certain reclassifications of the financial statements for the years ended March 31, 2000 and 2001 have been made to conform to the presentation for the year ended March 31, 2002.

3. U.S. dollar amounts

U.S. dollar amounts presented in the financial statements are included solely for the convenience of the reader. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars. As the amounts shown in U.S. dollars are for convenience only, the rate of ¥133 = U.S.$1, the approximate current rate at March 29, 2002, has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying consolidated financial statements.

4. Integration of three listed subsidiaries

On January 5, 2000, Sony Corporation made three listed subsidiaries, Sony Music Entertainment (Japan) Inc. ("SMEJ"), Sony Chemicals Corporation ("SCC") and Sony Precision Technology Inc. ("SPT"), wholly owned subsidiary companies through exchange offer procedures. Prior to the exchange offer procedures, Sony Corporation owned 71.0%, 69.6% and 69.2% of the common stock of SMEJ, SCC and SPT, respectively. SMEJ operates primarily in the music recording business; SCC is engaged in manufacturing and sale of recording media, electrical parts and joint materials; and SPT is engaged in manufacturing and sale of precise measuring and recording machines and equipment. Sony Computer Entertainment Inc., which is owned by Sony Corporation and SMEJ, also became a wholly owned subsidiary company of Sony Corporation.

The share exchange ratios were one share of SMEJ, SCC and SPT for 0.835 shares, 0.565 shares and 0.203 shares of Sony Corporation, respectively. As a result, approximately 26,156 thousand, 5,606 thousand and 1,218 thousand shares of Sony Corporation's common stock were issued, respectively.

All of the exchanges were accounted for as purchases. The fair values of the acquired minority interests were determined based on the quoted market price of ¥10,550 per share of Sony Corporation for a few days before and after March 9, 1999 when the terms of the acquisition were agreed to and announced. The costs of the acquired minority interest were ¥276,169 million, ¥59,174 million and ¥12,868 million for SMEJ, SCC and SPT, respectively. The direct costs were included in the cost of acquisition. The excess of the purchase price of each subsidiary over the net assets acquired has been allocated to identifiable assets such as land and intangible assets (primarily the PlayStation trade name, PlayStation format, music distribution agreements and artist contracts), based upon the estimated fair value of such assets, and relevant deferred tax liabilities. The excess of the acquisition costs over the sum of the amounts assigned to identifiable assets less liabilities assumed is recognized as goodwill. Goodwill on this transaction is tested for impairment in accordance with FAS No. 142. Prior to the adoption of FAS No. 142, goodwill on this transaction was being amortized on a straight-line basis over a 20-year period.

Prior to the exchange those three subsidiaries were consolidated subsidiaries, and Sony's consolidated

financial statements include operating results of those subsidiaries for the full year. After the date of the exchange, minority interest income or losses relating to these subsidiaries were no longer recognized in Sony's consolidated financial statements. The following unaudited consolidated pro forma information shows the results of Sony's consolidated operations for the year ended March 31, 2000 as though the exchanges were made as of the beginning of the year ended March 31, 2000.

	Unaudited Year ended March 31, 2000
	Yen in millions
Net sales (No change)	¥6,238,401
Net income	¥123,183
	Yen
Net income per common share:	
Basic	¥138.07
Diluted	¥126.50

The pro forma results of operations are not necessarily indicative of the actual results of operations that would have occurred had the exchanges been consummated at the beginning of the year, or of results that may occur in the future. The pro forma net income per common share for the year ended March 31, 2000 reflects the two-for-one stock split that was completed on May 19, 2000.

5. Inventories

Inventories comprise the following:

	Yen in millions		Dollars in millions
	March 31		March 31,
	2001	2002	2002
Finished products	¥624,055	¥429,484	$3,229
Work in process	125,198	108,143	813
Raw materials, purchased components and supplies	193,623	135,810	1,021
	¥942,876	¥673,437	$5,063

6. Film costs

Film costs comprise the following:

	Yen in millions		Dollars in millions
	March 31		March 31,
	2001	2002	2002
Theatrical:			
Released (including acquired film libraries)	¥169,522	¥134,997	$1,015
Completed not released	–	9,465	71
In production and development	77,876	115,458	868
Television licensing:			
Released (including acquired film libraries)	37,700	48,623	366
In production and development	12,519	4,511	34
	¥297,617	¥313,054	$2,354

Sony estimates that approximately 90% of unamortized costs of released films (excluding amounts allocated to acquired film libraries) at March 31, 2002 will be amortized within the next three years. Approximately ¥102,291 million ($769 million) of released film costs are expected to be amortized during the next twelve months. As of March 31, 2002, unamortized acquired film libraries of approximately ¥27,095 million ($204 million) remain to be amortized on a straight-line basis over an average of the remaining life of 8 years. Approximately ¥95,259 million ($716 million) of accrued participation liabilities included in accounts payable, other and accrued expenses are expected to be paid during the next twelve months.

7. Investments in and transactions with affiliated companies

Sony accounts for its investments in affiliated companies over which Sony has significant influence or ownership of 20% or more but less than or equal to 50% under the equity method. Such investments include but are not limited to Sony's interest in Sony Ericsson Mobile Communications, AB (50%), American Video Glass Company (50%), ST Liquid Crystal Display Corporation (50%), The Columbia House Company (50%), Telemundo Group (39.5%), BE-ST Bellevuestrasse Development GmbH & Co. First Real Estate KG, Berlin (50%), and Crosswave Communications Inc. (23.9%).

Summarized combined financial information that is based on information provided by equity investees is shown below:

	Yen in millions		Dollars in millions
	March 31		March 31,
	2001	2002	2002
Current assets	¥209,419	¥379,747	$2,855
Property, plant and equipment	164,076	253,370	1,905
Other assets	146,519	244,169	1,836
Total assets	¥520,014	¥877,286	$6,596
Current liabilities	¥215,966	¥468,880	$3,525
Long-term liabilities	153,876	176,117	1,324
Stockholders' equity	150,172	232,289	1,747
Total liabilities and stockholders' equity	¥520,014	¥877,286	$6,596
Number of companies at end of year	86	98	

	Yen in millions			Dollars in millions
	Year ended March 31			Year ended March 31,
	2000	2001	2002	2002
Sales and revenue	¥503,186	¥418,213	¥659,589	$4,959
Gross profit	135,828	134,388	161,655	1,215
Net income (loss)	(89,207)	(65,229)	(68,608)	(516)

During the year ended March 31, 2000, additional costs relating to shortened amortization periods and an impairment of deferred direct-response advertising and member acquisition expenses in The Columbia House Company and the devaluation of real estate for sale in BE-ST Bellevuestrasse Development GmbH & Co. First Real Estate KG, Berlin, which develops and operates commercial- and other-use facilities, negatively affected the equity in net losses of affiliated companies by approximately ¥7,632 million and ¥5,154 million, respectively.

During the year ended March 31, 2001, ¥25,026 million of equity in net losses of Loews Cineplex Entertainment Corporation ("Loews") were recorded, principally due to continued losses as well as the impairment loss recorded against the entire carrying value of Sony's investment in Loews. Thereafter, no additional equity losses were recorded. In March 2002, Loews completed its reorganization in the United States of America under Chapter 11 of the Federal Bankruptcy Code, and in Canada under the Companies-Creditors Agreement Act. As a result, Sony is no longer a shareholder in Loews. Therefore, the financial position of Loews as of March 31, 2001 and 2002 is not included in the above summarized combined balance sheet.

Sony Ericsson Mobile Communications, AB, a joint venture focused on mobile phone handsets, was established in October 2001 and is included in affiliated companies accounted for under the equity method.

In April 2002, Sony completed the sale of its equity interest in the Telemundo Group which resulted in cash proceeds of $679 million and a gain of approximately $500 million.

Affiliated companies accounted for under the equity method with an aggregate carrying amount of ¥10,670 million and ¥7,623 million ($57 million) at March 31, 2001 and 2002, were quoted on established markets at an aggregate value of ¥32,408 million and ¥17,991 million ($135 million), respectively.

Account balances and transactions with affiliated companies are presented below:

	Yen in millions		Dollars in millions
	March 31		March 31,
	2001	2002	2002
Accounts receivable, trade	¥19,717	¥46,296	$348
Advances	¥26,201	¥25,907	$195
Accounts payable, trade	¥9,964	¥5,865	$44

	Yen in millions			Dollars in millions
	Year ended March 31			Year ended March 31,
	2000	2001	2002	2002
Sales	¥32,045	¥31,239	¥72,824	$548
Purchases	¥5,301	¥75,379	¥69,254	$521

Dividends from affiliated companies accounted for under the equity method for the years ended March 31, 2000, 2001 and 2002 were ¥869 million, ¥2,764 million and ¥3,065 million ($23 million), respectively.

8. Accounts receivable securitization program

In the United States of America, Sony set up an accounts receivable securitization program whereby Sony can sell interests in up to ¥119,700 million ($900 million) of eligible trade accounts receivable, as defined. Through this program, Sony can securitize and sell a percentage of undivided interest in that pool of receivables to several multi-seller commercial paper conduits owned and operated by banks. Sony can sell receivables in which the agreed upon original due dates are no more than 90 days after the invoice dates. The value assigned to undivided interests retained in securitized trade receivables is based on the relative fair values of the interest retained and sold in the securitization. Sony has assumed that the fair value of the retained interest

is equivalent to its carrying value as the receivables are short-term in nature, high quality and have appropriate reserves for bad debt incidence. The initial sale of the receivables was in October 2001 and the maximum amount funded in the year was ¥109,060 million ($820 million). There were no outstanding amounts due at March 31, 2002 relating to the existing undivided interests in the pool of receivables that had been sold. Losses from this transaction were insignificant.

9. Marketable securities and securities investments and other

Marketable securities and securities investments and other include debt and equity securities of which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	Yen in millions							
	March 31, 2001				March 31, 2002			
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:								
Debt securities	¥883,571	¥53,264	¥2,396	¥934,439	¥1,150,630	¥41,241	¥15,930	¥1,175,941
Equity securities	45,868	32,555	8,119	70,304	58,374	30,371	7,829	80,916
Held-to-maturity securities	16,493	63	–	16,556	19,835	353	9	20,179
Total	¥945,932	¥85,882	¥10,515	¥1,021,299	¥1,228,839	¥71,965	¥23,768	¥1,277,036

	Dollars in millions			
	March 31, 2002			
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:				
Debt securities	$8,651	$310	$119	$8,842
Equity securities	439	228	59	608
Held-to-maturity securities	149	3	0	152
Total	$9,239	$541	$178	$9,602

At March 31, 2002, debt securities classified as available-for-sale securities and held-to-maturity securities mainly consist of Japanese government and municipal bonds and corporate debt securities due within 1 to 10 years.

Proceeds from sales of available-for-sale securities were ¥186,093 million, ¥91,424 million and ¥193,048 million ($1,451 million) for the years ended March 31, 2000, 2001 and 2002, respectively. On those sales,

gross realized gains computed on the average cost basis were ¥18,887 million, ¥5,291 million and ¥6,397 million ($48 million) and gross realized losses were ¥2,394 million, ¥416 million and ¥3,803 million ($29 million), respectively.

In March 2001, Sony Corporation and consolidated subsidiaries contributed certain marketable equity securities, not including those of its subsidiaries and affiliated companies, to an employee retirement benefit trust, with no cash proceeds thereon. The fair value of these securities at the time of contribution was ¥14,316 million ($115 million).

In the fourth quarter of the year ended March 31, 2001, due to a change in the partial investment policy of a life insurance subsidiary, certain amounts previously included in marketable securities as short-term investments in money market funds have been transferred to available-for-sale securities and included in securities investments and other on the balance sheet as of March 31, 2001.

Marketable securities as of March 31, 2001 and 2002 included short-term investments in money market funds of ¥72,152 million and ¥124,762 million ($938 million), respectively.

In the ordinary course of business, Sony maintains long-term investment securities, included in securities investments and other, issued by a number of nonpublic companies. The aggregate carrying amounts of the investments in nonpublic companies at March 31, 2001 and 2002, which were valued at cost, were ¥92,565 million and ¥82,490 million ($620 million), respectively. The corresponding fair values of the investments in nonpublic companies were not computed as of March 31 of the respective years as such values are not readily determinable. However, if the value of an investment is estimated to have declined and such decline is judged to be other than temporary, the investment is written down to its fair value.

The net change in the unrealized gains or losses on trading securities that has been included in earnings during the years ended March 31, 2000, 2001 and 2002 was insignificant.

Securities investments and other as of March 31, 2001 and 2002 also included separate account assets (Note 12) in the life insurance business, which were carried at fair value. Although the separate account assets consist primarily of debt and equity securities, they are excluded from the above table due to the nature of the assets. Proceeds from sales of available-for-sale securities and gross realized gains or losses described above also exclude the amounts related to the separate account assets. Separate account assets at March 31, 2001 and 2002 were ¥91,956 million and ¥106,150 million ($798 million), respectively.

10. Leased assets

Sony leases certain communication and commercial equipment, plant, office space, warehouses, employees' residential facilities and other assets.

An analysis of leased assets under capital leases is as follows:

	Yen in millions		Dollars in millions
	March 31		March 31,
Class of property	2001	2002	2002
Land	¥1,936	¥1,983	$15
Buildings	16,762	15,448	116
Machinery, equipment and others	37,773	35,255	265
Accumulated amortization	(22,850)	(20,830)	(156)
	¥33,621	¥31,856	$240

The following is a schedule by year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2002:

	Yen in millions	Dollars in millions
Year ending March 31:		
2003	¥16,876	$127
2004	12,057	91
2005	8,211	62
2006	4,601	34
2007	3,462	26
Later years	10,111	76
Total minimum lease payments	55,318	416
Less - Amount representing interest	8,068	61
Present value of net minimum lease payments	47,250	355
Less - Current obligations	14,360	108
Long-term capital lease obligations	¥32,890	$247

Minimum lease payments have not been reduced by minimum sublease income of ¥16,938 million ($127 million) due in the future under noncancelable subleases.

Rental expenses under operating leases for the years ended March 31, 2000, 2001 and 2002 were ¥91,340 million, ¥93,727 million and ¥104,497 million ($786 million), respectively. The minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at March 31, 2002 are as follows:

	Yen in millions	Dollars in millions
Year ending March 31:		
2003	¥55,115	$414
2004	44,592	335
2005	35,553	267
2006	26,865	202
2007	23,487	177
Later years	130,718	983
Total minimum future rentals	¥316,330	$2,378

11. Goodwill and intangible assets

As discussed in Note 2, Sony elected early adoption of FAS No. 142. Upon the adoption of this new Statement, Sony reassessed the useful lives of its intangible assets and determined that certain intangible assets including trademarks have indefinite lives and as a result, will no longer be amortized. At April 1, 2001, intangible assets having an indefinite life totaled ¥76,029 million ($572 million). Sony completed the transitional impairment test for these intangible assets and determined that the fair value of these assets is in excess of the current carrying amount. Accordingly, no impairment loss was recorded for intangible assets upon the adoption of FAS No. 142.

Intangible assets acquired during the year ended March 31, 2002 totaled ¥23,048 million ($173 million), which are subject to amortization and primarily consists of intellectual property rights of ¥7,657 million ($58 million) and software of ¥6,465 million ($49 million) in the electronics business and music catalogs of ¥1,402 million ($11 million). The weighted average amortization period for intellectual property rights and software in the electronics business are 7 years and 3 years, respectively, and music catalogs are amortized over 20 years.

Intangible assets subject to amortization comprise the following:

	Yen in millions				Dollars in millions	
	March 31				March 31,	
	2001		2002		2002	
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated Amortization	Gross carrying amount	Accumulated amortization
Artist contracts	¥91,607	¥(63,350)	¥97,390	¥(72,890)	$732	$(548)
Music catalog	95,742	(38,438)	103,732	(46,137)	780	(347)
Intellectual property rights and other	90,330	(32,050)	109,060	(45,147)	820	(339)
Total	¥277,679	¥(133,838)	¥310,182	¥(164,174)	$2,332	$(1,234)

The aggregate amortization expense for intangible assets for the year ended March 31, 2002 was ¥25,554 million ($192 million). The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

	Yen in millions	Dollars in millions
Year ending March 31,		
2003	¥22,553	$170
2004	20,769	156
2005	15,822	119
2006	12,754	96
2007	11,407	86

Total carrying amount of intangible assets having an indefinite life comprise the following:

	Yen in millions		Dollars in millions
	March 31		March 31,
	2001	2002	2002
Trademarks	¥57,195	¥57,195	$430
Other	18,834	18,834	142
	¥76,029	¥76,029	$572

Prior to the adoption of FAS No. 142, accumulated amortization for those intangible assets having an indefinite life at March 31, 2001 amounted to ¥5,068 million.

In addition to the amortizable and indefinite-lived intangible assets shown in the above tables, intangible assets at March 31, 2001 and 2002 also include unrecognized prior service costs totaling ¥1,419 million and ¥23,602 million ($177 million), respectively, which were recorded under FAS No. 87, "Employer's Accounting for Pensions" as discussed in Note 16.

Sony has also completed the transitional impairment test for existing goodwill as required by FAS No. 142. Sony has determined that the fair value of each reporting unit which includes goodwill is in excess of its carrying amount. Accordingly, no impairment loss was recorded for goodwill upon the adoption of FAS No. 142.

The changes in the carrying amount of goodwill by operating segment for the years ended March 31, 2001 and 2002 are as follows:

	Yen in millions					
	Electronics	Game	Music	Pictures	Other	Total
Balance at March 31, 2000	¥57,923	¥114,361	¥48,722	¥72,771	–	¥293,777
Goodwill acquired during year	77	6,224	262	2,008	¥203	8,774
Amortization of goodwill	(2,868)	(6,286)	(2,258)	(3,040)	(203)	(14,655)
Other *	(237)	710	5,291	11,499	–	17,263
Balance at March 31, 2001	54,895	115,009	52,017	83,238	–	305,159
Goodwill acquired during year	3,674	–	3,184	–	1,439	8,297
Other *	(1,716)	(3,904)	3,399	6,154	(149)	3,784
Balance at March 31, 2002	¥56,853	¥111,105	¥58,600	¥89,392	¥1,290	¥317,240

	Dollars in millions					
	Electronics	Game	Music	Pictures	Other	Total
Balance at March 31, 2001	$413	$864	$391	$626	–	$2,294
Goodwill acquired during year	27	–	24	–	$11	62
Other *	(13)	(29)	26	46	(1)	29
Balance at March 31, 2002	$427	$835	$441	$672	$10	$2,385

*Other primarily consists of translation adjustments and reclassification to other accounts.

Prior to the adoption of FAS No. 142, accumulated amortization for goodwill at March 31, 2001 amounted to ¥124,604 million.

Amounts previously reported for income before cumulative effect of accounting changes and net income and basic and diluted earnings per share (EPS) for the years ended March 31, 2000 and 2001 are reconciled to amounts adjusted to exclude the amortization expense related to goodwill and indefinite-lived intangible assets as follows:

	Yen in millions	
	Year ended March 31	
	2000	2001
Reported income before cumulative effect of accounting changes	¥121,835	¥121,227
Add back:		
Goodwill amortization	7,185	14,968
Intangible assets amortization	587	2,348
Adjusted income before cumulative effect of accounting changes	¥129,607	¥138,543
Reported net income	¥121,835	¥16,754
Add back:		
Goodwill amortization	7,185	14,968
Intangible assets amortization	587	2,348
Adjusted net income	¥129,607	¥34,070

	Yen	
	Year ended March 31	
	2000	2001
Per share data:		
Income before cumulative effect of accounting changes -		
Reported basic EPS	¥144.58	¥132.64
Add back:		
Goodwill amortization	8.53	16.38
Intangible assets amortization	0.70	2.57
Adjusted basic EPS	¥153.81	¥151.59
Reported diluted EPS	¥131.70	¥124.36
Add back:		
Goodwill amortization	7.61	15.05
Intangible assets amortization	0.62	2.36
Adjusted diluted EPS	¥139.93	¥141.77
Net income -		
Reported basic EPS	¥144.58	¥18.33
Add back:		
Goodwill amortization	8.53	16.38
Intangible assets amortization	0.70	2.57
Adjusted basic EPS	¥153.81	¥37.28
Reported diluted EPS	¥131.70	¥19.28
Add back:		
Goodwill amortization	7.61	15.05
Intangible assets amortization	0.62	2.36
Adjusted diluted EPS	¥139.93	¥36.69

12. Insurance-related accounts

Sony's life and non-life insurance subsidiaries in Japan maintain their accounting records as described in Note 2 in accordance with the accounting principles and practices generally accepted in Japan, which vary in some respects from U.S. GAAP.

Those differences are mainly that insurance acquisition costs are charged to income when incurred in Japan whereas in the United States of America those costs are deferred and amortized generally over the premium-paying period of the insurance policies, and that future policy benefits calculated locally under the authorization of the supervisory administrative agencies are comprehensively adjusted to a net level premium method with certain adjustments of actuarial assumptions for U.S. GAAP purposes. For purposes of preparing the consolidated financial statements, appropriate adjustments have been made to reflect such items in accordance with U.S. GAAP.

The amounts of statutory net equity of the subsidiaries as of March 31, 2001 and 2002 were ¥101,106 million and ¥101,989 million ($767 million), respectively.

(1) Deferred insurance acquisition costs:

Insurance acquisition costs, such as commission expenses, medical examination and inspection report fees, advertising costs, etc., that vary with and are primarily related to acquiring new insurance policies are deferred as long as they are recoverable. The deferred insurance acquisition costs are amortized mainly over the premium-paying period of the related insurance policies using assumptions consistent with those used in computing policy reserves. Amortization charged to income for the years ended March 31, 2000, 2001 and 2002 amounted to ¥22,708 million, ¥38,886 million and ¥31,000 million ($233 million), respectively.

(2) Future insurance policy benefits:

Liabilities for future policy benefits are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities are computed by the net level premium method based upon estimates as to future investment yield, mortality and withdrawals. Future policy benefits are computed using interest rates ranging from approximately 1.5% to 6.25%. Mortality, morbidity and withdrawal assumptions for all policies are based on either the life insurance subsidiary's own experience or various actuarial tables. At March 31, 2001 and 2002, future insurance policy benefits amounted to ¥1,217,972 million and ¥1,513,917 million ($11,383 million), respectively.

(3) Separate account assets:

Separate account assets are funds on which investment income and gains or losses accrue directly to certain policyholders. Separate account assets are legally segregated. They are not subject to the claims that may arise out of any other business of a life insurance subsidiary. Separate account assets, which consist primarily of debt and equity securities, are carried at fair value and included in securities investments and other. The related liabilities are recognized as separate account liabilities and included in future

insurance policy benefits and other. Fees earned for administrative and contract-holder services performed for the separate accounts are recognized as financial service revenue.

13. Short-term borrowings and long-term debt

Short-term borrowings comprise the following:

	Yen in millions		Dollars in millions
	March 31		March 31,
	2001	2002	2002
Loans, principally from banks:			
with weighted-average interest rate of 4.93% and 4.00% per annum respectively	¥68,240	¥61,693	$464
Commercial paper:			
with weighted-average interest rate of 4.86% and 0.39% per annum respectively	117,295	51,584	388
	¥185,535	¥113,277	$852

Long-term debt comprises the following:

	Yen in millions		Dollars in millions
	March 31		March 31,
	2001	2002	2002
Unsecured loans, representing obligations principally to banks:			
Due 2001 to 2018 with interest ranging from 0.8% to 6.69% per annum	¥59,908		
Due 2002 to 2018 with interest ranging from 1.46% to 5.67% per annum		¥45,055	$339
Secured loans, representing obligations principally to banks:			
Due 2001 to 2009 with interest ranging from 6.75% to 7.25% per annum	2,277		
Due 2002 to 2009 with interest ranging from 6.75% to 7.25% per annum		2,593	19
Medium-term notes of consolidated subsidiaries:			
Due 2001 to 2006 with interest ranging from 4.82% to 7.55% per annum	79,296		
Due 2002 to 2006 with interest ranging from 1.88% to 4.95% per annum		89,981	676
Unsecured 1.5% convertible bonds, due 2002, convertible currently at ¥2,194.0 ($16) for one common share, redeemable before due date	316	218	2
Unsecured 1.4% convertible bonds, due 2003, convertible currently at ¥2,707.8 ($20) for one common share, redeemable before due date	8,310	8,159	61
Unsecured 1.4% convertible bonds, due 2005, convertible currently at ¥3,995.5 ($30) for one common share, redeemable before due date	287,883	287,809	2,164
Unsecured 0.1% bonds, due 2001 with detachable warrants	3,500	–	
Unsecured 0.03% bonds, due 2004 with detachable warrants, net of unamortized discount	3,795	3,857	29
Unsecured 0.1% bonds, due 2005 with detachable warrants, net of unamortized discount	3,753	3,810	28
Unsecured 1.55% bonds, due 2006 with detachable warrants	12,000	12,000	90
Unsecured 0.9% bonds, due 2007 with detachable warrants	–	7,300	55
Unsecured 0.9% bonds, due 2007 with detachable warrants of subsidiary tracking stock	–	150	1
Unsecured 4.4% bonds, due 2001	80,000	–	–
Unsecured 1.42% bonds, due 2005, net of unamortized discount	99,982	99,986	752
Unsecured 0.64% bonds, due 2006, net of unamortized discount	–	99,991	752
Unsecured 2.04% bonds, due 2010, net of unamortized discount	49,972	49,975	376
Unsecured 1.52% bonds, due 2011, net of unamortized discount	–	49,995	376
Unsecured 6.125% U.S. dollar notes, due 2003, net of unamortized discount	193,268	199,800	1,502
Unsecured 1.35% bonds of a consolidated subsidiary, due 2001	15,000	–	–
Unsecured 2.5% bonds of a consolidated subsidiary, due 2003	15,000	15,035	113
Unsecured 2.0% bonds of a consolidated subsidiary, due 2005	15,000	15,000	113
Unsecured 1.99% bonds of a consolidated subsidiary, due 2007	15,000	15,000	113
Unsecured 2.35% bonds of a consolidated subsidiary, due 2010	5,000	4,900	37
Unsecured fixed coupon U.S. dollar notes linked to the Yen/U.S. dollar rate of a consolidated subsidiary, due 2001	805	–	–
Long-term capital lease obligations:			
Due 2001 to 2014 with interest ranging from 1.90% to 9.30% per annum	44,394		
Due 2002 to 2014 with interest ranging from 2.15% to 10.00% per annum		47,250	355
Guarantee deposits received	20,066	21,539	162
	1,014,525	1,079,403	8,115
Less – Portion due within one year	170,838	240,786	1,810
	¥843,687	¥838,617	$6,305

In accordance with the requirements of FAS No. 133, the portion of Sony's fixed-rate debt obligations that is hedged is reflected in the consolidated balance sheet as an amount equal to the sum of the debt's carrying value plus a FAS No. 133 fair value adjustment representing changes recorded in the fair value of the hedged debt obligations attributable to movements in market interest and currency rates.

A summary of the exercise rights of the detachable warrants as of March 31, 2002 is as follows:

Issued on	Exercisable during	Exercise price Yen	Exercise price Dollars	Number of shares per warrant	Status of exercise
August 17, 1998	September 1, 1999 through August 16, 2004	¥6,264	$47	319 shares of common stock of Sony Corporation	230 warrants exercised; 1,770 warrants outstanding
August 23, 1999	September 1, 2000 through August 22, 2005	7,167	54	279 shares of common stock of Sony Corporation	2,000 warrants outstanding
October 19, 2000	November 1, 2001 through October 18, 2006	12,457	94	100 shares of common stock of Sony Corporation	9,600 warrants outstanding
December 21, 2001	January 6, 2003 through December 20, 2007	6,039	45	100 shares of common stock of Sony Corporation	11,534 warrants outstanding
December 21, 2001	June 20, 2002 through June 20, 2007	3,300	25	75 shares of subsidiary tracking stock	600 warrants outstanding

Aggregate amounts of annual maturities of long-term debt during the next five years are as follows:

Year ending March 31	Yen in millions	Dollars in millions
2003	¥240,786	$1,810
2004	34,246	257
2005	309,129	2,324
2006	150,541	1,132
2007	185,058	1,391

At March 31, 2002, Sony had unused committed lines of credit amounting to ¥974,900 million ($7,330 million) and can borrow up to generally 90 days from the banks with whom Sony has committed line contracts. Furthermore, Sony has Commercial Paper Programs, the size of which was ¥2,249,000 million ($16,910 million). At March 31, 2002, the total outstanding balance of commercial paper was ¥51,584 million ($388 million). Under those programs, Sony can issue commercial paper for the period not in excess of generally 270

days up to the size of the programs. In addition, Sony has Medium Term Notes programs, the size of which was ¥1,330,000 million ($10,000 million). At March 31, 2002, the total outstanding balance of Medium Term Notes was ¥89,981 million ($677 million).

The basic agreements with certain banks in Japan include provisions that collateral (including sums on deposit with such banks) or guarantors will be furnished upon the banks' request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all present or future indebtedness to such banks.

14. Deposits from customers in the banking business

All deposits from customers in the banking business are interest bearing deposits, and are owned by a Japanese bank subsidiary which was established as an Online Internet bank for individuals. At March 31, 2002, the balance of time deposits issued in amounts of ¥10 million ($75 thousand) or more was ¥24,045 million ($181 million).

At March 31, 2002, aggregate amounts of annual maturities of time deposits with a remaining term of more than one year include ¥3,541 million ($27 million) and ¥7,200 million ($54 million) for the years ending March 31, 2004 and 2005, respectively. There are no deposits having a maturity date after March 31, 2005.

15. Financial instruments

(1) Derivative instruments and hedging activities:

Sony has certain financial instruments including financial assets and liabilities incurred in the normal course of business. Such financial instruments are exposed to market risk arising from the changes of foreign currency exchange rates and interest rates. In applying a consistent risk management strategy for the purpose of reducing such risk, Sony uses derivative financial instruments, which include foreign exchange forward contracts, foreign currency option contracts, and interest rate and currency swap agreements. Sony does not use derivative financial instruments for trading or speculative purposes. Foreign exchange forward contracts and foreign currency option contracts are utilized primarily to limit the exposure affected by changes in foreign currency exchange rates on cash flows generated by anticipated intercompany transactions and intercompany accounts receivable and payable denominated in foreign currencies. Interest rate and currency swap agreements are utilized primarily to lower funding costs, to diversify sources of funding and to limit Sony's exposure associated with underlying debt instruments resulting from adverse fluctuations in interest rates and/or foreign currency exchange rates.

These instruments are executed with creditworthy financial institutions, and virtually all foreign currency contracts are denominated in U.S. dollars, euros and other currencies of major countries. Although Sony may be exposed to losses in the event of nonperformance by counterparties or interest and currency rate movements, it does not anticipate significant losses due to the nature of its counterparties or the hedging arrangements.

Derivative financial instruments held by Sony are classified and accounted for as described below pursuant to FAS No. 133.

Fair value hedges

The derivatives designated as fair value hedges include interest rate and currency swap agreements, which are used for reducing the risk arising from the changes in the fair value of fixed rate debt and available-for-sale debt securities.

For example, Sony enters into interest rate and currency swap agreements, which effectively swap foreign currency denominated fixed rate debt for functional currency denominated variable rate debt. These derivatives are considered to be a hedge against changes in the fair value of Sony's foreign denominated fixed-rate obligations. Accordingly, these derivatives have been designated as fair value hedges in accordance with FAS No. 133. Amounts to be paid or received under these agreements are recognized in interest expense consistent with the terms of the agreements.

Both the derivatives designated as fair value hedge and hedged items are reflected at fair value in the consolidated balance sheet. Changes in the fair value of the derivatives designated as fair value hedge as well as offsetting changes in the carrying value of the underlying hedged items are recognized in income currently.

The amount of ineffectiveness of these fair value hedges, that was reflected in earnings, was not material for the year ended March 31, 2002. In addition, there were no amounts excluded from the assessment of hedge effectiveness of fair value hedges.

Cash flow hedges

The derivatives designated as cash flow hedges include interest rate and currency swap agreements and foreign exchange forward contracts, which are used for reducing the risk arising from the changes in anticipated cash flow of variable rate debt and foreign currency denominated debt.

For example, Sony enters into interest rate and currency swap agreements, which effectively swap foreign currency denominated variable rate debt for functional currency denominated fixed rate debt. These derivatives are considered to be a hedge against changes in the anticipated cash flow of Sony's foreign denominated variable rate obligations. Accordingly, these derivatives have been designated as cash flow hedges in accordance with FAS No. 133.

Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in other comprehensive income and reclassified into earnings when the hedged transaction affects earnings.

For the year ended March 31, 2002, these cash flow hedges were fully effective. In addition, there were no amounts excluded from the assessment of hedge effectiveness of cash flow hedges. As of March 31, 2002, ¥812 million ($6 million) of deferred gains for derivatives designated as cash flow hedges are expected to be reclassified into earnings within the next twelve months. There were no forecasted transactions that failed to occur for the year ended March 31, 2002.

Derivatives not designated as hedges

The derivatives not designated as hedges under FAS No. 133 include foreign exchange forward contracts and purchased and written foreign currency option contracts. These contracts are used primarily to fix the cash flow value resulting from intercompany accounts receivable and payable and future transactions denominated in foreign currencies in relation to the core currencies (Japanese yen, U.S. dollars and euros) of Sony's major operating units. However, these derivatives do not meet the criteria for hedge accounting under FAS No. 133. Accordingly, such contracts are marked-to-market with changes in value, including premiums paid or received, recognized in other income or expense. The majority of written foreign currency option contracts are a part of range forward contract arrangements and expire in the same month with the corresponding purchased foreign currency option contracts. In addition to the range forward contracts, Sony enters into written foreign currency option contracts in order to minimize its hedging costs. All of these derivatives mature or expire within five months after the balance sheet date.

The convertible rights included in convertible bonds held by Sony's life insurance subsidiary, which are classified as available-for-sale debt securities, are considered as embedded derivatives under FAS No. 133 and are marked-to-market with changes in value recognized in financial service revenue.

(2) Fair value of financial instruments:

The estimated fair values of Sony's financial instruments are summarized as follows. The following summary excludes cash and cash equivalents, time deposits, notes and accounts receivable, trade, short-term borrowings, notes and accounts payable, trade and deposits from customers in the banking business that are carried at amounts which approximate fair value. The summary also excludes debt and equity securities which are disclosed in Note 9.

	Yen in millions					
	March 31					
	2001			2002		
	Notional amount	Carrying amount	Estimated fair value	Notional amount	Carrying amount	Estimated fair value
Long-term debt including the current portion	–	¥(1,014,525)	¥(1,395,706)	–	¥(1,079,403)	¥(1,323,772)
Forward exchange contracts	¥1,189,710	(7,864)	(17,226)	¥1,042,836	(37,243)	(37,243)
Currency option contracts purchased	479,132	5,964	5,964	357,052	1,267	1,267
Currency option contracts written	724,091	(6,897)	(6,897)	423,826	(2,933)	(2,933)
Interest rate swap agreements	215,971	(2,469)	(3,797)	256,501	(6,699)	(6,699)
Interest rate and currency swap agreements	278,573	–	(9,032)	228,433	5,550	5,550
Embedded derivatives	–	–	–	342,846	3,740	3,740

	Dollars in millions		
	March 31, 2002		
	Notional amount	Carrying amount	Estimated fair value
Long-term debt including the current portion	–	$(8,115)	$(9,953)
Forward exchange contracts	$7,841	(280)	(280)
Currency option contracts purchased	2,685	10	10
Currency option contracts written	3,187	(22)	(22)
Interest rate swap agreements	1,929	(50)	(50)
Interest rate and currency swap agreements	1,718	42	42
Embedded derivatives	2,578	28	28

The following are explanatory notes regarding the estimation method of fair value in above table.

Long-term debt including the current portion

The fair values of long-term debt, including the current portion, were estimated based on either the market value or the discounted amounts of future cash flows using Sony's current incremental debt rates for similar liabilities.

Derivative financial instruments

The fair values of foreign exchange forward contracts and foreign currency option contracts were estimated based on market quotations. The fair values of interest rate and currency swap agreements were estimated based on the discounted amounts of future net cash flows. The fair values of convertible rights, which were a majority of embedded derivatives, were estimated based on the market price of stock which will be acquired by the exercise.

16. Pension and severance plans

Upon terminating employment, employees of Sony Corporation and subsidiaries in Japan are entitled, under most circumstances, to lump-sum indemnities or pension payments as described below. For employees voluntarily retiring, under normal circumstances, minimum payment is an amount based on current rates of pay and lengths of service. In calculating the minimum payment for employees involuntarily retiring, including employees retiring due to meeting mandatory retirement age requirements, Sony may grant additional benefits. With respect to directors' and statutory auditors' resignations, lump-sum severance indemnities are calculated using a similar formula and are normally paid subject to the approval of Sony's shareholders.

Sony Corporation and most subsidiaries in Japan have contributory funded defined benefit pension plans, which are pursuant to the Japanese Welfare Pension Insurance Law. The contributory pension plans cover a portion of the governmental welfare pension program, under which the contributions are made by the companies and their employees, and an additional portion representing the substituted noncontributory pension plans. Under the contributory pension plans, the defined benefits representing the noncontributory portion of the plans, in general, cover 60% of the indemnities under the existing regulations to employees. The remaining indemnities are covered by severance payments by the companies. The pension benefits are determined based on years of service and the compensation amounts, as stipulated in the aforementioned regulations, are payable at the option of the retiring employee in a lump-sum amount or on a monthly pension. Contributions to the plans are funded through several financial institutions in accordance with the applicable laws and regulations.

Many of foreign subsidiaries have defined benefit pension plans or severance indemnity plans which substantially cover all of their employees, under which the cost of benefits is currently funded or accrued. Benefits awarded under these plans are based primarily on the current rate of pay and length of service.

The components of net pension and severance costs, which exclude employee termination benefits paid in restructuring activities, for the years ended March 31, 2000, 2001 and 2002 were as follows:

Japanese plans:

	Yen in millions			Dollars in millions
	Year ended March 31			Year ended March 31,
	2000	2001	2002	2002
Service cost	¥46,306	¥46,400	¥48,609	$365
Interest cost	14,898	19,040	21,232	160
Expected return on plan assets	(11,236)	(26,216)	(26,286)	(198)
Amortization of net transition asset	(375)	(375)	(375)	(3)
Recognized actuarial loss	5,733	7,447	12,639	95
Amortization of prior service cost	1,335	783	611	5
Net periodic benefit cost	¥56,661	¥47,079	¥56,430	$424

Foreign plans:

	Yen in millions			Dollars in millions
	Year ended March 31			Year ended March 31,
	2000	2001	2002	2002
Service cost	¥15,298	¥14,899	¥15,161	$114
Interest cost	6,095	6,805	7,944	60
Expected return on plan assets	(4,989)	(6,492)	(7,416)	(56)
Amortization of net transition asset	(108)	(36)	(87)	(1)
Recognized actuarial (gain) loss	(46)	555	(351)	(2)
Amortization of prior service cost	(142)	(341)	848	6
Net periodic benefit cost	¥16,108	¥15,390	¥16,099	$121

The changes in benefit obligation and plan assets, funded status and composition of amounts recognized in the consolidated balance sheets were as follows:

	Japanese plans			Foreign plans		
	Yen in millions		Dollars in millions	Yen in millions		Dollars in millions
	March 31		March 31,	March 31		March 31,
	2001	2002	2002	2001	2002	2002
Change in benefit obligation:						
Benefit obligation at beginning of year	¥729,803	¥801,322	$6,025	¥103,992	¥128,162	$964
Service cost	46,400	48,609	365	14,899	15,161	114
Interest cost	19,040	21,232	160	6,805	7,944	60
Plan participants' contributions	5,865	5,102	39	755	740	6
Amendments	1,156	(26,085)	(196)	(1,708)	(852)	(6)
Actuarial (gain) loss	27,963	47,877	360	1,616	(3,404)	(26)
Foreign currency exchange rate changes	–	–	–	15,114	4,415	33
Curtailments and settlements	–	(4,103)	(31)	–	–	–
Benefits paid	(28,905)	(24,812)	(187)	(13,311)	(8,956)	(68)
Benefit obligation at end of year	801,322	869,142	6,535	128,162	143,210	1,077
Change in plan assets:						
Fair value of plan assets at beginning of year	507,943	460,167	3,460	78,842	86,351	650
Actual return on plan assets	(85,468)	(29,094)	(219)	(2,567)	(6,215)	(47)
Foreign currency exchange rate changes	–	–	–	8,363	5,774	43
Employer contribution	44,923	31,936	240	7,853	4,694	35
Plan participants' contributions	5,865	5,102	39	755	740	6
Benefits paid	(13,096)	(11,433)	(86)	(6,895)	(8,742)	(66)
Fair value of plan assets at end of year	¥460,167	¥456,678	¥3,434	¥86,351	¥82,602	$621

	Japanese plans			Foreign plans		
	Yen in millions		Dollars in millions	Yen in millions		Dollars in millions
	March 31		March 31,	March 31		March 31,
	2001	2002	2002	2001	2002	2002
Funded status	¥341,155	¥412,464	$3,101	¥41,811	¥60,608	$456
Unrecognized actuarial loss	(236,747)	(325,637)	(2,448)	(11,885)	(26,040)	(196)
Unrecognized net transition asset	1,604	1,229	9	143	(97)	(1)
Unrecognized prior service cost	(4,178)	22,518	169	2,163	1,668	13
Net amount recognized	¥101,834	¥110,574	$831	¥32,232	¥36,139	$272
Amounts recognized in the consolidated balance sheet consist of:						
Accrued pension and severance costs, including current portion	¥189,283	¥258,597	$1,944	¥32,232	¥36,139	$272
Intangibles	(1,419)	(23,602)	(177)	–	–	–
Accumulated other comprehensive income	(86,030)	(124,421)	(936)	–	–	–
Net amount recognized	¥101,834	¥110,574	$831	¥32,232	¥36,139	$272

Assumptions used as of March 31, 2000, 2001 and 2002 were as follows:

Japanese plans:

	March 31		
	2000	2001	2002
Discount rate	2.7%	2.7%	2.4%
Expected return on plan assets	4.0%	4.0%	4.0%
Rate of compensation increase	3.0%	3.0%	3.0%

Foreign plans:

	March 31		
	2000	2001	2002
Discount rate	4.5-7.5%	4.0-7.5%	3.0-8.0%
Expected return on plan assets	6.5-9.1%	5.0-9.0%	4.5-9.0%
Rate of compensation increase	2.0-4.8%	2.5-5.1%	2.5-5.0%

As required under FAS No. 87, "Employers' Accounting for Pensions", the assumptions are reviewed in accordance with changes in circumstances.

Under FAS No. 87, Sony has recorded a pension liability to cover the amount of the projected benefit obligation in excess of plan assets, considering unrealized items and the minimum pension liability. The minimum pension liability represents the excess of the accumulated benefit obligation over plan assets and accrued pension and severance costs already recognized before recording the minimum pension liability. A corresponding amount was recognized as an intangible asset to the extent of the unrecognized prior service cost, and the balance was recorded as a component of accumulated other comprehensive income, net of tax.

The accumulated benefit obligations and the fair value of plan assets for which Sony has recognized the minimum pension liability on Sony Corporation and substantially all of the Japanese subsidiaries' plans were ¥592,876 million, ¥425,554 million as of March 31, 2001, and ¥685,357 million ($5,153 million), ¥445,499 million ($3,350 million) as of March 31, 2002, respectively.

As discussed in Note 9, in March 2001, Sony Corporation and consolidated subsidiaries contributed certain marketable equity securities to an employee retirement benefit trust, which is included in plan assets.

17. Stockholders' equity

(1) Subsidiary tracking stock:

On June 20, 2001, Sony Corporation issued shares of subsidiary tracking stock in Japan, the economic value of which is intended to be linked to the economic value of Sony Communication Network Corporation ("SCN"), a directly and indirectly wholly owned subsidiary of Sony Corporation which is engaged in Internet-related services. The subsidiary tracking stock holders have no direct rights in the equity or assets of SCN or the assets of Sony Corporation. Except as summarized below, the shares of subsidiary tracking stock have the same rights and characteristics as those of shares of common stock.

The dividend on the shares of this series of subsidiary tracking stock is payable only when the Board of Directors of SCN has resolved to pay to its common stock holders a dividend in an amount per share of the subsidiary tracking stock equal to the amount of SCN's dividend per share of its common stock multiplied by the Standard Ratio (as defined in the articles of incorporation), subject to statutory restriction on Sony Corporation's ability to pay dividends on its shares of capital stock and the maximum dividend amount (as defined in the articles of incorporation). If the amount of dividends paid to the subsidiary tracking stock holders is less than the amount, which should have been paid pursuant to the formula set forth above due to the statutory restriction referred to above or for any other reason, such shortfall will be accumulated and such cumulative amount will be paid to the subsidiary tracking stock holders for subsequent fiscal years. Any such dividend on the subsidiary tracking stock is payable in priority to the payment of dividends to the common stock holders. However, the subsidiary tracking stock holders have no right to participate in the dividends to common stock holders. Furthermore, even if the Board of Directors of SCN does not take a resolution for the payment of dividends to SCN's common stock holders, Sony Corporation may decide to pay dividends to its common stock holders.

The subsidiary tracking stock holders have the same voting rights as those of the common stock holders and, thus, are entitled to participate and vote at any General Meeting of Shareholders in the same way as the

common stock holders. In addition, as each series of subsidiary tracking stock is a separate class of stock different from common stock, if any resolution of the General Meeting of Shareholders would adversely affect the rights of the shareholders of a particular class of subsidiary tracking stock, the shareholders of each class of subsidiary tracking stock will have the right to approve or disapprove such resolution by a special resolution of the meeting of shareholders of that class of subsidiary tracking stock.

In the event of distribution of residual assets to the shareholders of Sony Corporation where, as long as such assets include shares of common stock of SCN, the number of shares of SCN common stock obtained by multiplying the number of shares of the subsidiary tracking stock held by each holder by the Standard Ratio or the net proceeds from the sale of the shares of SCN common stock so to be distributed will be distributed to the holders of the subsidiary tracking stock.

The shares of subsidiary tracking stock may be subject to repurchase and retirement in the same manner and under the same restriction as the shares of common stock. In addition, at any time after the passage of three years from the date of the initial issuance of shares of a series of subsidiary tracking stock, it may retire the entire amount of all outstanding shares of that series of subsidiary tracking stock upon paying to the shareholders thereof an amount equal to the current market price of the subsidiary tracking stock out of Sony Corporation's retained earnings available for dividend payments. Sony Corporation may also retire the shares of a series of subsidiary tracking stock in their entirety pursuant to the procedures prescribed by the Japanese Commercial Code for the reduction of capital upon payment to the subsidiary tracking stock holders an amount equal to the market value thereof as set forth above.

At any time after the passage of three years from the date of the initial issuance of shares of a series of subsidiary tracking stock, it may convert the entire amount of all outstanding shares of the subsidiary tracking stock into the shares of Sony Corporation's common stock at the rate of the multiple of 1.1 of the market value (as defined in the articles of incorporation) of shares of the subsidiary tracking stock divided by the market value (as similarly defined) of the shares of Sony Corporation's common stock.

If any events (as defined in the articles of incorporation) occur, the entire amount of all outstanding shares of the subsidiary tracking stock will be either retired or converted into shares of Sony Corporation's common stock at the price or rate set forth above.

The number of shares of the subsidiary tracking stock issued and outstanding at March 31, 2002 was 3,072,000. At March 31, 2002, 45,000 shares of the subsidiary tracking stock would be issued upon exercise of warrants outstanding.

The statutory retained earnings of SCN available for the payments of dividends to its shareholders were ¥209 million ($2 million) as of March 31, 2002, which were decreased by ¥374 million ($3 million) during the fiscal year ended March 31, 2002.

(2) Common stock:

Changes in the number of shares of common stock issued and outstanding during the years ended March 31, 2000, 2001 and 2002 have resulted from the following:

	Number of shares
Balance at March 31, 1999	410,439,111
Exercise of stock purchase warrants	192,162
Conversion of convertible bonds	10,028,119
Stock issued under exchange offerings	32,979,771
Balance at March 31, 2000	453,639,163
Stock split	453,639,163
Exercise of stock purchase warrants	111,209
Conversion of convertible bonds	12,145,253
Stock issued under exchange offerings	82,346
Balance at March 31, 2001	919,617,134
Exercise of stock purchase warrants	8,301
Conversion of convertible bonds	118,920
Balance at March 31, 2002	919,744,355

At March 31, 2002, 81,001,087 shares of common stock would be issued upon conversion or exercise of all convertible bonds and warrants outstanding.

On May 19, 2000, Sony Corporation completed a two-for-one stock split. The number of shares issued was 453,639,163 shares. There was no increase in the common stock account because the new shares were distributed from the portion of previously issued shares accounted for as excess of par value in the common stock account in accordance with the Japanese Commercial Code.

On November 20, 1991, Sony Corporation made a free share distribution of 33,908,621 shares in ratios of one share for each ten shares held for which no accounting entry was required in Japan. Had the distribution been accounted for in the manner adopted by companies in the United States of America, ¥201,078 million would have been transferred from retained earnings to the appropriate capital accounts. This has been the only free distribution of common stock where no accounting entry was required in Japan.

Conversions of convertible bonds into common stock are accounted for in accordance with the provisions of the Japanese Commercial Code by crediting approximately one-half of the conversion proceeds to the common stock account and the remainder to the additional paid-in capital account.

The Ordinary General Meeting of Shareholders held on June 27, 1997 authorized Sony Corporation, pursuant to the Japanese regulations, to acquire and retire up to a total not exceeding 30 million outstanding shares of its common stock with its profit, whenever deemed necessary by the Board of Directors in view of general economic conditions, Sony's business performance and financial condition and other factors. Subsequently, the Ordinary General Meeting of Shareholders held on June 29, 2000 increased the maximum number of shares of its common stock up to 90 million shares on and after June 30, 2000 and the Extraordinary General Meeting of Shareholders held on January 25, 2001 authorized to acquire and retire

the subsidiary tracking stock as well as its common stock on and after January 26, 2001. At March 31, 2002, no common stock and subsidiary tracking stock had been acquired under this authorization.

The Ordinary General Meeting of Shareholders held on June 26, 1998 approved that (a) in addition to the shares discussed in the preceding paragraph, Sony Corporation may, by a resolution of the Board of Directors, acquire and retire up to a total not exceeding 30 million outstanding shares of its common stock with its additional paid-in capital at prices in total not exceeding ¥400 billion ($3,008 million) and (b) Sony Corporation may grant share subscription rights to directors and/or employees pursuant to the Japanese regulations. Subsequently, the Extraordinary General Meeting of Shareholders held on January 25, 2001 authorized to acquire and retire the subsidiary tracking stock as well as its common stock on and after January 26, 2001. At March 31, 2002, no common stock and subsidiary tracking stock had been acquired nor had any share subscription rights been granted under this approval.

Prior to the recent amendments to the Japanese Commercial Code, purchase and retirement by Sony Corporation of its own shares could be made at any time by resolution of the Board of Directors up to the number of shares and total purchase price as described above. However, following such amendments, purchase by Sony Corporation of its own shares is subject to the prior approval of shareholders at the Ordinary General Meeting of Shareholders, which includes the maximum number of shares purchased and the maximum total purchase amount. Once such approval of shareholders is obtained, Sony Corporation may purchase its own shares at any time during the period up to the conclusion of next Ordinary General Meeting of Shareholders.

On April 25, 2002, the Board of Directors of Sony Corporation resolved the following proposals in accordance with the modified Japanese Commercial Code. The proposals, which will be discussed by the General Meeting of Shareholders to be held on June 20, 2002, resolve that Sony Corporation may acquire up to a total not exceeding 90 million outstanding shares of its common stock at an amount in a total not exceeding ¥650 billion ($4,887 million) and a total not exceeding 300 thousand outstanding shares of the subsidiary tracking stock at an amount in total not exceeding ¥1 billion ($8 million) until the conclusion of the General Meeting of Shareholders to be held for the year ending March 31, 2003.

(3) <u>Retained earnings</u>:

The amount of statutory retained earnings of Sony Corporation available for the payments of dividends to shareholders as of March 31, 2002 was ¥700,550 million ($5,267 million). The appropriation of retained earnings for the year ended March 31, 2002 including cash dividends for the six-month period ended March 31, 2002 has been incorporated in the accompanying consolidated financial statements. This appropriation of retained earnings will be proposed for approval at the Ordinary General Meeting of Shareholders to be held on June 20, 2002 and will be then recorded in the statutory books of account, in accordance with the Japanese Commercial Code, upon shareholders' approval.

Retained earnings include Sony's equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of ¥9,617 million and ¥9,259 million ($70 million) at March 31, 2001 and 2002, respectively.

(4) Other comprehensive income

Other comprehensive income for the years ended March 31, 2000, 2001 and 2002 were as follows:

	Yen in millions		
	Pre-tax amount	Tax expense	Net-of-tax amount
For the year ended March 31, 2000:			
Unrealized gains on securities -			
Unrealized holding gains or losses arising during the period	¥79,822	¥(27,003)	¥52,819
Less: Reclassification adjustment for gains or losses included in net income	(17,196)	2,809	(14,387)
Minimum pension liability adjustment	9,190	(3,869)	5,321
Foreign currency translation adjustments	(202,596)	3,423	(199,173)
Other comprehensive income	¥(130,780)	¥(24,640)	¥(155,420)
For the year ended March 31, 2001:			
Unrealized gains on securities -			
Unrealized holding gains or losses arising during the period	¥(6,290)	¥(1,200)	¥(7,490)
Less: Reclassification adjustment for gains or losses included in net income	(16,095)	6,186	(9,909)
Minimum pension liability adjustment	(79,678)	33,544	(46,134)
Foreign currency translation adjustments	169,144	(8,862)	160,282
Other comprehensive income	¥67,081	¥29,668	¥96,749
For the year ended March 31, 2002:			
Unrealized gains on securities -			
Unrealized holding gains or losses arising during the period	¥(24,857)	¥4,614	¥(20,243)
Less: Reclassification adjustment for gains or losses included in net income	(2,594)	1,318	(1,276)
Unrealized losses on derivative instruments -			
Cumulative effect of an accounting change	2,040	(951)	1,089
Unrealized holding gains or losses arising during the period	5,470	(3,033)	2,437
Less: Reclassification adjustment for gains or losses included in net income	(7,200)	2,963	(4,237)
Minimum pension liability adjustment	(38,391)	16,163	(22,228)
Foreign currency translation adjustments	101,483	(4,051)	97,432
Other comprehensive income	¥35,951	¥17,023	¥52,974

	Dollars in millions		
	Pre-tax amount	Tax expense	Net-of-tax amount
For the year ended March 31, 2002:			
Unrealized gains on securities -			
Unrealized holding gains or losses arising during the period	$(187)	$35	$(152)
Less: Reclassification adjustment for gains or losses included in net income	(20)	10	(10)
Unrealized losses on derivative instruments -			
Cumulative effect of an accounting change	15	(7)	8
Unrealized holding gains or losses arising during the period	41	(23)	18
Less: Reclassification adjustment for gains or losses included in net income	(53)	22	(31)
Minimum pension liability adjustment	(289)	122	(167)
Foreign currency translation adjustments	762	(30)	732
Other comprehensive income	$269	$129	$398

18. Stock-based compensation plans

The number of shares and the exercise prices in the following information have been adjusted for all periods to reflect the two-for-one stock split that was completed on May 19, 2000.

Sony has three types of stock-based compensation plans as incentive plans for directors and selected employees.

(1) Warrant plan:

Upon issuance of unsecured bonds with detachable warrants which are described in Note 13, Sony Corporation has purchased all of the detachable warrants and distributed them to the directors and selected employees of Sony. By exercising a warrant, directors and selected employees can purchase the common stock or subsidiary tracking stock of Sony Corporation, the number of which is designated by each plan. The warrants generally vest ratably over a period of three years, and are generally exercisable up to six years from the date of grant.

(2) Convertible Bond plan:

In April 2000, Sony adopted an equity-based compensation plan for selected executives of Sony's United States of America subsidiaries using U.S. dollar-denominated non-interest bearing convertible bonds which have characteristics similar to that of an option plan. Each convertible bond can be converted into 100 shares of the common stock of Sony Corporation at an exercise price based on the prevailing market rate shortly before the date of grant. The convertible bonds vest ratably over a three-year period and are exercisable up to ten years from the date of grant. As the convertible bonds were issued in exchange for a

non-interest bearing employee loan, no accounting recognition was given to either the convertible bonds or the employee loans in Sony's consolidated balance sheet as a right of offset exists between the convertible bonds and the employee loans.

Presented below is a summary of the activity for common stock warrant and convertible bond plans for the years shown:

	Year ended March 31						
	2000		2001		2002		
	Number of Shares	Weighted-average exercise price	Number of Shares	Weighted-average exercise price	Number of Shares	Weighted-average exercise price	Weighted-average exercise price
		Yen		Yen		Yen	Dollars
Outstanding at beginning of year	1,357,568	¥5,846	1,531,573	¥6,456	2,800,270	¥9,911	$74.52
Granted	558,000	7,167	1,420,900	12,788	3,397,300	6,877	51.71
Exercised	(383,995)	5,333	(111,103)	5,341	(8,294)	6,264	47.10
Forfeited	–	–	(41,100)	12,544	(335,384)	6,384	48.00
Outstanding at end of year	1,531,573	¥6,456	2,800,270	¥9,911	5,853,892	¥8,648	$65.02
Exercisable at end of year	541,966	¥5,877	825,265	¥6,332	2,082,640	¥8,127	$61.11

A summary of common stock warrants and convertible bond options outstanding and exercisable at March 31, 2002 is as follows:

	Outstanding				Exercisable		
Exercise price range	Number of Shares	Weighted-average exercise price	Weighted-average exercise price	Weighted-average remaining life	Number of Shares	Weighted-average exercise price	Weighted-average exercise price
Yen		Yen	Dollars	Years		Yen	Dollars
¥6,039～10,000	4,482,192	¥7,088	$53.29	5.47	1,621,740	¥6,520	$49.02
10,001～16,387	1,371,700	13,744	103.34	5.73	460,900	13,778	103.59
¥6,039～16,387	5,853,892	¥8,648	$65.02	5.53	2,082,640	¥8,127	$61.11

At March 31, 2002, there were 45,000 shares outstanding of subsidiary tracking stock warrants with an exercise price of ¥3,300 ($24.81) which expire in 5.75 years. At March 31, 2002, no warrants were exercisable under this plan.

As the exercise prices for both the warrant and convertible bond plans were determined based on the prevailing market price shortly before the date of grant, the compensation expense for these plans were not significant for the years ended March 31, 2000, 2001 and 2002, respectively.

In accordance with FAS No. 123 "Accounting for Stock-Based Compensation", Sony has elected to

account for stock-based compensation under the provisions of APB No. 25 for both the warrant and convertible bond plans. Had compensation for Sony's warrant and convertible bond plans been recognized based on the fair value on the grant date under the methodology prescribed by FAS No. 123, Sony's net income and net income per share allocated to common stock for the years ended March 31, 2000, 2001 and 2002 would have been impacted as shown in the following table. Net income and net income per share allocated to the subsidiary tracking stock for the year ended March 31, 2002 would not be significantly impacted.

	Year ended March 31			Year ended March 31,
	2000	2001	2002	2002
	Yen in millions			Dollars in millions
Income before cumulative effect of accounting changes allocated to common stock:				
As reported	¥121,835	¥121,227	¥9,381	$70
Pro forma	121,191	118,524	3,986	30
Net income allocated to common stock:				
As reported	¥121,835	¥16,754	¥15,359	$115
Pro forma	121,191	14,051	9,964	75

	Yen			Dollars
Income before cumulative effect of accounting changes allocated to common stock:				
-Basic EPS:				
As reported	¥144.58	¥132.64	¥10.21	$0.08
Pro forma	143.82	129.69	4.34	0.03
-Diluted EPS:				
As reported	¥131.70	¥124.36	¥10.18	$0.08
Pro forma	131.02	121.64	4.33	0.03
Net income allocated to common stock:				
-Basic EPS:				
As reported	¥144.58	¥18.33	¥16.72	$0.13
Pro forma	143.82	15.37	10.85	0.08
-Diluted EPS:				
As reported	¥131.70	¥19.28	¥16.67	$0.13
Pro forma	131.02	16.56	10.82	0.08

The weighted-average fair value per share at the date of grant for common stock warrants and convertible bond options granted during the years ended March 31, 2000, 2001 and 2002 was ¥1,398, ¥4,111 and ¥2,554 ($19.20), respectively. The fair value of common stock warrants and convertible bond options granted on the date of grant, which is amortized to expense over the vesting period in determining the pro forma impact, is estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Weighted-average assumptions	Year ended March 31		
	2000	2001	2002
Risk-free interest rate	0.60%	2.68%	2.58%
Expected lives	2.78years	3.26years	3.28years
Expected volatility	33.12%	44.07%	50.81%
Expected dividend	0.40%	0.21%	0.40%

(3) SAR plan:

Sony grants stock appreciations rights ("SARs") in Japan, Europe and the United States of America for selected employees. Under the terms of these plans, employees on exercise receive cash equal to the amount that the market price of Sony Corporation's common stock exceeds the strike price of the SARs. The SARs generally vest ratably over a period of three years, and are generally exercisable up to six to ten years from the date of grant. Sony holds treasury stock for the SAR plan in Japan to minimize cash flow exposure associated with the SARs. In addition, Sony uses various strategies to minimize the compensation expense associated with the SAR plans in the United States of America and Europe.

In December 2001, Sony granted options under its convertible bond plan to certain employees in exchange for the employees agreeing to cancel an equal number of outstanding SARs. Under FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation – an interpretation of APB Opinion No. 25", no compensation charge was recorded as the number and terms of the new options under the convertible bond plan were substantially the same as the SARs that were cancelled.

The status of the SAR plans is summarized as follows:

	Year ended March 31						
	2000		2001		2002		
	Number of SARs	Weighted-average exercise price	Number of SARs	Weighted-average exercise price	Number of SARs	Weighted-average exercise price	Weighted-average exercise price
		Yen		Yen		Yen	Dollars
Outstanding at beginning of year	2,190,750	¥5,426	4,046,490	¥5,443	3,565,246	¥6,218	$46.75
Granted	2,306,610	5,896	154,700	9,801	141,525	7,813	58.74
Exercised	(439,736)	5,308	(588,092)	5,198	(91,330)	5,862	44.08
Cancelled	–	–	–	–	(1,192,672)	5,951	44.74
Expired or forfeited	(11,134)	5,502	(47,852)	5,869	(12,375)	8,520	64.06
Outstanding at end of year	4,046,490	¥5,443	3,565,246	¥6,218	2,410,394	¥6,644	$49.95
Exercisable at end of year	745,496	¥5,711	1,397,216	¥5,966	1,864,928	¥6,282	$47.23

A summary of SARs outstanding and exercisable at March 31, 2002 is as follows:

	Outstanding				Exercisable		
Exercise price range	Number of SARs	Weighted-average exercise price	Weighted-average exercise price	Weighted-average remaining life	Number of SARs	Weighted-average exercise price	Weighted-average exercise price
Yen		Yen	Dollars	Years		Yen	Dollars
¥4,014~5,000	242,534	¥4,947	$37.20	2.79	162,534	¥4,937	$37.12
5,001~10,000	2,113,735	6,644	49.95	3.09	1,681,752	6,311	47.45
10,001~16,656	54,125	14,239	107.06	7.56	20,642	14,482	108.89
¥4,014~16,656	2,410,394	¥6,644	$49.95	3.16	1,864,928	¥6,282	$47.23

In accordance with APB No. 25 and its related interpretations, the SARs compensation expense is measured as the excess of the quoted market price of Sony Corporation's common stock over the SARs strike price, which is consistent with the accounting treatment prescribed for SAR plans in FAS No. 123. For the year ended March 31, 2000, Sony recognized ¥19,174 million of SARs compensation expense. For the years ended March 31, 2001 and 2002, Sony recognized a reduction in SARs compensation expense of ¥5,587 million and ¥4,748 million ($36 million), respectively, due to the decline in Sony's stock price during the years.

19. Restructuring charges and asset impairments

Significant restructuring charges and asset impairments are as follows:

In September 1999, Sony discontinued its engineering, sales, and marketing operations for the cellular phone business in North America and focused its effort on the research and development of next-generation telecommunications technology. As a result, Sony recorded a one-time expense totaling ¥9,646 million in the year ended March 31, 2000 which is included in the Electronics segment. This charge consisted of facility closing costs of ¥7,420 million; machinery and equipment write-downs of ¥1,802 million and personnel related costs of ¥424 million. All reserves were fully utilized as of March 31, 2002.

In December 2000, Sony announced the shutdown of a CD and audio cassette manufacturing plant in the United States of America. As a result of this announcement, Sony recorded a one-time expense totaling ¥4,623 million in the year ended March 31, 2001 which is included in the Music segment. This charge consisted of facility closing costs of ¥1,001 million, building write-downs of ¥3,145 million and personnel related costs of ¥477 million. The remaining reserve balance as of March 31, 2002 was ¥72 million ($1 million).

For the year ended March 31, 2002, Sony undertook several restructuring activities including the implementation of a voluntary early retirement program. Significant restructuring charges and asset impairments incurred from these restructuring activities are as follows:

Sony recorded restructuring charges totaling ¥19,639 million ($148 million) on the abandonment of certain manufacturing equipment for computer display CRTs reflecting the severe decline in demand. These charges are included in the Electronics segment and consisted of non-cash equipment write-downs of ¥6,261 million

($47 million), costs related to the buy-out and cancellation of operating leases totaling ¥11,264 million ($85 million) and other costs related to the disposal of equipment of ¥2,114 million ($16 million). The remaining reserve balance as of March 31, 2002 was ¥4,359 million ($33 million).

Aiwa Co., Ltd., a subsidiary in the Electronics segment, recorded charges totaling ¥25,484 million ($192 million) as a result of the implementation of restructuring activities including staff reductions and the rationalization of production facilities. These charges consisted of non-cash equipment write-downs of ¥10,244 million ($77 million), personnel related costs of ¥8,209 million ($62 million) and other costs including the devaluation of inventory and raw materials of ¥7,031 million ($53 million). The remaining reserve balance as of March 31, 2002 was ¥1,384 million ($10 million).

Sony recorded a restructuring charge totaling ¥22,930 million ($172 million) related to the staff reductions in the Electronics segment excluding Aiwa Co., Ltd.. These staff reductions were mainly achieved through the implementation of a voluntary early retirement program. The remaining reserve balance as of March 31, 2002 was ¥1,167 million ($9 million).

Sony recorded restructuring charges totaling ¥8,599 million ($65 million) associated with staff reductions and the rationalization of digital media initiatives and portfolio investments in the Music segment. These charges consisted of personnel related costs of ¥5,100 million ($38 million), non-cash asset write-downs of ¥787 million ($6 million), and other costs including lease termination costs of ¥2,712 million ($21 million). The remaining reserve balance as of March 31, 2002 was ¥5,097 million ($38 million).

Sony recorded restructuring charges totaling ¥8,452 million ($64 million) associated with the consolidation of television operations and the downsizing of the network television production business in the Pictures segment. These charges consisted of personnel related costs of ¥1,753 million ($13 million), non-cash asset write-downs of ¥1,767 million ($14 million), and other costs including costs relating to the buyout of term deal commitments of ¥4,932 million ($37 million). The remaining reserve balance as of March 31, 2002 was ¥5,128 million ($38 million).

20. Research and development costs and advertising costs

(1) Research and development costs:

Research and development costs charged to cost of sales for the years ended March 31, 2000, 2001 and 2002 were ¥394,479 million, ¥416,708 million and ¥433,214 million ($3,257 million), respectively.

(2) Advertising costs:

Advertising costs included in selling, general and administrative expenses for the years ended March 31, 2000, 2001 and 2002 were ¥293,303 million, ¥389,359 million and ¥401,960 million ($3,022 million), respectively.

As described in Note 2, advertising costs for the years ended March 31, 2001 and 2002 included those for theatrical and television product. Previously, advertising costs for theatrical and television product were capitalized into film inventory and amortized in cost of sales.

21. Gain on issuances of stock by equity investees

In August 2000, Monex Inc., which provides on-line security trading services, issued 150,000 shares valued at ¥6,278 million in connection with its initial public offering. As a result of this issuance, Sony recorded a gain of ¥1,900 million. Sony provided deferred taxes on this gain. This issuance reduced Sony's ownership interest from 36.6% to 32.8%.

In August 2000, Crosswave Communications Inc., which provides high-capacity/high-speed network services, issued 101,960 shares valued at ¥28,958 million in connection with its initial public offering. As a result of this issuance, Sony recorded a gain of ¥6,406 million. Sony provided deferred taxes on this gain. This issuance reduced Sony's ownership interest from 30.0% to 23.9%.

In October 2000, SKY Perfect Communications Inc., which provides satellite broadcasting services, issued 400,000 shares valued at ¥121,600 million in connection with its initial public offering. In connection with this issuance, Sony recorded a gain of ¥9,551 million. Sony provided deferred taxes on this gain. This issuance reduced Sony's ownership interest from 9.9% to 8.1%. As a result of this transaction, SKY Perfect Communications Inc. is no longer accounted for under the equity method, as Sony no longer has significant influence.

22. Income taxes

Income before income taxes and income tax expense comprise the following:

	Yen in millions			Dollars in millions
	Year ended March 31			Year ended March 31,
	2000	2001	2002	2002
Income (loss) before income taxes:				
Sony Corporation and subsidiaries in Japan	¥70,892	¥158,987	¥(5,103)	$(38)
Foreign subsidiaries	193,418	106,881	97,878	736
	¥264,310	¥265,868	¥92,775	$698
Income taxes - Current:				
Sony Corporation and subsidiaries in Japan	¥59,239	¥89,708	¥55,641	$418
Foreign subsidiaries	61,564	31,405	59,289	446
	¥120,803	¥121,113	¥114,930	$864
Income taxes - Deferred:				
Sony Corporation and subsidiaries in Japan	¥(17,977)	¥(106)	¥(46,082)	$(346)
Foreign subsidiaries	(8,182)	(5,473)	(3,637)	(28)
	¥(26,159)	¥(5,579)	¥(49,719)	$(374)

Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	Year ended March 31		
	2000	2001	2002
Statutory tax rate	42.0%	42.0%	42.0%
Increase (reduction) in taxes resulting from:			
Income tax credits	(1.3)	(1.7)	(2.1)
Change in valuation allowances	3.4	14.2	55.5
Decrease in deferred tax liabilities on undistributed earnings of foreign subsidiaries	(5.6)	(6.5)	(21.6)
Reversal of foreign tax reserves	-	-	(6.5)
Other	(2.7)	(4.5)	3.0
Effective income tax rate	35.8%	43.5%	70.3%

The significant components of deferred tax assets and liabilities are as follows:

	Yen in millions		Dollars in millions
	March 31		March 31,
	2001	2002	2002
Deferred tax assets:			
Operating loss carryforwards for tax purposes	¥90,014	¥155,979	$1,173
Accrued pension and severance costs	97,084	125,745	945
Warranty reserve and accrued expenses	68,619	59,979	451
Film costs	38,866	41,917	315
Inventory – intercompany profits and write-down	39,560	41,294	310
Accrued bonus	34,341	31,060	234
Future insurance policy benefits	18,317	28,552	215
Depreciations	15,069	19,067	143
Reserve for doubtful accounts	11,081	16,401	123
Other	119,955	150,377	1,131
Gross deferred tax assets	532,906	670,371	5,040
Less: Valuation allowance	(198,613)	(252,208)	(1,896)
Total deferred tax assets	334,293	418,163	3,144
Deferred tax liabilities:			
Insurance acquisition costs	(97,345)	(111,570)	(839)
Undistributed earnings of foreign subsidiaries	(68,941)	(72,713)	(547)
Intangible assets acquired through exchange offerings	(42,385)	(40,580)	(305)
Gain on securities contribution to employee retirement benefit trust	(29,967)	(29,313)	(220)
Unrealized gains on securities	(30,451)	(24,519)	(184)
Other	(53,428)	(52,137)	(392)
Gross deferred tax liabilities	(322,517)	(330,832)	(2,487)
Net deferred tax assets	¥11,776	¥87,331	$657

The valuation allowance mainly relates to deferred tax assets of consolidated subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance for the year ended March 31, 2000 was a decrease of ¥10,465 million, and for the years ended March 31, 2001 and 2002 were increases of ¥86,422 million and ¥53,595 million ($403 million), respectively. During the year ended March 31, 2002, approximately ¥31,700 million ($238 million) of tax benefits have been realized through utilization of operating loss carryforwards.

Net deferred tax assets are included in the consolidated balance sheets as follows:

	Yen in millions		Dollars in millions
	March 31		March 31,
	2001	2002	2002
Current assets – Deferred income taxes	¥141,473	¥134,299	$1,010
Other assets – Other	51,914	120,168	904
Current liabilities – Other	(6,463)	(7,563)	(57)
Long-term liabilities – Deferred income taxes	(175,148)	(159,573)	(1,200)
Net deferred tax assets	¥11,776	¥87,331	$657

At March 31, 2002, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries not expected to be remitted in the foreseeable future totaling ¥647,067 million ($4,865 million), and on the gain of ¥61,544 million on a subsidiary's sale of stock arising from the issuance of common stock of Sony Music Entertainment (Japan) Inc. in a public offering to third parties in November 1991, as Sony does not anticipate any significant tax consequences on possible future disposition of its investment based on its tax planning strategies. The unrecognized deferred tax liabilities as of March 31, 2002 for such temporary differences amounted to ¥144,088 million ($1,083 million).

Operating loss carryforwards for tax purposes of Sony Corporation and its consolidated subsidiaries at March 31, 2002 amounted to ¥425,619 million ($3,200 million) and are available as an offset against future taxable income. Approximately ¥73,400 million ($552 million) of these operating loss carryforwards result from temporary differences which were acquired in various corporate stock acquisitions and any tax benefit derived therefrom, when realized, will be allocated to goodwill rather than the income tax provision. These carryforwards, except for ¥76,566 million ($576 million) with no expiration period, expire at various dates primarily up to 10 years. Realization is dependent on such companies generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets, less valuation allowance, will be realized. The amount of such net deferred tax assets considered realizable, however, could be changed in the near term if estimates of future taxable income during the carryforward period are changed.

23. Reconciliation of the differences between basic and diluted net income per share ("EPS")

(1) Net income allocated to each class of stock:

	Year ended March 31			Year ended March 31,
	2000	2001	2002	2002
	Yen in millions			Dollars in millions
Net income allocated to common stock	¥121,835	¥16,754	¥15,359	$115
Net income allocated to subsidiary tracking stock	–	–	(49)	(0)
	¥121,835	¥16,754	¥15,310	$115

(2) EPS attributable to common stock:

Basic and diluted EPS as well as the number of shares in the following table have been adjusted to reflect the two-for-one stock split that was completed on May 19, 2000. Reconciliation of the differences between basic and diluted EPS for the years ended March 31, 2000, 2001 and 2002 is as follows:

	Year ended March 31			Year ended March 31,
	2000	2001	2002	2002
	Yen in millions			Dollars in millions
Income before cumulative effect of accounting changes allocated to common stock	¥121,835	¥121,227	¥9,381	$70
Effect of dilutive securities:				
Convertible bonds	2,537	2,417	–	–
Income before cumulative effect of accounting changes allocated to common stock for diluted EPS computation	¥124,372	¥123,644	¥9,381	$70
	Thousands of shares			
Weighted-average shares	842,679	913,932	918,462	
Effect of dilutive securities:				
Warrants	500	472	108	
Convertible bonds	101,174	79,830	2,664	
Weighted-average shares for diluted EPS computation	944,353	994,234	921,234	
	Yen			Dollars
Basic EPS	¥144.58	¥132.64	¥10.21	$0.08
Diluted EPS	¥131.70	¥124.36	¥10.18	$0.08

In accordance with FAS No. 128, "Earnings per Share", the computation of diluted EPS for the fiscal years ended March 31, 2001 and 2002 uses the same weighted-average shares used for the computation of

diluted income before cumulative effect of accounting changes per share, and reflects the effect of assumed conversion of convertible bonds in diluted net income.

For the year ended March 31, 2002, 75,201 thousand shares of potential common stock upon the conversion of convertible bonds were excluded from the computation of diluted EPS due to their antidilutive effect.

Potential common stock upon the exercise of warrants, which were excluded from the computation of diluted EPS due to their antidilutive effect, were 1,108 thousand shares, 1,329 thousand shares, and 2,665 thousand shares for the years ended March 31, 2000, 2001 and 2002, respectively.

Warrants of subsidiary tracking stock for the fiscal year ended March 31, 2002 and stock option issued by an affiliated company for the years ended March 31, 2000, 2001 and 2002, which has potentially dilutive effect by decreasing net income allocated to common stock, were excluded from the computation of diluted EPS due to their antidilutive effect.

(3) EPS attributable to subsidiary tracking stock:

Weighted-average shares used for computation of EPS attributable to subsidiary tracking stock for the year ended March 31, 2002 is 3,072 thousand shares. There were no potentially dilutive securities for EPS of subsidiary tracking stock outstanding at March 31, 2002.

24. Commitments and contingent liabilities

Commitments outstanding at March 31, 2002 for the purchase of property, plant and equipment and other assets amounted to ¥167,340 million ($1,258 million).

Certain subsidiaries in the music business have entered into long-term contracts with recording artists and companies for the production and/or distribution of prerecorded music and videos. These contracts cover various periods mainly through March 31, 2005. As of March 31, 2002, these subsidiaries were committed to make payments under such long-term contracts of ¥60,153 million ($452 million).

A subsidiary in the picture business entered into a distribution agreement with a third party to distribute at minimum 36 feature length films produced or acquired by the third party through May 25, 2007 in certain markets and territories. The subsidiary has the right to distribute the films for 15 years from the initial theatrical release of the film. On delivery of each film, the subsidiary must advance to the third party 42.5% of the production cost, as defined in the distribution agreement. In addition, the subsidiary is responsible for all distribution and marketing expenses. The third party is limited to three of the 36 films with a production cost greater than $100 million. As of March 31, 2002, the remaining commitment under this distribution agreement is 30 films, of which 2 can have a production cost greater than $100 million.

Contingent liabilities for guarantees given in the ordinary course of business and for employee loans amounted to ¥136,693 million ($1,028 million) at March 31, 2002.

Sony Corporation and certain of its subsidiaries are defendants in several pending lawsuits. However, based upon the information currently available to both Sony and its legal counsel, management of Sony

believes that damages from such lawsuits, if any, would not have a material effect on Sony's consolidated financial statements.

25. Business segment information

Effective for the year ended March 31, 2002, Sony has partly changed its business segment configuration as described below.

Sony has newly established the "Financial Services" segment instead of the former "Insurance" segment due to the establishment of Sony Bank Inc. The "Financial Services" segment includes subsidiaries which were previously included in the former "Insurance" segment, and Sony Bank Inc. which started operations in June 2001. It also includes Sony Finance International, Inc., which is a subsidiary focused on leasing and credit financing business and has been moved from the "Other" segment to the "Financial Services" segment.

Sony Communication Network Corporation, which is a subsidiary focused on Internet-related services business, has been moved from the "Electronics" segment to the "Other" segment, because it is now managed independently of the Electronics business due to the issuance of tracking stock. Sony Trading International Corporation, which is a subsidiary focused on parts trading service business within the Sony group, has been moved from the "Other" segment to the "Electronics" segment due to a change of its business scope.

As a result, business segment information for the years ended March 31, 2000 and 2001 have been restated to conform to the presentation for the year ended March 31, 2002.

The Electronics segment designs, develops, manufactures and distributes audio-visual, informational and communicative equipment, instruments and devices throughout the world. The Game segment designs, develops and sells PlayStation game consoles and related software mainly in Japan, the United States of America and Europe, manufactures semiconductors used in the game consoles in Japan, and licenses to third party software developers. The Music segment is mainly engaged worldwide in the development, production, manufacture, and distribution of recorded music, in all commercial formats and musical genres. The Pictures segment develops, produces and manufactures image-based software, including film, video, and television mainly in the United States of America, and markets, distributes and broadcasts in the worldwide market. The Financial Services segment represents the insurance-related underwriting business, primarily individual life insurance and non-life insurance businesses in the Japanese market, leasing and credit financing businesses and bank business in Japan. The Other segment consists of various operating activities, primarily including a business focused on Internet-related services business, advertising agency business in Japan, and location-based entertainment businesses in Japan and the United States of America. Sony's products and services are generally unique to a single operating segment.

The operating segments reported below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

Business segments -

Sales and operating revenue:

	Yen in millions			Dollars in millions
	Year ended March 31			Year ended March 31,
	2000	2001	2002	2002
Sales and operating revenue:				
Electronics -				
Customers	¥4,397,202	¥4,999,428	¥4,793,039	$36,038
Intersegment	273,800	473,966	517,407	3,890
Total	4,671,002	5,473,394	5,310,446	39,928
Game -				
Customers	630,662	646,147	986,529	7,418
Intersegment	24,074	14,769	17,185	129
Total	654,736	660,916	1,003,714	7,547
Music -				
Customers	665,047	571,003	588,191	4,422
Intersegment	41,837	41,110	54,649	411
Total	706,884	612,113	642,840	4,833
Pictures -				
Customers	494,332	555,227	635,841	4,781
Intersegment	394	0	0	0
Total	494,726	555,227	635,841	4,781
Financial Services -				
Customers	412,988	447,147	483,313	3,634
Intersegment	25,774	31,677	28,932	218
Total	438,762	478,824	512,245	3,852
Other -				
Customers	86,430	95,872	91,345	686
Intersegment	55,132	60,526	55,042	414
Total	141,562	156,398	146,387	1,100
Elimination	(421,011)	(622,048)	(673,215)	(5,062)
Consolidated total	¥6,686,661	¥7,314,824	¥7,578,258	$56,979

Electronics intersegment amounts primarily consist of transactions with the Game business. Music intersegment amounts primarily consist of transactions with the Game and Pictures businesses. Other intersegment amounts primarily consist of transactions with the Electronics business.

Segment profit or loss:

	Yen in millions			Dollars in millions
	Year ended March 31			Year ended March 31,
	2000	2001	2002	2002
Operating income (loss):				
Electronics	¥98,573	¥247,083	¥(8,237)	$(62)
Game	76,935	(51,118)	82,915	623
Music	28,293	20,502	20,175	152
Pictures	35,920	4,315	31,266	235
Financial Services	23,309	17,432	22,134	166
Other	(9,648)	(9,374)	(8,584)	(64)
Total	253,382	228,840	139,669	1,050
Elimination	10,520	13,503	16,207	122
Unallocated amounts:				
Corporate expenses	(40,698)	(16,997)	(21,245)	(160)
Consolidated operating income	223,204	225,346	134,631	1,012
Other income	146,299	167,654	96,328	724
Other expenses	(105,193)	(127,132)	(138,184)	(1,038)
Consolidated income before income taxes	¥264,310	¥265,868	¥92,775	$698

Operating income is sales and operating revenue less costs and operating expenses. Unallocated corporate expenses include stock-based compensation expenses (Note 18).

Assets:

	Yen in millions			Dollars in millions
	March 31			March 31,
	2000	2001	2002	2002
Total assets:				
Electronics	¥3,067,835	¥3,524,209	¥3,245,009	$24,399
Game	446,085	690,737	722,021	5,429
Music	742,678	747,360	739,283	5,558
Pictures	807,033	887,806	960,266	7,220
Financial Services	1,668,789	2,074,234	2,496,052	18,767
Other	151,079	207,947	177,903	1,338
Total	6,883,499	8,132,293	8,340,534	62,711
Elimination	(229,500)	(432,376)	(260,638)	(1,960)
Corporate assets	153,198	128,049	105,899	796
Consolidated total	¥6,807,197	¥7,827,966	¥8,185,795	$61,547

Unallocated corporate assets consist primarily of cash and cash equivalents and marketable securities maintained for general corporate purposes.

Other significant items:

	Yen in millions			Dollars in millions
	Year ended March 31			Year ended March 31,
	2000	2001	2002	2002
Depreciation and amortization:				
Electronics	¥212,097	¥212,728	¥215,128	$1,618
Game	13,414	37,497	49,655	373
Music	32,807	34,648	34,835	262
Pictures	10,599	11,853	10,619	80
Financial Services, including deferred insurance acquisition costs	30,316	44,995	37,227	280
Other	4,227	4,542	4,728	35
Total	303,460	346,263	352,192	2,648
Corporate	3,045	2,005	1,943	15
Consolidated total	¥306,505	¥348,268	¥354,135	$2,663
Capital expenditures for segment assets:				
Electronics	¥227,079	¥285,385	¥222,991	$1,677
Game	118,960	108,168	47,822	360
Music	24,644	37,776	21,535	162
Pictures	11,947	11,020	11,501	86
Financial Services	43,332	9,341	16,023	120
Other	7,691	11,829	3,578	27
Total	433,653	463,519	323,450	2,432
Corporate	2,234	1,690	3,284	25
Consolidated total	¥435,887	¥465,209	¥326,734	$2,457

The capital expenditures in the above table represent the additions to fixed assets of each segment.

The following table is a breakdown of Electronics sales and operating revenue to external customers by product category. The Electronics business is managed as a single operating segment by Sony's management. Effective for the year ended March 31, 2002, Sony has partly changed its product category configuration. Accordingly, sales and operating revenue for the years ended March 31, 2000 and 2001 have been restated to conform to the presentation for the year ended March 31, 2002.

	Yen in millions			Dollars in millions
	Year ended March 31			Year ended March 31,
	2000	2001	2002	2002
Audio	¥733,431	¥756,393	¥747,469	$5,620
Video	665,429	791,465	806,401	6,063
Televisions	636,213	703,698	747,877	5,623
Information and Communications	1,031,661	1,322,818	1,227,685	9,231
Semiconductors	164,196	237,668	182,276	1,371
Components	568,387	612,520	572,465	4,304
Other	597,885	574,866	508,866	3,826
Total	¥4,397,202	¥4,999,428	¥4,793,039	$36,038

Geographic information -

Sales and operating revenue which are attributed to countries based on location of customers and long-lived assets for the years ended March 31, 2000, 2001 and 2002 are as follows:

	Yen in millions			Dollars in millions
	Year ended March 31			Year ended March 31,
	2000	2001	2002	2002
Sales and operating revenue:				
Japan	¥2,121,249	¥2,400,777	¥2,248,115	$16,903
U.S.A.	2,027,129	2,179,833	2,461,523	18,508
Europe	1,470,447	1,473,780	1,609,111	12,098
Other	1,067,836	1,260,434	1,259,509	9,470
Total	¥6,686,661	¥7,314,824	¥7,578,258	$56,979

	Yen in millions			Dollars in millions
	March 31			March 31,
	2000	2001	2002	2002
Long-lived assets:				
Japan	¥1,321,357	¥1,433,038	¥1,462,709	$10,998
U.S.A.	614,294	766,148	812,309	6,107
Europe	162,019	188,174	156,560	1,177
Other	131,785	160,249	174,070	1,309
Total	¥2,229,455	¥2,547,609	¥2,605,648	$19,591

There are not any individually material countries with respect to the sales and operating revenue and long-lived assets included in Europe and Other areas.

Transfers between reportable business or geographic segments are made at arms-length prices.

There are no sales and operating revenue with a single major external customer for the years ended March 31, 2000, 2001 and 2002.

The following information shows sales and operating revenue and operating income by geographic origin for the years ended March 31, 2000, 2001 and 2002. In addition to the disclosure requirements under FAS No. 131, Sony discloses this supplemental information in accordance with disclosure requirements of the Japanese Securities and Exchange Law, to which Sony, as a Japanese public company, is subject.

	Yen in millions			Dollars in millions
	Year ended March 31			Year ended March 31,
	2000	2001	2002	2002
Sales and operating revenue:				
Japan -				
Customers	¥2,560,839	¥2,753,063	¥2,498,641	$18,787
Intersegment	1,837,048	2,322,037	2,312,718	17,389
Total	4,397,887	5,075,100	4,811,359	36,176
U.S.A. -				
Customers	2,082,505	2,315,985	2,637,861	19,833
Intersegment	170,889	184,581	184,966	1,391
Total	2,253,394	2,500,566	2,822,827	21,224
Europe -				
Customers	1,302,917	1,305,013	1,440,281	10,829
Intersegment	48,751	48,991	91,329	687
Total	1,351,668	1,354,004	1,531,610	11,516
Other -				
Customers	740,400	940,763	1,001,475	7,530
Intersegment	718,321	852,648	853,324	6,416
Total	1,458,721	1,793,411	1,854,799	13,946
Elimination	(2,775,009)	(3,408,257)	(3,442,337)	(25,883)
Consolidated total	¥6,686,661	¥7,314,824	¥7,578,258	$56,979
Operating income:				
Japan	¥84,630	¥155,674	¥36,188	$272
U.S.A.	97,295	23,131	30,704	230
Europe	51,218	11,641	24,460	184
Other	73,249	71,059	76,061	572
Corporate and elimination	(83,188)	(36,159)	(32,782)	(246)
Consolidated total	¥223,204	¥225,346	¥134,631	$1,012

Report of Independent Accountants

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Kasumigaseki Bldg., 32nd Floor
3-2-5, Kasumigaseki, Chiyoda-ku
Tokyo 100-6088, Japan

To the Stockholders and Board of Directors of
Sony Corporation (Sony Kabushiki Kaisha)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and changes in stockholders' equity present fairly, in all material respects, the financial position of Sony Corporation and its consolidated subsidiaries at March 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of film accounting in the year ended March 31, 2001, and its methods of accounting for derivative instruments and hedging activities and for goodwill and other intangible assets in the year ended March 31, 2002.

PricewaterhouseCoopers

April 25, 2002

Management

As of April 25, 2002

Directors

Norio Ohga	*(Born: January 29, 1930)*
1959	Entered Sony Corporation
1964	Director, Sony Corporation
1970	President and Representative Director, CBS/Sony Records Corporation (later renamed Sony Music Entertainment (Japan) Inc.)
1982	President and Representative Director, Chief Operating Officer, Sony Corporation
1988	Chairman, Sony USA, Inc.
1989	President and Representative Director, Chief Executive Officer, Sony Corporation
1995	Chairman and Representative Director, Sony Corporation
2000 to present	**Chairman of the Board, Sony Corporation**
Nobuyuki Idei	(Born: November 22, 1937)
1960	Entered Sony Corporation
1979	General Manager, Audio Division, Audio Group, Sony Corporation
1988	Senior General Manager, Home Video Group, Sony Corporation
1989	Director, Sony Corporation
1990	Senior General Manager, Advertising & Marketing Communication Strategy Group, Sony Corporation
1994	Senior General Manager, Creative Communication Division, Sony Corporation
1995	President and Representative Director, Chief Operating Officer, Sony Corporation
1999	President and Representative Director, Chief Executive Officer, Sony Corporation
1999 to present	Director, General Motors Corporation, U.S.A.
2000 to present	**Chairman and Chief Executive Officer, Representative Director, Sony Corporation**
2001 to present	Director, Nestle S.A., Switzerland
Kunitake Ando	(Born: January 1, 1942)
1969	Entered Sony Corporation
1979	Managing Director, Sony Prudential Life Insurance Co., Ltd. (later renamed Sony Life Insurance Co., Ltd.)
1985	Deputy President, Sony Prudential Life Insurance Co., Ltd. (later renamed Sony Life Insurance Co., Ltd.)
1990	President & COO, Sony Engineering and Manufacturing of America
1994	Director, Sony Corporation
1996	President, Information Technology Company, Sony Corporation
1999	President & COO, Personal IT Network Company, Sony Corporation
2000 to present	**President and Chief Operating Officer, Representative Director, Sony Corporation**
Teruhisa Tokunaka	(Born: August 9, 1945)
1969	Entered Sony Corporation
1989	Deputy Senior General Manager, Corporate Strategy Group, Sony Corporation
1993	Executive Deputy President, Sony Computer Entertainment Inc.
1995	President, Sony Computer Entertainment Inc.
1999	Senior Managing Director and Chief Financial Officer, Sony Corporation
2000 to present	**Executive Deputy President and Chief Financial Officer, Representative Director, Sony Corporation**
Minoru Morio	(Born: May 20, 1939)
1963	Entered Sony Corporation
1988	Senior General Manager, Personal Video Systems Group, Sony Corporation
1988	Director, Sony Corporation
1990	Senior General Manager, Home Video Group, Sony Corporation
1993	Executive Deputy President, Sony Corporation
1994	President, Consumer A&V Products Company, Sony Corporation
2000 to present	**Vice Chairman, Director, Sony Corporation**
2001 to present	Director, Applied Materials, Inc., U.S.A.
2001 to present	**Chairman, Sony EMCS Corporation**
2001 to present	Director, Oki Electric Industry Co., Ltd.
Teruo Masaki	(Born: August 7, 1943)
1971	Entered Sony Corporation
1987	General Manager, Legal Division, Sony Corporation
1992	Deputy Senior General Manager, Legal and Intellectual Property Group, Sony Corporation
1997	Executive Vice President, Sony Corporation of America
1999	Senior Managing Director, Sony Corporation
2000 to present	**Corporate Senior Executive Vice President, Director, Sony Corporation**
Howard Stringer	(Born: February, 19, 1942)
1986	President, CBS News, U.S.A.
1988	President, CBS Broadcast Group, CBS Inc., U.S.A.
1995	Chairman and CEO, TELE-TV, U.S.A.
1997	President, Sony Corporation of America
1998 to present	**Chairman, Sony Electronics Inc.**
1998	Chairman, Sony Pictures Entertainment Inc.
1998 to present	**Chairman and Chief Executive Officer, Sony Corporation of America**
1999 to present	**Director, Sony Corporation**
2000 to present	**President, Sony Broadband Entertainment Inc.**

(Continued on following page.)

Ken Kutaragi	(Born: August 2, 1950)
1975	Entered Sony Corporation
1991	Manager, PS Project, Video Disc Player Group, Sony Corporation
1993	Senior Director, Sony Computer Entertainment Inc.
1999	Executive President, Sony Computer Entertainment Inc.
2000 to present	**Director, Sony Corporation**
2001 to present	**President & CEO, Sony Computer Entertainment Inc.**
Peter G. Peterson	(Born: June 5, 1926)
1963	Chairman and CEO, Bell & Howell Corporation, U.S.A.
1971	Assistant to the President of the U.S. for International Economic Affairs
1972	Secretary of Commerce of the U.S.
1973	Chairman and CEO of Lehman Brothers Inc.
1985 to present	Chairman of The Blackstone Group
1991 to present	**Director, Sony Corporation**
Kenichi Suematsu	(Born: March 2, 1926)
1976	Director, The Mitsui Bank, Ltd.
1988	President, The Mitsui Bank, Ltd.
1990	President, The Mitsui Taiyo Kobe Bank, Ltd.
1992	President, The Sakura Bank, Ltd.
1994	Chairman, The Sakura Bank, Ltd.
1997 to present	**Director, Sony Corporation**
2001 to present	Advisor, Sumitomo Mitsui Banking Corporation
Iwao Nakatani	(Born: January 22, 1942)
1973	Received Ph.D. in Economics from Harvard University
1984	Professor, Faculty of Economics, Osaka University
1991	Professor, Faculty of Commerce, Hitotsubashi University, Tokyo
1999 to present	**Director, Sony Corporation**
1999	Professor, School of Management and Information Sciences, Tama University
2000 to present	Director of Research, SRIC Corporation (later renamed UFJ Institute Ltd.)
2001 to present	President, Tama University
Göran Lindahl	(Born: April 28, 1945)
1983	President, ASEA Transformers AB, Sweden
1985	President, ASEA Transmission AB, Sweden
1997	President and Chief Executive Officer, Asea Brown Boveri Ltd., Switzerland
1999	Director, LM Ericsson Telephone Co., Sweden
1999 to present	Director, E.I. DuPont de Nemours, U.S.A.
2001 to present	**Director, Sony Corporation**
2001 to present	Director, Anglo American plc, U.K.

Statutory Auditors

Akihisa Ohnishi	(Born: March 10, 1937)
1961	Entered Sony Corporation
1977	Managing Director, Hispano Sony S.A.
1988	Senior General Manager, Accounting Group, Sony Corporation
1989	Director, Sony Corporation
1989	Senior General Manager, Corporate Planning Group, Sony Corporation (concurrent with prior position)
1993 to present	**Standing Statutory Auditor, Sony Corporation**
Takashi Hayashi	(Born: November 1, 1944)
1967	Entered Sony Corporation
1988	Managing Director, Sony TV Video (Malaysia) Sdn. Bhd.
1991	Managing Director, Bridgend Plant, Sony (U.K.) Ltd.
1996	President, Sony Ichinomiya Inc.
1999 to present	**Standing Statutory Auditor, Sony Corporation**
Takafumi Abe	(Born: July 20, 1938)
1986	General Manager, Singapore Branch, The Mitsui Bank, Ltd.
1989	Director, The Mitsui Bank, Limited
1992	Managing Director, and General Manager, New York Branch, The Sakura Bank, Ltd.
1996	Counsellor, The Sakura Bank, Ltd.
1997	President, Sakura Asset Management Co., Ltd.
1997	President, Sakura Investment Management Co., Ltd.
2000 to present	**Standing Statutory Auditor, Sony Corporation**
Masasuke Ohmori	(Born: May 11, 1937)
1978	Manager, Civil Affairs Bureau of the Ministry of Justice/Prosecutor
1982	Counselor, Civil Affairs Bureau of the Ministry of Justice/Prosecutor
1983	Counselor, The Law Branch of the Cabinet
1992	Deputy Director-General, The Law branch of the Cabinet
1996	Director-General, The Law branch of the Cabinet
2000	Guest Professor, Department of Law, Waseda University
2001 to present	**Statutory Auditor, Sony Corporation**

Excluding certain cases, company names indicated are as of the specified date.

Investor Information

■ Sony Corporation
7-35, Kitashinagawa 6-chome, Shinagawa-ku,
Tokyo 141-0001, Japan
Phone: 03-5448-2111
Facsimile: 03-5448-2244

■ Investor Relations Offices
If you have any questions or would like a copy of our Form 20-F filed with the U.S. Securities and Exchange Commission or our Annual Report to shareholders, please direct your request to:

Japan
Sony Corporation
Investor Relations
7-35, Kitashinagawa 6-chome, Shinagawa-ku,
Tokyo 141-0001
Phone: 03-5448-2180
Facsimile: 03-5448-2183

U.S.A.
Sony Corporation of America
Investor Relations
550 Madison Avenue, 27th Floor,
New York, NY 10022-3211
Phone: - U.S. and Canada
800- 556-3411
- International
402-573-9867
Facsimile: 212-833-6938

U.K.
Sony Global Treasury Services Plc.
Investor Relations
St. Helens, 1 Undershaft, London EC3A 8NP
Phone: 020-7426-8606
Facsimile: 020-7426-8677

■ Sony on the Internet
Sony's Investor Relations Home Pages on the World Wide Web offer a wealth of corporate information, including the latest annual report and financial results.
http://www.sony.co.jp/en/SonyInfo/IR/

■ Ordinary General Meeting of Shareholders
The Ordinary General Meeting of Shareholders will be held in June in Tokyo.

■ Independent Accountants
PricewaterhouseCoopers
Tokyo, Japan

■ Depositary, Transfer Agent, and Registrar for American Depositary Receipts
JPMorgan Chase Bank
270 Park Avenue
New York, NY 10017-2070

Contact Address
JPMorgan Service Center
JPMorgan Chase Bank
P.O. Box 43013
Providence, RI 02940-3013
Phone: - U.S.
800-360-4522
- International
781-575-4328

■ Co-Transfer and Co-Registrar Agent
CIBC Mellon Trust Company
2001 University Street, 16th Floor,
Montreal, Quebec, H3A 2A6, Canada
Phone: 514-285-3600

■ Transfer Agent of Common Shares Handling Office
UFJ Trust Bank
Corporate Agency Department
10-11, Higashisuna 7-chome, Koto-ku,
Tokyo 137-8081, Japan
Phone: 03-5683-5111

■ Overseas Stock Exchange Listings
New York, Pacific, Chicago, Toronto, London, Paris, Frankfurt, Düsseldorf, Brussels, Vienna, and Swiss stock exchanges

■ Japanese Stock Exchange Listings
Tokyo, Osaka, Nagoya, Fukuoka, and Sapporo stock exchanges

■ Number of Shareholders
(As of March 31, 2002)
725,124

■ Social & Environmental Report
If you would like a copy of the above report, please direct your request to:
Sony Corporation
Corporate Environmental Affairs
Phone: 03-5448-3533
Facsimile: 03-5448-7838
This report is also available on the World Wide Web. Sony's environmental showroom, "Sony Eco Plaza," can also be visited at the same URL.
http://www.world.sony.com/eco

Sony Corporation
7-35, Kitashinagawa 6-chome,
Shinagawa-ku, Tokyo 141-0001, Japan

Printed in Japan

May 29, 2002

Sony Corporation
Corporate Communications

Concerning Cooperation between Sony and Fujitsu in Internet Related Business

Since last year, Sony Corporation has been engaged in discussions with Fujitsu Limited concerning possible cooperation in the field of internet-related business. However, we wish to announce today that we have mutually agreed to discontinue these discussions.

Inquiries
Corporate Communications
Sony Corporation
Tel: 03-5448-2200

SONY CORPORATION

Notice of the Ordinary General Meeting of Shareholders to be held on June 20, 2002

To the Registered Holders of American Depositary Receipts / European Depositary Receipts representing Common Stock of Sony Corporation:

The undersigned Depositary has received a notice that Sony Corporation has called an Ordinary General Meeting of Shareholders to be held in Tokyo, Japan on June 20, 2002 (this "Meeting") for the following purposes:

MATTERS TO BE REPORTED:

Reports on the business report, non-consolidated balance sheet and statement of income (on a parent company basis) for the fiscal year ended March 31, 2002 (from April 1, 2001 to March 31, 2002) pursuant to the Commercial Code and the Law Concerning Special Measures to the Commercial Code with Respect to Auditing, etc. of Joint Stock Corporations (the "Commercial Code Special Measures Law").

PROPOSALS TO BE ACTED UPON:

< CORPORATION'S PROPOSALS (PROPOSALS 1 to 8) >

1. To approve the proposed appropriation of non-consolidated net profit for the fiscal year ended March 31, 2002 (from April 1, 2001 to March 31, 2002).
2. To purchase its own shares.
3. To amend a part of the Articles of Incorporation.
4. To elect 11 Directors.
5. To elect 1 Statutory Auditor.
6. To grant retirement allowances to retiring Directors and a retiring Statutory Auditor.
7. To issue Common Stock Acquisition Rights for the purpose of granting stock options.
8. To issue Subsidiary Tracking Stock Acquisition Rights for the purpose of granting stock options.

< SHAREHOLDER'S PROPOSALS (PROPOSALS 9 and 10) >

9. To amend the Articles of Incorporation with respect to disclosure to shareholders of the remuneration and/or retirement allowances, etc. paid, given or granted or to be paid, given or granted to each of the Directors and Statutory Auditors. (Part 1)
10. To amend the Articles of Incorporation with respect to the proposal for election of Directors, based upon the fundamental principles underlying the Basic Law for a Gender-equal Society. (Part 2)

EXPLANATION OF THE SUBJECT MATTERS OF THIS MEETING

MATTERS TO BE REPORTED:

Reports on the business report, non-consolidated balance sheet and statement of income (on a parent company basis) for the fiscal year ended March 31, 2002 (from April 1, 2001 to March 31, 2002).

NOTES:

1. The financial statements for the fiscal year ended March 31, 2002 have been audited and certified by the Accounting Auditors (certified public accountants) and the Statutory Auditors pursuant to the Commercial Code and the Commercial Code Special Measures Law.
2. Pursuant to the revised Regulations Concerning Corporate Financial Statements, fractions less than ¥1 million have been rounded downwards to the nearest million yen with respect to the following statements except for the PROPOSED APPROPRIATION OF NET PROFIT.

Non-consolidated Balance Sheets (on a parent company basis)

As of March 31

ASSETS

	(For Reference) 2002	2001
	(In millions of yen)	
Current assets	¥ **943,061**	¥ **1,064,755**
Cash and time deposits	27,817	58,925
Notes and accounts receivable, trade	443,720	479,570
Inventories	48,814	128,560
Other	424,899	400,109
Allowance for doubtful accounts	- 2,190	- 2,410
Fixed assets	**2,659,155**	**2,534,737**
(Property, plant and equipment)	**(222,229)**	**(236,293)**
Buildings	90,433	95,543
Machinery and equipment	52,862	48,241
Land	31,527	31,531
Other	47,406	60,976
(Intangible assets)	**(83,426)**	**(73,680)**
(Investments and other assets)	**(2,353,499)**	**(2,224,763)**
Investments in subsidiaries	2,037,662	1,955,056
Other	318,376	272,797
Allowance for doubtful accounts	- 2,540	- 3,090
Deferred assets	**52**	**45**
Total assets	**¥ 3,602,269**	**¥ 3,599,538**

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
	(In millions of yen)	
Current liabilities	**¥ 1,024,641**	¥ **1,020,228**
Notes and accounts payable, trade	375,927	370,179
Other	648,713	650,048
Long-term liabilities	**706,503**	**720,456**
Bonds	327,450	363,425
Convertible bonds	318,118	302,401
Accrued pension and severance cost for employees	58,650	50,029
Accrued severance indemnities for directors	1,996	1,979
Other	287	2,620
Total liabilities	**1,731,144**	**1,740,684**
Capital stock	**476,105**	**472,001**
Additional paid-in capital	**664,299**	**658,491**
Retained earnings	**730,949**	**728,084**
Unrealized losses on securities	**- 50**	
Unrealized gains on securities		**276**
Treasury stock, at cost	**- 180**	
Total stockholders' equity	**1,871,124**	**1,858,854**
Total liabilities and stockholders' equity	**¥ 3,602,269**	**¥ 3,599,538**

Non-consolidated Statements of Income (on a parent company basis)

For the year ended March 31

	(For Reference) 2002	2001
	(In millions of yen)	
Operating profit and loss		
Net sales	¥ 2,644,195	¥ 3,007,584
Cost of sales	2,317,238	2,573,010
Selling, general and administrative expenses	379,951	384,115
Operating loss	**52,994**	
Operating income		**50,458**
Non-operating profit and loss		
Non-operating profit		
Interest income and dividend received	86,319	14,666
Miscellaneous income	79,689	101,210
Non-operating loss		
Interest expenses	13,373	12,789
Miscellaneous expenses	105,764	72,042
Ordinary loss	**6,122**	
Ordinary income		**81,502**
Non-recurring loss, net		16,227
Loss before income taxes	**6,122**	
Income before income taxes		**65,274**
Income taxes		
Current	1,378	30,719
Deferred	- 37,136	- 10,447
Net income	**29,635**	**45,002**
Unappropriated retained earnings brought forward from previous year	28,325	27,954
Retirement of subsidiary stock	3,599	
Interim dividends	11,496	11,443
Legal reserve appropriated in respect of interim dividends	–	1,144
Unappropriated retained earnings as of the end of year	**¥ 42,866**	**¥ 60,369**

PROPOSALS TO BE ACTED UPON:

< CORPORATION'S PROPOSALS (PROPOSALS 1 to 8) >

1. To approve the proposed appropriation of non-consolidated net profit for the fiscal year ended March 31, 2002 (from April 1, 2001 to March 31, 2002).

With respect to the year-end cash dividends on shares of Common Stock for the fiscal year, the Corporation proposes paying ¥12.50 per share, which is equal to the amount per share of year-end cash dividends paid in the previous year. This payment, combined with the interim dividends of ¥12.50 per share paid in November 2001, will bring the total annual cash dividends for the fiscal year to ¥25 per share.

PROPOSED APPROPRIATION OF NET PROFIT

(on a parent company basis)

	(In yen)
Unappropriated retained earnings as of the end of year	¥ 42,866,020,388
Reversal of reserve for special depreciation	975,230,287
Reversal of reserve for deferral of capital gain reinvested into other assets	7,657,696
Total	43,848,908,371
To be appropriated to:	
Cash dividends on shares of Common Stock (¥12.50 per share)	11,496,425,013
Bonus to Directors	90,000,000
Reserve for deferral of capital gain reinvested into other assets	69,472,489
Unappropriated retained earnings carried forward to the next year	32,193,010,869

NOTES:

1. Interim dividends on shares of Common Stock aggregating ¥11,496,089,488 (¥12.50 per share) were paid on November 30, 2001 to the shareholders of record as of September 30, 2001.
2. With respect to the year-end cash dividends on shares of Subsidiary Tracking Stock, the Corporation does not propose paying such dividends as the subsidiary to which Subsidiary Tracking Stock links, Sony Communication Network Corporation ("SCN"), resolved at a meeting of its board of directors on February 19, 2002, that SCN did not propose paying dividends on its shares of Common Stock.

2. To purchase its own shares.

In order to continue to maintain the flexibility of purchase of its own shares to the extent of number of shares and total purchase price as granted prior to the amendments to the Commercial Code which had been achieved by the authorization by the Articles of Incorporation, pursuant to Article 210 of the Commercial Code, the Corporation proposes to purchase its own shares on the same scale as before in lieu of the authorization by the Articles of Incorporation which had been eliminated due to such amendments to the Commercial Code.

Details of authorization

(1) Period	Until the conclusion of the ordinary general meeting of shareholders to be held for the fiscal year ending March 31, 2003	
(2) Type of shares	*Shares of Common Stock and shares of Subsidiary Tracking Stock*	
(3) Number of shares	Common Stock:	Up to 90,000,000 shares
	Subsidiary Tracking Stock:	Up to 300,000 shares
(4) Total purchase price	Common Stock:	Up to 650 billion yen
	Subsidiary Tracking Stock:	Up to 1 billion yen

3. To amend a part of the Articles of Incorporation.

(1) The concept of par-value of shares and the "Law Concerning Special Measures to the Commercial Code Relating to Procedures for Retirement of Shares of Stock" were abolished, and the new unit of shares (*tangen-kabu*) system was established, by the enactment of the "Law Amending the Commercial Code and Other Related Laws" (Law No. 79 of 2001). In connection therewith, it is proposed that necessary amendments be made to the present Articles of Incorporation.

(2) Following the development of legislation including those introduction of stock acquisition rights and the digitalization of corporate documents pursuant to the enactment of the "Law Amending the Commercial Code and Other Related Laws" (Law No. 128 of 2001), it is proposed that necessary amendments be made to the present Articles of Incorporation.

(3) The term of office of Statutory Auditors was extended by the enactment of the "Law Amending the Commercial Code and the Law Concerning Special Measures to the Commercial Code with Respect to Auditing, etc. of Joint Stock Corporations" (Law No. 149 of 2001). In connection therewith, it is proposed that certain amendments be made to the present Articles of Incorporation. In addition, the limited liability system for directors and statutory auditors has become available following the above referenced amendments. In connection therewith, it is proposed that new provisions for that purpose be added to the Articles of Incorporation. For your information, Directors obtained the consent of all Statutory Auditors to establish new Article 20.

(4) The first issuance date of the shares of Subsidiary Tracking Stock was June 20, 2001. In connection therewith, it is proposed that necessary amendments be made to the present Articles of Incorporation concerning the shares of Subsidiary Tracking Stock.

(5) As a result of the addition of new Articles and the deletion of certain of the present Articles, it is proposed that certain Article numbers be renumbered. In addition, it is proposed that partial modifications of the descriptions be made to the present Articles of Incorporation.

Proposed amendments are set out below:

Deletion of present Article 6.

Reason for Amendment:

This Article be deleted following the abolishment of the concept of par-value of shares.

Before Amendment:

Article 6. (Shares to be Issued)

1. The Corporation may issue either par value shares or non-par value shares, or both.

2. The amount of each par value share to be issued by the Corporation shall be fifty yen (50 yen).

3. The Corporation may, by a resolution of the Board of Directors, convert par value shares to non-par value shares, or non-par value shares to par value shares.

After Amendment:

[Deleted entirety]

New Article 6.

Reason for Amendment:

This Article be amended to provide the number of shares constituting new one unit (*tangen*) applicable to all classes of shares of the Corporation following the establishment by law of new unit of shares (*tangen-kabu*) system. The number of shares (100 shares) is the same as that of the previous unit share (*tan-i kabu*) system.

Before Amendment:

Article 7. (Number of Shares Constituting One Unit (*tan-i*) of Stock)

The number of shares constituting one unit (*tan-i*) of stock shall be one hundred (100).

After Amendment:

Article 6. (Number of Shares Constituting One Unit (*tangen*) of Stock)

The number of all classes of shares constituting one unit (*tangen*) of stock shall be one hundred (100).

New Article 7.

Reason for Amendment:

This Article provides that the Corporation shall not issue share certificates of shares constituting less than one full unit of shares following the establishment by law of new unit of shares (*tangen-kabu*) system.

Before Amendment:

[New Article]

After Amendment:

Article 7. (Non-Issuance of Certificates for Shares Constituting Less Than One Full Unit)

The Corporation shall not issue any certificate for shares constituting less than one full unit (hereinafter referred to as "shares constituting less than one full unit").

Article 8.

Reason for Amendment:

This Article be amended to change the term "unit (*tan-i*)" to "unit (*tangen*)" following the establishment by law of new unit of shares (*tangen-kabu*) system and to make partial modifications of description to correspond to the digitalization of corporate documents.

Before Amendment:

Article 8. (Transfer Agent)

1. The Corporation shall appoint a transfer agent in respect to shares. The transfer agent and its handling office shall be decided in accordance with a resolution of the Board of Directors and the public notice thereof shall be given.

2. The Corporation's register of shareholders (including the register of beneficial shareholders; hereinafter the same interpretation being applicable) shall be kept at the handling office of the transfer agent. The Corporation shall cause the transfer agent to handle the business pertaining to shares, such as registration of transfers of shares, entry in the register of beneficial shareholders, and purchase of shares constituting less than one full unit (*tan-i*), etc. The Corporation itself shall not handle the above matters directly.

After Amendment:

Article 8. (Transfer Agent)

1. [Not amended]

2. The Corporation's register of shareholders (including the register of beneficial shareholders; hereinafter the same interpretation being applicable) shall be kept at the handling office of the transfer agent. The Corporation shall cause the transfer agent to handle the business pertaining to shares, such as registration of transfers of shares, entry (including digital entry; hereinafter the same interpretation being applicable) in the register of beneficial shareholders, and purchase of shares constituting less than one full unit (*tangen*), etc. The Corporation itself shall not handle the above matters directly.

Article 9.

Reason for Amendment:

This Article be amended to change the term "unit (*tan-i*)" to "unit (*tangen*)" following the establishment by law of new unit of shares (*tangen-kabu*) system.

Before Amendment:

Article 9. (Share Handling Regulations)

The business pertaining to shares of the Corporation, including denominations of share certificates, registration of transfers of shares, entry in the register of beneficial shareholders, and purchase of shares constituting less than one full unit (*tan-i*), etc. shall be governed by, in addition to these Articles of Incorporation, the Share Handling Regulations adopted by the Board of Directors.

After Amendment:

Article 9. (Share Handling Regulations)

The business pertaining to shares of the Corporation, including denominations of share certificates, registration of transfers of shares, entry in the register of beneficial shareholders, and purchase of shares constituting less than one full unit (*tangen*), etc. shall be governed by, in addition to these Articles of Incorporation, the Share Handling Regulations adopted by the Board of Directors.

Article 10-2.

Reason for Amendment:

This Article be amended to make necessary changes in the provisions concerning the Standard Ratio following the issuance of the shares of Subsidiary Tracking Stock.

Before Amendment:

Article 10-2. (Dividends for Shares of Subsidiary Tracking Stock)

1. [Omitted]

2. The amount of the Dividends for Subsidiary Tracking Stock to be paid for each accounting period of the Corporation pursuant to the preceding paragraph shall be the smaller of the amounts to be calculated pursuant to the methods prescribed in Items (1) and (2) below:

(1) The amount obtained by multiplying the amount of dividends per share of Subsidiary Shares included in the proposed appropriation of retained earnings for the accounting period of the Subsidiary ending on or prior to the last day of the relevant accounting period of the Corporation resolved by the Subsidiary's Board of Directors by the Standard Ratio (as defined below); provided, however, that if the amount of the Interim Dividends for Subsidiary Tracking Stock prescribed in Article 35, Paragraph 2 paid for such accounting period of the Corporation is less than the amount of the Interim Dividends for Subsidiary Tracking Stock calculated in accordance with the principal provisions of the same paragraph, the amount of such shortfall shall be added thereto. The "Standard Ratio" means the ratio obtained by dividing one (1) by the number of the shares of the Corporation's stock constituting one (1) unit at the time of the resolution approving the first issuance of the shares of Subsidiary Tracking Stock, which Ratio shall be subject to adjustments pursuant to Article 10-12.

[The rest of this Article being omitted]

After Amendment:

Article 10-2. (Dividends for Shares of Subsidiary Tracking Stock)

1. [Not amended]

2. The amount of the Dividends for Subsidiary Tracking Stock to be paid for each accounting period of the Corporation pursuant to the preceding paragraph shall be the smaller of the amounts to be calculated pursuant to the methods prescribed in Items (1) and (2) below:

(1) The amount obtained by multiplying the amount of dividends per share of Subsidiary Shares included in the proposed appropriation of retained earnings for the accounting period of the Subsidiary ending on or prior to the last day of the relevant accounting period of the Corporation resolved by the Subsidiary's Board of Directors by the Standard Ratio (as defined below); provided, however, that if the amount of the Interim Dividends for Subsidiary Tracking Stock prescribed in Article 35, Paragraph 2 paid for such accounting period of the Corporation is less than the amount of the Interim Dividends for Subsidiary Tracking Stock calculated in accordance with the principal provisions of the same paragraph, the amount of such shortfall shall be added thereto. The "Standard Ratio" is 0.01, which Ratio shall be subject to adjustments pursuant to Article 10-12.

[No amendment to the rest of this Article]

Article 10-7.

Reason for Amendment:

This Article be amended to make necessary changes in the provisions concerning the issuance date following the issuance of the shares of Subsidiary Tracking Stock.

Before Amendment:

Article 10-7. (Compulsory Retirement-Part1)

1. [Omitted]

2. (1) The "Termination Date" as used in this Article shall mean any date following the third anniversary of the initial issuance date of the shares of Subsidiary Tracking Stock and determined by the Corporation as such by a resolution of its Board of Directors.

(2) [Omitted]

After Amendment:

Article 10-7. (Compulsory Retirement-Part1)

1. [Not amended]

2. (1) The "Termination Date" as used in this Article shall mean any date following the third anniversary of June 20, 2001 and determined by the Corporation as such by a resolution of its Board of Directors.

(2) [Not amended]

Article 10-9.

Reason for Amendment:

This Article be amended (1) to delete the provisions regarding par value shares and non-par value shares following the abolishment of the concept of par-value of shares, and, following the amendments to the Commercial Code with respect to the disposition of fractional share, (2) to make partial modifications of the relevant description, and (3) to make necessary changes in the provisions concerning the issuance date following the issuance of the shares of Subsidiary Tracking Stock.

Before Amendment:

Article 10-9. (Compulsory Conversion)

1. On the Compulsory Conversion Date prescribed in this Article, each share of the Subsidiary Tracking Stock shall be converted into par value shares of common stock of the Corporation (if the Corporation determines after the issuance of shares of Subsidiary Tracking Stock that the shares to be issued upon conversion of the shares of Subsidiary Tracking Stock shall be the non-par value shares of common stock, non-par value shares of common stock of the Corporation) in the number obtained by dividing the number obtained by multiplying the Standard Market Price of the shares of Subsidiary Tracking Stock prescribed in this Article by 1.1 by the Standard Market Price of the shares of common stock of the Corporation prescribed in this Article (such number shall be calculated to the fourth decimal place and rounded to the nearest third decimal place, with five ten-thousandths (5/10,000) being rounded upwards); provided, however, that such conversion shall be implemented only in the case where the common stock of the Corporation is listed on or registered at any Stock Exchange. If there arise fractions less than one (1) share in calculating the number of the shares of common stock of the Corporation to be issued to the Shareholders of Subsidiary Tracking Stock, cash adjustment therefor shall be made in the same manner in accordance with the provisions of the Commercial Code concerning consolidation of shares. If par value shares of common stock are issued upon such conversion and the issue price of one (1) share of common stock is less than the par value of the par value share of common stock of the Corporation, the number of the shares of common stock to be issued for one (1) share of the Subsidiary Tracking Stock shall be adjusted so that the issue price shall equal the par value.

2. (1) The "Compulsory Conversion Date" as used in this Article shall mean any date following the third anniversary of the initial issuance date of the shares of Subsidiary Tracking Stock and determined by the Corporation as such by a resolution of its Board of Directors.

(2) [Omitted]

After Amendment:

Article 10-9. (Compulsory Conversion)

1. On the Compulsory Conversion Date prescribed in this Article, each share of the Subsidiary Tracking Stock shall be converted into shares of common stock of the Corporation in the number obtained by dividing the number obtained by multiplying the Standard Market Price of the shares of Subsidiary Tracking Stock prescribed in this Article by 1.1 by the Standard Market Price of the shares of common stock of the Corporation prescribed in this Article (such number shall be calculated to the fourth decimal place and rounded to the nearest third decimal place, with five ten-thousandths (5/10,000) being rounded upwards); provided, however, that such conversion shall be implemented only in the case where the common stock of the Corporation is listed on or registered at any Stock Exchange. If there arise fractions less than one (1) share in calculating the number of the shares of common stock of the Corporation to be issued to the Shareholders of Subsidiary Tracking Stock, cash adjustment therefor shall be made in the manner as set forth in Article 220 of the Commercial Code.

2. (1) The "Compulsory Conversion Date" as used in this Article shall mean any date following the third anniversary of June 20, 2001 and determined by the Corporation as such by a resolution of its Board of Directors.

(2) [Not amended]

Article 10-10.

Reason for Amendment:

This Article be amended to make necessary changes in the provisions concerning the issuance date following the issuance of the shares of Subsidiary Tracking Stock.

Before Amendment:

Article 10-10. (Compulsory Termination-Part 1)

1. The Corporation shall, without delay, compulsorily retire all the shares of Subsidiary Tracking Stock or compulsorily convert them into the shares of common stock of the Corporation if, on and after the first issuance date of the shares of Subsidiary Tracking Stock, any of the following events shall occur:

[The rest of this Article being omitted]

After Amendment:

Article 10-10. (Compulsory Termination-Part 1)

1. The Corporation shall, without delay, compulsorily retire all the shares of Subsidiary Tracking Stock or compulsorily convert them into the shares of common stock of the Corporation if, on and after June 20, 2001, any of the following events shall occur:

[No amendment to the rest of this Article]

Article 10-11.

Reason for Amendment:

This Article be amended to make necessary changes in the provisions concerning the issuance date following the issuance of the shares of Subsidiary Tracking Stock and to make partial modifications of the relevant description following the amendments to the Commercial Code with respect to the disposition of fractional share.

Before Amendment:

Article 10-11. (Compulsory Termination-Part 2)

1. The Corporation shall, without delay, compulsorily retire all the shares of Subsidiary Tracking Stock or compulsorily convert them into the shares of common stock of the Corporation if, on and after the first issuance date of the shares of Subsidiary Tracking Stock, the listing of the Subsidiary Shares on, or the registration of the Subsidiary Shares at a Stock Exchange is approved by the competent authorities of such Stock Exchange.

2. (1) [Omitted]

(2) With respect to the retirement of the shares of Subsidiary Tracking Stock under the preceding paragraph, the Corporation may, instead of making such retirement in accordance with the provisions of Article 10-7 or 10-8, compulsorily retire all the shares of the Subsidiary Tracking Stock on the day of such listing or registration or on any day prior to such day of listing or registration and determined by the Board of Directors of the Corporation that resolves such retirement with the profit distributable as dividends to the shareholders at the Standard Market Price prescribed in Article 10-7, Paragraph 2, Item (2) or compulsorily retire all the shares of the Subsidiary Tracking Stock in accordance with the provisions of Article 375 and its succeeding Articles of the Commercial Code concerning capital reduction, by means of delivering for each share of Subsidiary Tracking Stock the Subsidiary Shares in the number obtained by multiplying one (1) by the Standard Ratio as of such day or prescribed day. If there arise fractions less than one (1) share in calculating the number of the Subsidiary Shares to be delivered to the Shareholders of Subsidiary Tracking Stock, cash adjustment therefor shall be made in the same manner in accordance with the provisions of the Commercial Code concerning consolidation of shares.

After Amendment:

Article 10-11. (Compulsory Termination-Part 2)

1. The Corporation shall, without delay, compulsorily retire all the shares of Subsidiary Tracking Stock or compulsorily convert them into the shares of common stock of the Corporation if, on and after June 20, 2001, the listing of the Subsidiary Shares on, or the registration of the Subsidiary Shares at a Stock Exchange is approved by the competent authorities of such Stock Exchange.

2. (1) [Not amended]

(2) With respect to the retirement of the shares of Subsidiary Tracking Stock under the preceding paragraph, the Corporation may, instead of making such retirement in accordance with the provisions of Article 10-7 or 10-8, compulsorily retire all the shares of the Subsidiary Tracking Stock on the day of such listing or registration or on any day prior to such day of listing or registration and determined by the Board of Directors of the Corporation that resolves such retirement with the profit distributable as dividends to the shareholders at the Standard Market Price prescribed in Article 10-7, Paragraph 2, Item (2) or compulsorily retire all the shares of the Subsidiary Tracking Stock in accordance with the provisions of

Article 375 and its succeeding Articles of the Commercial Code concerning capital reduction, by means of delivering for each share of Subsidiary Tracking Stock the Subsidiary Shares in the number obtained by multiplying one (1) by the Standard Ratio as of such day or prescribed day. If there arise fractions less than one (1) share in calculating the number of the Subsidiary Shares to be delivered to the Shareholders of Subsidiary Tracking Stock, cash adjustment therefor shall be made in the manner as set forth in Article 220 of the Commercial Code.

Article 10-12.

Reason for Amendment:

This Article be amended to make necessary changes in the provisions concerning the issuance date following the issuance of the shares of Subsidiary Tracking Stock.

Before Amendment:

Article 10-12. (Adjustment of Standard Ratio)

1. In case that any of the events set forth in Paragraphs 2 through 5 of this Article shall occur on and after the first issuance date of the shares of Subsidiary Tracking Stock, the Standard Ratio shall be adjusted in accordance with the respective provisions below. The adjustment under this Article shall be made separately every time such event occurs. The Standard Ratio shall not be adjusted due to the occurrence of any event whereby the number of the shares of common stock of the Corporation is, or is likely to be, changed.

[The rest of this Article being omitted]

After Amendment:

Article 10-12. (Adjustment of Standard Ratio)

1. In case that any of the events set forth in Paragraphs 2 through 5 of this Article shall occur on and after June 20, 2001, the Standard Ratio shall be adjusted in accordance with the respective provisions below. The adjustment under this Article shall be made separately every time such event occurs. The Standard Ratio shall not be adjusted due to the occurrence of any event whereby the number of the shares of common stock of the Corporation is, or is likely to be, changed.

[No amendment to the rest of this Article]

Article 14.

This Article be amended to make partial modifications of description only in Japanese. No modification of English translation of this Article is necessary.

Article 16.

Reason for Amendment:

This Article be amended to make partial modifications of description to correspond to the digitalization of corporate documents.

Before Amendment:

Article 16. (Minutes)

The substance of the proceedings at a general meeting of shareholders and the results thereof shall be recorded in the minutes, and the chairman and other directors present shall inscribe their names and affix their seals thereon.

After Amendment:

Article 16. (Minutes)

The substance of the proceedings at a general meeting of shareholders and the results thereof shall be recorded in the minutes, and the chairman and other directors present shall inscribe their names and affix their seals thereon or put their electronic signatures thereon.

Article 17.

Reason for Amendment:

This Article be amended to comply with the change of the calculation of voting rights following the establishment by law of new unit of shares (*tangen-kabu*) system.

Before Amendment:

Article 17. (Election of Directors)

1. Directors shall be elected at the general meetings of shareholders.

2. In order to adopt a resolution for the election of Directors, the attendance of shareholders holding not less than one-third of the total share with voting rights issued and outstanding shall be required.

3. With respect to resolutions for the election for Directors, no cumulative voting shall be used.

After Amendment:

Article 16. (Election of Directors)

1. [Not amended]

2. In order to adopt a resolution for the election of Directors, the attendance of shareholders holding not less than one-third of the voting rights of the total shareholders shall be required.

3. [Not amended]

New Article 20.

Reason for Amendment:

This Article is newly added to set forth the respective provisions of exemption of the Directors from their liabilities to the extent permitted by the Commercial Code in order for the Directors to execute their expected duties appropriately and of execution of a liability limitation agreement with outside Directors in order to induce any qualified person to be an outside Director of the Corporation, all following the establishment by law of the limited liability system for directors.

Before Amendment:

[New Article]

After Amendment:

Article 20. (Limitation of Liabilities of Directors and Liability Limitation Agreement with Outside Directors)

1. The Corporation may, by a resolution of the Board of Directors, exempt Directors from their liabilities arising in connection with the actions provided for in paragraph 1, item 5 of Article 266 of the Commercial Code to the extent permitted by law.

2. The Corporation may enter into a liability limitation agreement with outside Directors which limits the maximum amount of their liabilities arising in connection with the actions provided for in paragraph 1, item 5 of Article 266 of the Commercial Code to the higher of either thirty million yen (30,000,000 yen) or an aggregate sum of the amounts prescribed in each item of paragraph 19 of Article 266 of the Commercial Code.

New Article 21.

Reason for Amendment:

It is proposed that present Article 20 (Members of the Board of Directors) and present Article 23 (Authority of the Board of Directors) shall be integrated into new Article 21.

Before Amendment:

Article 20. (Members of the Board of Directors)

The Directors of the Corporation shall constitute the Board of Directors.

After Amendment:

Article 21. (Board of Directors)

1. The Directors of the Corporation shall constitute the Board of Directors.

2. The Board of Directors shall make decisions concerning the affairs of the Corporation as provided by law and by these Articles of Incorporation, as well as all other important affairs of the Corporation.

New Article 22. and Article 23.

Reason for Amendment:

Due to the newly added Articles, present Articles 21 and 22 be renumbered downwards accordingly.

Before Amendment:

Article 21.

[Omitted]

Article 22.

[Omitted]

After Amendment:

Article 22.

[Not amended]

Article 23.

[Not amended]

Deletion of present Article 23.

Reason for Amendment:

This Article be deleted since the provision will be moved to new Article 21 in the proposed amendment.

Before Amendment:

Article 23. (Authority of the Board of Directors)

The Board of Directors shall make decisions concerning the affairs of the Corporation as provided by law and by these Articles of Incorporation, as well as all other important affairs of the Corporation.

After Amendment:

[Deleted]

Article 25.

Reason for Amendment:

This Article be amended to make partial modifications of description to correspond to the digitalization of corporate documents.

Before Amendment:

Article 25. (Minutes of the Board of Directors)

The substance of proceedings of a meeting of the Board of Directors and the results thereof shall be recorded in the minutes, and the attending Directors and Statutory Auditors shall inscribe their names and affix their seals thereon.

After Amendment:

Article 25. (Minutes of the Board of Directors)

The substance of proceedings of a meeting of the Board of Directors and the results thereof shall be recorded in the minutes, and the attending Directors and Statutory Auditors shall inscribe their names and affix their seals thereon or put their electronic signatures thereon.

Article 26.

Reason for Amendment:

This Article be amended to comply with the change of the calculation of voting rights following the establishment by law of new unit of shares (*tangen-kabu*) system.

Before Amendment:

Article 26. (Election of Statutory Auditors)

1. Statutory Auditors shall be elected at the general meetings of shareholders.

2. In order to adopt a resolution for the election of Statutory Auditors, the attendance of shareholders holding not less than one-third of the total share with voting rights issued and outstanding shall be required.

After Amendment:

Article 26. (Election of Statutory Auditors)

1. [Not amended]

2. In order to adopt a resolution for the election of Statutory Auditors, the attendance of shareholders holding not less than one-third of the voting rights of the total shareholders shall be required.

Article 27.

Reason for Amendment:

This Article be amended to change the term of office from "within three years" to "within four years" following the extension of the term of office of Statutory Auditors.

Before Amendment:

Article 27. *(Term of Office of Statutory Auditors)*

1. The term of office of a Statutory Auditor shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last closing of accounts within three (3) years after his or her assumption of office.

2. The term of office of a Statutory Auditor elected to fill a vacancy shall be the same as the remaining term of office of his or her predecessor.

After Amendment:

Article 27. *(Term of Office of Statutory Auditors)*

1. The term of office of a Statutory Auditor shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last closing of accounts within four (4) years after his or her assumption of office.

2. [Not amended]

New Article 28.

Reason for Amendment:

This Article is newly added to set forth the provisions of exemption of the Statutory Auditors from their liabilities to the extent permitted by the Commercial Code in order for the Statutory Auditors to execute their expected duties appropriately following the establishment by law of the limited liability system for statutory auditors.

Before Amendment:

[New Article]

After Amendment:

Article 28. (Limitation of Liabilities of Statutory Auditors)

The Corporation may, by a resolution of the Board of Directors, exempt Statutory Auditors from their liabilities to the extent permitted by law.

New Article 29.

Reason for Amendment:

It is proposed that present Article 28 (Members of the Board of Statutory Auditors) and present Article 30 (Authority of the Board of Statutory Auditors) shall be integrated into new Article 29.

Before Amendment:

Article 28. (Members of the Board of Statutory Auditors)

All Statutory Auditors of the Corporation shall constitute the Board of Statutory Auditors.

After Amendment:

Article 29. (Board of Statutory Auditors)

1. All Statutory Auditors of the Corporation shall constitute the Board of Statutory Auditors.

2. The Board of Statutory Auditors shall make decisions concerning the affairs of the Corporation as provided by law, as well as all other affairs concerning the execution by Statutory Auditors of their duties; however, the Board of Statutory Auditors shall not interfere with the execution by Statutory Auditors of their duties.

New Article 30.

Reason for Amendment:

Due to the newly added Articles, present Article 29 be renumbered downwards accordingly.

Before Amendment:

Article 29.

[Omitted]

After Amendment:

Article 30.

[Not amended]

Deletion of present Article 30.

Reason for Amendment:

This Article be deleted since the provision will be moved to new Article 29 in the proposed amendment.

Before Amendment:

Article 30. (Authority of the Board of Statutory Auditors)

The Board of Statutory Auditors shall make decisions concerning the affairs of the Corporation as provided by law, as well as all other affairs concerning the execution by Statutory Auditors of their duties; however, the Board of Statutory Auditors shall not interfere with the execution by Statutory Auditors of their duties.

After Amendment:

[Deleted]

Article 32.

Reason for Amendment:

This Article be amended to make partial modifications of description to correspond to the digitalization of corporate documents.

Before Amendment:

Article 32. (Minutes of the Board of Statutory Auditors)

The substance of proceedings of a meeting of the Board of Statutory Auditors and the results thereof shall be recorded in the minutes, and the attending Statutory Auditors shall inscribe their names and affix their seals thereon.

After Amendment:

Article 32. (Minutes of the Board of Statutory Auditors)

The substance of proceedings of a meeting of the Board of Statutory Auditors and the results thereof shall be recorded in the minutes, and the attending Statutory Auditors shall inscribe their names and affix their seals thereon or put their electronic signatures thereon.

Deletion of present Article 39.

Reason for Amendment:

This Article be deleted following the abolishment of the "Law Concerning Special Measures to the Commercial Code Relating to Procedures for Retirement of Shares of Stock".

Before Amendment:

Article 39. (Retirement of Shares)

1. On and after January 26, 2001, the Corporation may, by a resolution of the Board of Directors, purchase shares of common stock or shares of Subsidiary Tracking Stock and retire them with its profit up to a total, not exceeding ninety million (90,000,000) shares, when it determines that such purchase and retirement are particularly necessary, taking into consideration economic conditions, the business performance and financial conditions of the Corporation and other matters.

2. In addition to the preceding paragraph, on and after January 26, 2001, the Corporation may, by a resolution of the Board of Directors, purchase shares of common stock or shares of Subsidiary Tracking Stock and retire them with its additional paid-in capital up to a total, not exceeding thirty million (30,000,000) shares, and at prices in total not exceeding four hundred billion yen (400,000,000,000 yen).

After Amendment:

[Deleted entirety]

Deletion of present Article 40.

Reason for Amendment:

This Article be deleted following the amendment to the provisions of Article 280-19 (before amendment) of the Commercial Code.

Before Amendment:

Article 40. (Granting of Share Subscription Rights)

The Corporation may grant share subscription rights to Directors and/or employees pursuant to Article 280-19 of the Commercial Code.

After Amendment:

[Deleted]

New Addendum

Reason for Amendment:

This addendum be newly added to provide for the interim measures regarding the term of office of statutory auditors and for the stage to delete the relevant addendum.

Before Amendment:

[New Article]

After Amendment:

'Addendum'

The provision of Paragraph 1 of Article 27 (Term of Office of Statutory Auditors) shall become applicable to Statutory Auditors elected at the ordinary general meeting of shareholders with respect to the first fiscal year ending on and after May 1, 2002 and with respect to the Statutory Auditors in office before such general meeting, the words "within four (4) years after his or her assumption of office" shall be read as "within three (3) years after his or her assumption of office". In addition, this addendum shall be automatically deleted when all of the Statutory Auditors in office before the conclusion of such said general meeting resign.

4. To elect 11 Directors.

The term of office of all 12 Directors will expire at the conclusion of this Meeting. Accordingly, the election of the following 11 Directors is proposed.

The candidates for Directors are as follows:

(1) Norio Ohga	Date of Birth:	January 29, 1930
	Director since:	1972
	Current Position:	Director (Chairman of the Board)
(2) Nobuyuki Idei	Date of Birth:	November 22, 1937
	Director since:	1989
	Current Position:	Representative Director (Chairman and CEO)
(3) Kunitake Ando	Date of Birth:	January 1, 1942
	Director since:	2000
	Current Position:	Representative Director (President and COO)
(4) Teruhisa Tokunaka	Date of Birth:	August 9, 1945
	Director since:	1999
	Current Position:	Representative Director (Executive Deputy President and CFO)
(5) Minoru Morio	Date of Birth:	May 20, 1939
	Director since:	1988
	Current Position:	Director (Vice Chairman, in charge of EMCS)
(6) Teruo Masaki	Date of Birth:	August 7, 1943
	Director since:	1999
	Current Position:	Director (Corporate Senior Executive Vice President, in charge of Legal Matters and Intellectual Property)
(7) Howard Stringer	Date of Birth:	February 19, 1942
	Director since:	1999
	Current Position:	Director (Chairman and CEO of Sony Corporation of America)
(8) Ken Kutaragi	Date of Birth:	August 2, 1950
	Director since:	2000
	Current Position:	Director (President and CEO of Sony Computer Entertainment Inc., Chairman of PlayStation.com (Japan) Inc., and Chairman of Sony Computer Entertainment America Inc.)

(9) Iwao Nakatani	Date of Birth:	January 22, 1942
	Director since:	1999
	Current Position:	Director
	Other Principal Directorship:	President of TAMA University, and Director of Research, UFJ Institute Ltd.
(10) Göran Lindahl	Date of Birth:	April 28, 1945
	Director since:	2001
	Current Position:	Director
	Other Principal Directorship:	Director of Anglo American plc, and Director of E. I. du Pont de Nemours and Company
(11) Akishige Okada	Date of Birth:	April 9, 1938
	Director since:	New Director candidate
	Other Principal Directorship:	Chairman of the Board of Sumitomo Mitsui Banking Corporation

NOTES:

1. Mr. Iwao Nakatani, Mr. Göran Lindahl and Mr. Akishige Okada are candidates of outside Directors prescribed by Article 188, paragraph 2, item 7-2 of the Commercial Code.
2. The Corporation has business transactions with Sony Computer Entertainment Inc. such as receipt of patent license fee and sale and purchase of products.
3. The Corporation has business transactions with PlayStation.com (Japan) Inc. such as provision of human resource.
4. The Corporation has business transactions with Sony Computer Entertainment America Inc. such as provision of human resource.

5. To elect 1 Statutory Auditor.

The term of office of Mr. Takashi Hayashi, Statutory Auditor of the Corporation, will expire at the conclusion of this Meeting. Accordingly, the election of the following 1 Statutory Auditor is proposed. The candidate for new Statutory Auditor is as follows:

Tadasu Kawai	Date of Birth:	May 7, 1941
	Statutory Auditor since:	New Statutory Auditor candidate
	Current Position:	Corporate Senior Vice President, in charge of Global Audit

For your information, Directors obtained the consent of more than a half of the Statutory Auditors to submit the proposal to this Meeting.

6. To grant retirement allowances to retiring Directors and a retiring Statutory Auditor.

In order to reward Mr. Peter G. Peterson and Mr. Kenichi Suematsu, each Director of the Corporation, and Mr. Takashi Hayashi, Statutory Auditor of the Corporation, who are going to retire from their respective offices at the conclusion of this Meeting, for their services while in office, it is proposed that retirement allowances be granted to each of them in the amounts of ¥3.8 million for the Directors and ¥17.6 million for the Statutory Auditor according to the Corporation's standards. A proposal is also made to entrust the decision as to the specific amount for each of retiring Directors to the Board of Directors.

7. To issue Common Stock Acquisition Rights for the purpose of granting stock options.

The Corporation will issue rights to subscribe for or purchase shares of Common Stock to directors and employees of the Corporation and its subsidiaries without any consideration therefor pursuant to the provisions of Articles 280-20 and 280-21 of the Commercial Code upon the terms outlined below for the purposes of giving directors and employees of the Corporation and its subsidiaries an incentive to contribute towards the improvement of the business performance of the Corporation and its group companies (the "Group") and thereby improving such business performance of the Group, by making the economic interest which such directors or employees will receive correspond to the business performance of the Corporation.

(1) Persons to Whom Common Stock Acquisition Rights Will be Allocated

Directors and employees of the Corporation and its subsidiaries.

(2) Class and Number of Shares to be Issued or Transferred upon Exercise of Common Stock Acquisition Rights

Not exceeding 2,750,000 shares of Common Stock.

Provided, however, that if the number of shares to be issued or transferred upon exercise of each Common Stock Acquisition Right is adjusted in accordance with (3) below, such number of shares to be issued or transferred shall be adjusted to the number obtained by multiplying the number of shares after adjustment by the total number of Common Stock Acquisition Rights to be issued.

(3) Total Number of Common Stock Acquisition Rights to be Issued

Not exceeding 27,500.

The number of shares to be issued or transferred upon exercise of each Common Stock Acquisition Right shall be 100.

Provided, however, that if the Corporation splits or consolidates its Common Stock, the number of shares to be issued or transferred upon exercise of each Common Stock Acquisition Right shall be adjusted according to the following formula.

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Ratio of split or consolidation}$$

The adjustment above shall be made only to those remain unexercised at the relevant time. If any fraction less than one (1) share arises as a result of such adjustment, such fraction shall be discarded.

(4) Issue Price of Common Stock Acquisition Rights

No consideration shall be paid.

(5) Amount to be Paid In for Exercise of Common Stock Acquisition Rights

The amount to be paid in per share to be issued or transferred upon exercise of each Common Stock Acquisition Right (the "Exercise Price") shall be as follows.

(i) Common Stock Acquisition Rights with Exercise Price Denominated in Yen

The Exercise Price shall be the average of closing prices of Common Stock in the regular trading thereof on the Tokyo Stock Exchange for ten (10) consecutive trading days (excluding days on which there is no such closing price) prior to the issue of such Common Stock Acquisition Rights, and any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen; provided, however, that if such calculated price is lower than such closing price on the day of issue of such Common Stock Acquisition Rights (if there is no such closing price on such date, the closing price on the immediately preceding trading day), the Exercise Price shall be the closing price on the day of issue of such Common Stock Acquisition Rights (or the closing price on the immediately preceding trading day).

(ii) Common Stock Acquisition Rights with Exercise Price Denominated in U.S. Dollars

The Exercise Price shall be the U.S. dollar amount obtained by dividing the average of closing prices of Common Stock in the regular trading thereof on the Tokyo Stock Exchange for ten (10) consecutive trading days (excluding days on which there is no such closing price) prior to the issue of such Common Stock Acquisition Rights by the average of the exchange rate quotations by a leading commercial bank in Tokyo for selling spot U.S. dollars by telegraphic transfer against yen for such ten (10) consecutive trading days, and any fraction less than one (1) cent arising as a result of such calculation shall be rounded up to the nearest one (1) cent.

(iii) Adjustment of Exercise Price

If the Corporation splits or consolidates its Common Stock after the day of issue of Common Stock Acquisition Rights, the Exercise Price shall be adjusted according to the following formula, and any fraction less than one (1) yen or one (1) cent resulting from this adjustment shall be rounded up to the nearest one (1) yen or one (1) cent.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of split or consolidation}}$$

In addition, in the case of a merger with any other company, corporate split or capital reduction of the Corporation, or in any other case similar thereto where an adjustment of Exercise Price shall be required,

in each case after the day of issue of Common Stock Acquisition Rights, the Exercise Price shall be appropriately adjusted to the extent reasonable.

(6) Exercise Period of Common Stock Acquisition Rights

The exercise period will be sometime within the period from the day of issue of Common Stock Acquisition Rights to the day on which ten (10) years have passed from such day of issue, which will be determined by the Board of Directors of the Corporation.

(7) Conditions for Exercise of Common Stock Acquisition Rights

(i) Each Common Stock Acquisition Right shall not be exercised in part.

(ii) Other conditions for exercise shall be determined by the Board of Directors of the Corporation.

(8) Cancellation of Common Stock Acquisition Rights

The Corporation may at any time purchase or acquire Common Stock Acquisition Rights and cancel them without any consideration.

(9) Restriction on Transfer of Common Stock Acquisition Rights

Transfer of Common Stock Acquisition Rights shall require an approval of the Board of Directors.

8. To issue Subsidiary Tracking Stock Acquisition Rights for the purpose of granting stock options.

The Corporation will issue rights to subscribe for or purchase shares of Subsidiary Tracking Stock to directors and employees of Sony Communication Network Corporation ("SCN") without any consideration therefor pursuant to the provisions of Articles 280-20 and 280-21 of the Commercial Code upon the terms outlined below for the purposes of giving directors and employees of SCN an incentive to contribute towards the improvement of the business performance of SCN and thereby improving such business performance of SCN, by making the economic interest which such directors or employees of SCN will receive correspond to the business performance of SCN.

(1) Persons to Whom Subsidiary Tracking Stock Acquisition Rights Will be Allocated

Directors and employees of SCN.

(2) Class and Number of Shares to be Issued or Transferred upon Exercise of Subsidiary Tracking Stock Acquisition Rights

(i) Class of Shares to be Issued or Transferred

Subsidiary Tracking Stock.

Provided, on and after the Compulsory Conversion Date (as defined in Article 10-9 of the Articles of Incorporation, the "Compulsory Conversion Date") for the compulsory conversion (as defined in Article

10-9 of the Articles of Incorporation, the "Compulsory Conversion") of Subsidiary Tracking Stock into Common Stock, the class of shares to be issued or transferred shall be Common Stock.

(ii) Number of Shares to be Issued or Transferred

Not exceeding 45,500 shares.

Provided, however, that if the number of shares to be issued or transferred upon exercise of each Subsidiary Tracking Stock Acquisition Right is adjusted in accordance with (3) below, such number of shares to be issued or transferred shall be adjusted to the number obtained by multiplying the number of shares after adjustment by the total number of Subsidiary Tracking Stock Acquisition Rights to be issued.

(3) Total Number of Subsidiary Tracking Stock Acquisition Rights to be Issued

Not exceeding 455.

The number of shares to be issued or transferred upon exercise of each Subsidiary Tracking Stock Acquisition Right shall be 100.

Provided, however, that if adjustment of the Exercise Price provided for in (5)(ii) below is made for any reason, the number of shares to be issued or transferred upon exercise of each Subsidiary Tracking Stock Acquisition Right shall be appropriately adjusted so that the amount obtained by multiplying the number of shares after adjustment by the Exercise Price after adjustment shall be equal to the amount obtained by multiplying the number of shares before adjustment by the Exercise Price before adjustment.

The adjustment above shall be made only to those remain unexercised at the relevant time. If any fraction less than one (1) share arises as a result of such adjustment, such fraction shall be discarded.

(4) Issue Price of Subsidiary Tracking Stock Acquisition Rights

No consideration shall be paid.

(5) Amount to be Paid In for Exercise of Subsidiary Tracking Stock Acquisition Rights

(i) The amount to be paid in per share to be issued or transferred upon exercise of each Subsidiary Tracking Stock Acquisition Right (the "Exercise Price") shall be the average of closing prices of Subsidiary Tracking Stock in the regular trading thereof on the Tokyo Stock Exchange for ten (10) consecutive trading days (excluding days on which there is no such closing price) prior to the issue of such Subsidiary Tracking Stock Acquisition Rights, and any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen; provided, however, that if such calculated price is lower than such closing price on the day of issue of such Subsidiary Tracking Stock Acquisition Rights (if there is no such closing price on such date, the closing price on the immediately preceding trading day), the Exercise Price shall be the closing price on the day of issue of such Subsidiary Tracking Stock Acquisition Rights (or the closing price on the immediately preceding trading day).

(ii) Adjustment of Exercise Price

[a] Adjustment due to events which become effective prior to the Compulsory Conversion Date

If the Corporation splits or consolidates its Subsidiary Tracking Stock after the day of issue of Subsidiary Tracking Stock Acquisition Rights but prior to the Compulsory Conversion Date (excluding such date), the Exercise Price shall be adjusted according to the following formula, and any fraction less than one (1) yen resulting from this adjustment shall be rounded up to the nearest one (1) yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of split or consolidation}}$$

[b] Adjustment due to events which become effective after the Compulsory Conversion Date

When the Compulsory Conversion is made, the Excise Price shall be appropriately adjusted in proportion to the conversion ratio. In addition to the foregoing, any adjustment of the Exercise Price after Compulsory Conversion Date shall be made in the same manner as described in [a] above with any necessary amendment.

[c] In addition, in the case of a merger with any other company, corporate split or capital reduction of the Corporation, or in any other case similar thereto where an adjustment of Exercise Price shall be required, in each case after the day of issue of Subsidiary Tracking Stock Acquisition Rights, the Exercise Price shall be appropriately adjusted to the extent reasonable.

(6) Exercise Period of Subsidiary Tracking Stock Acquisition Rights

The exercise period will be sometime within the period from the day of issue of Subsidiary Tracking Stock Acquisition Rights to the day on which ten (10) years have passed from such day of issue, which will be determined by the Board of Directors of the Corporation.

Provided, however, that when the Compulsory Retirement of Subsidiary Tracking Stock referred to in Articles 10-7 and 10-8 of the Articles of Incorporation is made, no Subsidiary Tracking Stock Acquisition Right may be exercised after the Termination Date for such Compulsory Retirement.

(7) Conditions for Exercise of Subsidiary Tracking Stock Acquisition Rights

(i) Each Subsidiary Tracking Stock Acquisition Right shall not be exercised in part.

(ii) Other conditions for exercise shall be determined by the Board of Directors of the Corporation.

(8) Cancellation of Subsidiary Tracking Stock Acquisition Rights

The Corporation may at any time purchase or acquire Subsidiary Tracking Stock Acquisition Rights and cancel them without any consideration.

(9) Restriction on Transfer of Subsidiary Tracking Stock Acquisition Rights

Transfer of Subsidiary Tracking Stock Acquisition Rights shall require an approval of the Board of Directors.

< SHAREHOLDER'S PROPOSALS (PROPOSALS 9 and 10) >

Proposals 9 and 10 are proposed by 41 shareholders who hold 769 voting rights.

9. To amend the Articles of Incorporation with respect to disclosure to shareholders of the remuneration and/or retirement allowances, etc. paid, given or granted or to be paid, given or granted to each of the Directors and Statutory Auditors. (Part 1)

(1) Point of Proposal

The following new Articles shall be added to the Articles of Incorporation:

(i) "With respect to the amount of the remuneration and/or bonus for Directors and Statutory Auditors paid during each fiscal year, the amount paid to each of the Directors and Statutory Auditors shall be disclosed in the reference documents attached to the convocation notice for the ordinary general meeting of shareholders held with respect to such fiscal year."; and

(ii) "When the agendum for approval of the retirement allowances to be paid to the Directors and Statutory Auditors is to be proposed at the general meeting of shareholders, the amount to be paid to each of the retiring Directors and Statutory Auditors shall be specified in such agendum."

(2) Reason for Proposal

It is a principal rule under the Commercial Code that the remuneration and/or retirement allowance for directors or statutory auditors be determined by resolutions of the general meeting of shareholders. However, the Corporation determines such remuneration and/or retirement allowance by resolutions of the Board of Directors or other similar procedures, and no disclosure to shareholders of the amount paid to each director or statutory auditor has been made in order to protect the privacy of directors or statutory auditors. Nevertheless, the directors owe a duty to the shareholders to inform the shareholders of the amount of remuneration and/or retirement allowance paid separately to each director and statutory auditor to whom the operation of the Corporation is entrusted by the shareholders.

The Corporation has developed and engages in business activities globally, and a high percentage of its stockholding is held by non-Japanese entities or individual shareholders. Under these circumstances, the disclosure by the Corporation, as the first Japanese corporation making such disclosure, of the amount of remuneration and/or retirement allowance paid to each separate director or statutory auditor will increase the global reputation of the Corporation as a business organization that has transparency and advanced disclosure, and will be responsive to the entrustment by the shareholders; thereby the corporate value of the Corporation will increase.

< Opinion of the Board of Directors >

Board of Directors opposes this proposal.

With respect to the remuneration for the Directors and Statutory Auditors, the Corporation has proposed to the general meeting of shareholders the monthly aggregate amount of remuneration for the Directors and Statutory Auditors, respectively, and such proposal has been approved at such meeting (Please refer to Notes 3 and 4 of the following sheet). In addition, with respect to the bonus for Directors, the aggregate amount of such bonus has been specified in the proposal on appropriation of non-consolidated net profit and has been approved at the general meeting of shareholders.

With respect to the retirement allowances, such allowances should be paid in accordance with the rule regarding retirement allowances for the Directors and Statutory Auditors of the Corporation, and the determination of specific amount is conferred upon (i) the Board of Directors for retiring Directors and (ii) the discussion and agreement by the Statutory Auditors for retiring Statutory Auditors, respectively, by the approval of the shareholders at the general meeting of shareholders.

Under the applicable laws and regulations and court precedents, and taking into consideration the customary practice in Japan, the procedures explained above are lawful and appropriate; therefore, the Board of Directors does not think it is necessary to set forth provisions such as this proposal in the Articles of Incorporation.

Furthermore, the amounts of remuneration for the Directors and Statutory Auditors of the Corporation have been disclosed in the supplementary statement in accordance with the regulation on financial statements under the Commercial Code; however, such information is and will be also disclosed in the convocation notice for the ordinary general meeting of shareholders as follows from and after this current fiscal year. With respect to the proposal for retirement allowances, the aggregate amount for retiring Director(s) and the aggregate amount for retiring Statutory Auditor(s) are and will be specified separately from and after this Meeting (please refer to page 26).

The amount of paid to Directors and Statutory Auditors (For the fiscal year ended March 31, 2002)

	Fixed Remuneration		Bonus		Retirement Allowances	
	Number of persons	Amount	Number of persons	Amount	Number of persons	Amount
Director	13 (Note 1)	¥1,080 million (Note 3)	10	¥180 million (Note 5)	1	¥200 million
Statutory Auditor	5 (Note 2)	¥105 million (Note 4)		(Note 6)	1	¥2 million
Total	18	¥1,186 million	10	¥180 million	2	¥202 million

NOTES: 1. This figure includes 1 Director who retired on June 21, 2001.

2. This figure includes 1 Statutory Auditor who retired on June 21, 2001.

3. This figure includes the amount of ¥171 million of the warrants of the 13 series bonds with warrants, which was granted as remuneration for Directors. The maximum amount of monthly remuneration for Directors approved by the resolution at the ordinary general meeting of shareholders in June 1991 is ¥150 million.
4. The maximum amount of monthly remuneration for Statutory Auditors approved by the resolution at the ordinary general meeting of shareholders in June 1994 is ¥13 million.
5. This bonus was paid pursuant to the approval of the appropriation of non-consolidated net profit at the ordinary general meeting of shareholders in June 2001.
6. The Corporation does not pay bonus to Statutory Auditors.

10. To amend the Articles of Incorporation with respect to the proposal for election of Directors, based upon the fundamental principles underlying the Basic Law for a Gender-equal Society. (Part 2)

(1) Point of Proposal

The following new Article shall be added to the Articles of Incorporation:

"When a proposal for election of Directors is made at a general meeting of shareholders, such proposal shall be made based upon the fundamental principles underlying the Basic Law for a Gender-equal Society."

(2) Reason for Proposal

Article 5 of the Basic Law for a Gender-equal Society provides that a gender-equal society should provide equal opportunities, regardless of gender, for joint participation in the planning and decision making of policy of the national or municipal government and of private entities, which opportunities are made available to everyone as equally-treated members of the society.

In the light of the current constituent ratio of both genders of shareholders and employees of the Corporation, it is a social expectation that the Corporation would make arrangements to have female Director(s). If the Corporation endeavors to search widely for a suitable person for that purpose, including those person(s) who could be appointed as outside Director(s), then the Corporation will certainly obtain them.

In the case of U.S. corporations, according to a report in 2000 by Fortune 500, the ratio of female directors thereof was 11.7% (12.5% in the case of corporate executive officers). If the Corporation carries out this proposal, the Corporation, as a global business organization whose ADRs are listed on the New York Stock Exchange, will achieve a better reputation and greater confidence with respect to the Corporation's corporate governance and will be responsive to the entrustment by the shareholders; thereby the corporate value of the Corporation will increase.

<Opinion of the Board of Directors>

Board of Directors opposes this proposal.

This proposal aims to provide in the Articles of Incorporation a policy pertaining to election of candidates for directors proposed at the general meeting of shareholders.

However, the election of candidates for directors proposed for election at the general meeting of shareholders should be conferred upon the Board of Directors by taking into account the existing circumstances without limiting the scope, so that appropriate persons can be elected. Therefore, it is inappropriate to set forth such limiting provisions, as proposed, in the Articles of Incorporation.

Further, the Board of Directors of the Corporation must not only perform its duties and responsibilities required under the Commercial Code, it must also responsibly determine management policy and supervise the Sony Group. Therefore, candidates for new directors should be elected from a wide candidate pool in and outside of the Corporation, without any distinction of gender, and from those persons who have sufficient talents and experiences appropriate for such duty.

Holders of American Depositary Receipts / European Depositary Receipts of record as of March 28, 2002, desiring to have their shares voted by the Depositary at this Meeting should execute the enclosed Voting Instruction Form and return it to the Depositary on or before 3:00 P.M. (New York time), June 14, 2002.

If your instructions are not received at or prior to that time, the Depositary intends to give a discretionary proxy for your vote to a person designated by Sony Corporation.

JPMorgan Chase Bank, Depositary

Dated: May 30, 2002
New York, New York